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As filed with the Securities and Exchange Commission on February 1, 2005

Registration Number 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DexCom, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	33-0857544 (I.R.S. Employer Identification Number)
DexCom, Inc. 5555 Oberlin Drive San Diego, California 92121 (858) 200-0200 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Andrew P. Rasdal
President and Chief Executive Officer
DexCom, Inc.
5555 Oberlin Drive
San Diego, California 92121
(858) 200-0200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Gordon K. Davidson, Esq. Robert A. Freedman, Esq. Nicholas S. Khadder, Esq. FENWICK & WEST LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Charles Ruck, Esq. Shayne Kennedy, Esq. LATHAM & WATKINS LLP 650 Town Center Drive Suite 2000 Costa Mesa, California 92626 (714) 540-1235

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $0.001 par value	$70,000,000	$8,239

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated February 1, 2005

                  Shares

DEXCOM, INC.

Common Stock

$         per share

•
DexCom, Inc. is offering                    shares of common stock.

•
We anticipate that the initial public offering price will be between $             and $             per share.

•
This is our initial public offering and no public market currently exists for our shares.

•
Proposed trading symbol:
NASDAQ National Market — DXCM.

This investment involves risk. See "Risk Factors" beginning on page 7.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to DexCom, Inc.	$	$

The underwriters have a 30-day option to purchase up to                    additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray	SG Cowen & Co.
William Blair & Company	First Albany Capital

The date of this prospectus is                    , 2005.

DexCom

Technology for Diabetes

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mg/dL
OK
400
350
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100

CAUTION: Investigational devices. Limited by Federal law to investigational use and are not approved for commercial sale.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover of this prospectus, but the information may have changed since that date.

SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read the more detailed information set out in this prospectus, especially the risks of investing in our common stock that we discuss under the "Risk Factors" section, as well as the financial statements and the related notes to those statements included elsewhere in this prospectus. References in this prospectus to "we," "us," "our" and "DexCom" refer to DexCom, Inc. unless the context requires otherwise.

Our Business

We are a medical device company focused on the design and development of continuous glucose monitoring systems for people with diabetes. We have developed proprietary technology and expertise that are enabling us to develop two continuous glucose monitoring systems: a short-term system with a sensor that can be inserted by a patient and used continuously for three days, and a long-term system with a sensor that can be implanted by a physician in a short outpatient procedure requiring only local anesthesia. When fully developed, our long-term sensor is expected to be used continuously for up to one year. Both sensors wirelessly transmit the patient's blood glucose, or blood sugar, levels to a small cell phone-sized receiver, which allows the patient to view real-time and trended blood glucose information with the touch of a button and alerts the patient when glucose levels are inappropriately high or low. We are currently conducting an 80- to 100-patient clinical trial of our short-term system, which we believe may support a premarket approval, or PMA, application by the end of the first half of 2005. We have received an investigational device exemption, and are conducting an 80-patient clinical trial, of our long-term system, and we expect to submit a PMA application for this system in 2006. To date, we have data from over 1,500 patient days of real-time usage of our continuous glucose monitoring systems from over 200 patients in clinical trials.

Market Opportunity

Diabetes is a chronic, life-threatening disease for which there is no known cure. The disease is caused by the body's inability to produce or effectively utilize the hormone insulin. This inability prevents the body from adequately regulating blood glucose levels. Worldwide, approximately 171 million people suffer from the disease. In 2002, there were an estimated 13 million diagnosed diabetes patients in the United States. This number is expected to rise by more than 1.3 million people each year as a result of an aging population, inappropriate diets and increasingly sedentary lifestyles. Diabetes is the fifth leading cause of death by disease in the United States, and complications related to diabetes include heart disease, limb amputations, loss of kidney function and blindness.

Diabetes is typically classified into two major groups: Type 1 and Type 2. Type 1 diabetes patients suffer from an absence of insulin and require frequent insulin injections in order to regulate and maintain blood glucose levels. Type 2 diabetes patients are unable to produce sufficient levels of insulin or become insulin resistant and, depending on the severity, may require dieting, exercise, oral medications or insulin injections to regulate blood glucose levels. The American Diabetes Association, or ADA, estimates that there are 1.3 million Type 1 diabetes patients and 2.8 million Type 2 diabetes patients who use insulin in the United States. In addition to Type 1 and Type 2 diabetes patients, pregnant women who have never had diabetes before may begin to have high blood glucose levels during pregnancy. According to the ADA, this condition, known as gestational diabetes, affects approximately 135,000 women in the United States each year.

The ADA estimates that the direct medical costs and indirect expenditures attributable to diabetes in the United States were $132 billion in 2002 and are expected to increase to $156 billion by 2010. Of the $132 billion in overall expenses, the ADA estimates that approximately $23 billion were associated with diabetes care. According to industry sources, the worldwide market for personal glucose monitoring systems and related disposables, which include test strips and lancets, was approximately $5.1 billion in 2003, and is expected to grow at an annual compound rate of approximately 11.6% to $8.9 billion in 2008.

Importance of Glucose Monitoring

Blood glucose levels can be affected by the carbohydrate and fat content of meals, exercise, stress, illness or impending illness, hormonal releases, variability in insulin absorption and changes in the effects of insulin in the body. As a result, blood glucose levels may fluctuate throughout the day and patients are often unaware that their levels are too high, a condition referred to as hyperglycemia, or too low, a condition referred to as hypoglycemia. According to the ADA, an important component of effective diabetes management is frequent monitoring of blood glucose levels. The landmark 1993 Diabetes Control and Complications Trial, or DCCT, consisting of patients with Type 1 diabetes, and the 1998 UK Prospective Diabetes Study, consisting of patients with Type 2 diabetes, demonstrated that patients who intensely managed blood glucose levels significantly reduced the incidence and severity of diabetes-related complications. In the DCCT, a major component of intensive management was monitoring blood glucose levels at least four times per day. Despite evidence that tightly managing blood glucose levels reduces long-term complications associated with diabetes, industry sources estimate that people with diabetes test, on average, less than twice per day.

Limitations of Existing Glucose Monitoring Products

Single-point finger stick devices are the most prevalent devices for glucose monitoring. These devices require taking a blood sample with a finger stick, placing a drop of blood on a test strip and inserting the strip into a glucose meter that yields a single-point in time blood glucose measurement. We believe that these devices suffer from several limitations, including:

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  Inconvenience. Patients using single-point finger stick devices must stop whatever they are doing several times a day, self-inflict a painful prick, and draw blood to measure blood glucose levels. This process is inconvenient and may cause embarrassment in social situations.

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  Limited Information. Even if patients test several times each day, each measurement represents a single blood glucose value at a single point in time. Because patients only have single-point data, they do not gain sufficient information to indicate the direction of change in their blood glucose levels. Without the ability to determine whether their blood glucose level is rising, falling or holding constant, the patient's ability to effectively manage and maintain blood glucose levels within normal ranges is severely limited.

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  Difficulty of Use. To obtain a glucose level reading with a single-point finger stick device, patients conduct a multiple-step process to obtain a blood sample and measure their glucose level with a blood glucose meter. This task is more difficult for patients with decreased tactile sensation and visual acuity, which are common complications of diabetes.

  •
  Pain. Although the fingertips are rich in blood flow and provide a good site to obtain a blood sample, they are also densely populated with highly sensitive nerve endings. As a result, lancing, subsequent manipulation of the finger to draw blood and multiple finger sticks can be painful.

We believe a significant market opportunity exists for a glucose monitoring system that provides continuous blood glucose information and that is convenient and easy-to-use.

The DexCom Solution

We are developing blood glucose monitoring systems that continuously measure a patient's blood glucose level and transmit that information to a small cell phone-sized receiver. In a clinical trial using our first generation long-term sensor, patients reduced the amount of time they spent hyperglycemic by 25% and the time they spent hypoglycemic by 47%. Correspondingly, these patients increased the time they spent at target blood glucose levels by 88%. These results were published in a peer-reviewed article in the March 2004 issue of Diabetes Care. Relying on our broad-based technology platform, we are developing, and testing in clinical trials, short-term and long-term continuous blood glucose monitoring systems that are designed to offer the following advantages to diabetes patients:

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  Convenience. We believe that convenience is the paramount factor in achieving widespread adoption of a continuous blood glucose monitoring system. Our sensors continuously measure and record the patient's blood glucose level and wirelessly transmit a blood glucose value at various intervals to a small cell phone-sized receiver throughout the day and night. The patient can check his or her blood glucose level and trend information at any time with the touch of a button.

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  Access to Real-Time Values and Trend Information. By pushing a button, patients can view their current glucose value, along with a graphical display of one-, three- or nine-hour trend information. Access to continuous real-time glucose measurements provides patients with information that may be used to attain better glucose control. Additionally, our continuous blood glucose monitoring systems alert patients when their blood glucose approaches inappropriately high or low levels so that they may intervene.

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  Intuitive Patient Interface. We have extensive experience in the clinical trial setting with real-time usage of our continuous monitoring technology and, as a result, have developed a patient interface that we believe is intuitive and easy-to-use. Our receiver's ergonomic design includes user-friendly buttons, an easy-to-read display, simple navigation tools, audible alerts and graphical display of trend information.

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  Comfort. Our sensors are designed to provide patients with the benefits of continuous monitoring without having to perform finger stick tests for each measurement. Additionally, the short-term sensor electrode that is inserted under the skin is a very thin wire, and the external portion of the short-term sensor, including the transmitter, is small and has a low profile designed to be easily worn under clothing. Finally, the receiver for both systems is the size of a small cell phone and can be carried discreetly in a pocket or purse.

While we believe our glucose monitoring systems offer these advantages, patients may not perceive the benefits of continuous glucose monitoring and may be unwilling to change their current treatment regimens. Our products, and in particular our long-term continuous glucose monitoring system, can be more invasive than current self-monitored glucose testing systems, including single-point finger stick devices, and patients may be unwilling to insert or implant a sensor in their body, especially if their current diabetes management involves no more than two finger sticks per day. Additionally, our systems may not be approved as replacement devices for single-point finger stick devices and may be more costly to use.

Our Strategy

Our objective is to become the leading provider of continuous glucose monitoring systems and related products to enable people with diabetes to manage their disease more conveniently and effectively. To achieve this objective, we are pursuing the following business strategies:

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  Establish our technology platform as the leading approach to continuous blood glucose monitoring;

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  Leverage our product development expertise to rapidly bring products to market;

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  Pursue the highest safety and quality levels for our products;

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  Commercialize our products through a direct sales and marketing effort; and

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  Provide a high level of customer support, service and education.

Corporate Information

We were incorporated in Delaware in May 1999. Our principal offices are located at 5555 Oberlin Drive, San Diego, California 92121, and our telephone number is (858) 200-0200. Our World Wide Web address is http://www.dexcom.com. The information found on, or accessible through, our website is not a part of this prospectus.

We are seeking to register our trademark, DexCom, with the U.S. Patent and Trademark Office. All other trademarks, tradenames and service marks appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	shares
Common stock to be outstanding after this offering	shares
Initial public offering price	$ per share
Use of proceeds
We intend to use the net proceeds of this offering for clinical trials and other research and development, building our commercialization infrastructure, working capital and general corporate purposes. See "Use of Proceeds."
Proposed NASDAQ National Market symbol	DXCM

The number of shares of common stock to be outstanding after this offering is based on 40,097,491 shares outstanding as of December 31, 2004, and excludes:

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  87,458 shares of common stock issuable upon exercise of an outstanding warrant with an exercise price of $2.69 per share;

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  6,706,237 shares of common stock subject to outstanding options at a weighted average exercise price of $0.46 per share;

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  6,300,000 shares of common stock reserved for future grant or issuance under our 1999 stock option plan, 2005 equity incentive plan and 2005 employee stock purchase plan; and

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  automatic annual increases in the number of shares of common stock reserved for issuance under our 2005 equity incentive plan and 2005 employee stock purchase plan.

Except as otherwise noted, all information in the prospectus assumes:

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  a    for    reverse split of the shares of our common stock on or before the closing of the offering, which will be reflected in an amendment to this prospectus;

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  no exercise of the underwriter's over-allotment option;

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  the conversion of all outstanding shares of our preferred stock into 35,450,870 shares of common stock upon the closing of this offering; and

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  the filing of our restated certificate of incorporation, which will occur immediately following the completion of the offering.

Summary Financial Data

The following table summarizes our financial data. The statements of operations data for the years ended December 31, 2002, 2003 and 2004 and for the period from May 13, 1999 (inception) through December 31, 2004 and the balance sheet data as of December 31, 2004 have been derived from our audited financial statements included elsewhere in this prospectus. You should read this data together with our financial statements and related notes to those statements included elsewhere in this prospectus and the information under "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

				Period from May 13, 1999 (inception) through December 31, 2004
	Years Ended December 31,
	2002	2003	2004
	(in thousands, except share and per share data)
Statements of Operations Data:
Costs and expenses:
Research and development	$6,311	$8,934	$12,179	$36,113
General and administrative	1,860	1,250	1,440	7,590
Stock-based compensation:
Research and development	—	—	291	291
General and administrative	—	—	157	157

Total costs and expenses	8,171	10,184	14,067	44,151
Interest and other income, net	463	270	121	1,405

Net loss	(7,708)	(9,914)	(13,946)	(42,746)
Accretion to redemption value of Series B and Series C redeemable convertible preferred stock	(2,451)	(3,235)	(3,235)	(10,139)

Net loss attributable to common stockholders	$(10,159)	$(13,149)	$(17,181)	$(52,885)

Basic and diluted net loss per share attributable to common stockholders(1)	$(2.48)	$(3.03)	$(3.76)

Shares used to compute basic and diluted net loss per share attributable to common stockholders(1)	4,092,421	4,339,851	4,572,649

Pro forma basic and diluted net loss per share (unaudited)(1)			$(0.44)

Shares used to compute pro forma basic and diluted net loss per share (unaudited)(1)			31,690,525

	As of December 31, 2004
	Actual	Pro Forma As Adjusted(2)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$27,229	$
Working capital	25,705
Total assets	29,358
Redeemable convertible preferred stock	76,974
Total stockholders' equity (deficit)	(49,310)

(1)See Note 2 of the notes to our financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share.

(2)On a pro forma as adjusted basis to give effect to the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering and to reflect the sale of             shares of our common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the range on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. In that case, the trading price of our common stock would likely decline and you might lose all or part of your investment in our common stock. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our operations and business results.

Risks Related to Our Business

We are a development stage company and we do not have, and may never have, any products.

We are a development stage medical device company with a limited operating history, and we currently do not have any commercialized products or any source of revenue. We have invested all of our time and resources in developing our continuous glucose monitoring systems, which we initially intend to commercialize in the form of a short-term continuous glucose monitoring system, and subsequently, in the form of a long-term continuous glucose monitoring system. Our existing products under development will require additional clinical evaluation, regulatory approval, significant marketing efforts and substantial additional investment before they can provide us with any revenue. Our efforts may not lead to commercially successful products for a number of reasons, including:

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  we may not be able to obtain regulatory approvals for our continuous glucose monitoring systems, or the approved indication for our products may be narrower than we seek;

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  our continuous glucose monitoring systems may not prove to be safe and effective in clinical trials;

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  we may experience delays in our development program;

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  patients may not receive sufficient reimbursement from third-party payors to promote widespread use of our continuous glucose monitoring systems;

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  any products that are approved may not be accepted in the marketplace by physicians and patients;

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  we may not have adequate financial or other resources to complete the development and commercialization of our continuous glucose monitoring systems or other products;

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  we may not be able to manufacture our products in commercial quantities or at an acceptable cost; and

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  rapid technological change may make our technology and products obsolete.

We do not expect to be able to commercialize our short-term continuous glucose monitoring system or long-term continuous glucose monitoring system before 2006 and 2007, respectively. If we are unable to develop, obtain regulatory approval for or successfully commercialize our continuous glucose monitoring systems, we will be unable to generate revenue.

We have incurred losses since inception and anticipate that we will incur continued losses for the foreseeable future.

We have incurred net losses in each year since our inception in May 1999, including net loss attributable to common stockholders of $17.2 million for the year ended December 31, 2004. As of December 31, 2004, we had a deficit accumulated during the development stage of $52.9 million. We have financed our operations primarily through private placements of our equity securities and have devoted substantially all of our resources to research and development relating to our continuous glucose monitoring systems. We expect our research and development expenses to increase in connection with our clinical trials and other development activities related to our products. If we receive approval for marketing of a product by the Food and Drug Administration, or FDA, we expect to incur significant sales and marketing expenses, and manufacturing expenses. Additionally, if we complete our initial public offering, we expect that our general and administrative expenses will increase due to the additional operational and regulatory burdens applicable to public companies. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. These losses, among other things, have had and will continue to have an adverse effect on our stockholders' equity.

We have not received, and may never receive, FDA approval to market our continuous glucose monitoring systems.

We do not have the necessary regulatory approvals to market our continuous glucose monitoring systems or any other product in the United States or in any foreign market. We plan initially to launch our products, once approved, in the United States. The regulatory approval process for our continuous glucose monitoring systems involves, among other things, successfully completing clinical trials and obtaining a premarket approval, or PMA, from the FDA. The PMA process requires us to prove the safety and efficacy of our continuous glucose monitoring systems to the FDA's satisfaction. This process can be expensive and uncertain, requires detailed and comprehensive scientific and human clinical data, generally takes one to three years after a PMA application is filed and may never result in the FDA granting a PMA. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

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  our systems may not be safe or effective to the FDA's satisfaction;

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  the data from our pre-clinical studies and clinical trials may be insufficient to support approval;

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  the manufacturing process or facilities we use may not meet applicable requirements; and

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  changes in FDA approval policies or adoption of new regulations may require additional data.

Even if approved, our continuous glucose monitoring systems may not be approved for the indications that are necessary or desirable for successful commercialization of our systems. We may not obtain the necessary regulatory approvals to market our continuous glucose monitoring systems in the United States or anywhere else. Any delay in, or failure to receive or maintain, approval for our continuous glucose monitoring systems could prevent us from generating revenue or achieving profitability.

We expect to operate in a highly competitive market, we face competition from large, well-established medical device manufacturers with significant resources, and we may not be able to compete effectively.

The market for glucose monitoring devices is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. If our products are approved for marketing, we will compete directly with Roche Disetronic, a division of Roche Diagnostics; LifeScan, Inc., a division of Johnson & Johnson; the MediSense and TheraSense divisions of Abbott Laboratories; and Bayer Corporation, each of which manufactures and markets products for the single-point finger stick device market. Collectively these companies currently account for substantially all of the glucose monitoring market. Several companies are developing or marketing early generation short-term continuous glucose monitoring products that will compete directly with our planned products. These devices include the Guardian Continuous Glucose Monitoring System and the CGMS System Gold, both of which have received FDA approval for limited applications and are currently marketed by Medtronic, Inc., and the Freestyle Navigator Glucose System, which has not yet received FDA approval and is being developed by TheraSense. In August 2004, Medtronic announced that it had filed a PMA supplement for its Guardian device that, if approved, will allow it to show real-time glucose measurements to patients. Furthermore, several other companies are developing non-invasive continuous glucose monitoring products. One of these non-invasive devices, the Cygnus GlucoWatch, now owned by Animas Corporation, has received FDA approval. Most of the companies developing or marketing competing devices are publicly traded or divisions of publicly-traded companies, and these companies enjoy several competitive advantages, including:

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  significantly greater name recognition;

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  established relations with healthcare professionals, customers and third-party payors;

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  established distribution networks;

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  additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;

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  greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory approval for products and marketing approved products; and

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  greater financial and human resources for product development, sales and marketing, and patent litigation.

As a result, we may not be able to compete effectively against these companies or their products.

No continuous glucose monitoring system has yet received FDA clearance as a replacement for single-point finger stick devices, and our products may never be approved for that indication.

We do not expect our initial products will eliminate the need for single-point finger stick devices. We believe that our initial products, if approved, will be indicated for use by patients to obtain real-time blood glucose levels, trend information and alerts, but not as a substitute for single-point finger stick devices. No precedent for FDA approval of continuous glucose monitoring systems as a substitute for such devices has been established. Accordingly, there is no established study design or agreement regarding performance requirements or measurements in clinical trials for continuous glucose monitoring systems. To our knowledge, the only company to attempt to obtain approval from the FDA for the replacement of single-point finger stick devices with a continuous glucose monitoring system has experienced substantial delays, and there can be no guarantee that we will not also experience such delays.

If we are unable to successfully complete the pre-clinical studies or clinical trials necessary to support a PMA application, our ability to commercialize our continuous glucose monitoring systems and our financial position will be impaired.

Before submitting a PMA application, we must successfully complete pre-clinical studies and clinical trials that we believe will demonstrate that the product is safe and effective. Product development, including pre-clinical studies and clinical trials, is a long, expensive and uncertain process and is subject to delays and failure at any stage. Furthermore, the data obtained from the trial may be inadequate to support approval of a PMA application. While we obtained an Investigational Device Exemption, or IDE, prior to commencing the current clinical trial for our long-term continuous glucose monitoring system, FDA approval of an IDE application permitting us to conduct testing does not mean that the FDA will consider the data gathered in the trial sufficient to support approval of a PMA application, even if the trial's intended safety and efficacy endpoints are achieved.

The commencement or completion of any of our clinical trials may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous reasons, including, but not limited to, the following:

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  the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

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  patients do not enroll in clinical trials at the rate we expect;

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  patients do not comply with trial protocols;

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  patient follow-up is not at the rate we expect;

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  patients experience adverse side effects;

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  patients die during a clinical trial, even though their death may not be related to our products;

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  institutional review boards and third-party clinical investigators may delay or reject our trial protocol;

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  third-party clinical investigators decline to participate in a trial or do not perform a trial on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices or other FDA requirements;

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  third-party organizations do not perform data collection and analysis in a timely or accurate manner;

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  regulatory inspections of our clinical trials or manufacturing facilities may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;

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  changes in governmental regulations or administrative actions;

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  the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or efficacy; and

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  the FDA concludes that our trial design is inadequate to demonstrate safety and efficacy.

The results of pre-clinical studies do not necessarily predict future clinical trial results, and predecessor clinical trial results may not be repeated in subsequent clinical trials. We believe the data and performance from each of our last three clinical trials relating to our long-term system were likely insufficient to support a PMA application. Our ongoing clinical trials may produce similar results, in which case we would not rely on them for our PMA applications. Additionally, the FDA may disagree with our interpretation of the data from our pre-clinical studies and clinical trials, or may find the clinical trial design, conduct or results inadequate to prove safety or efficacy, and may require us to pursue additional pre-clinical studies or clinical trials, which could further delay the approval of our products. If we are unable to demonstrate the safety and efficacy of our products in our clinical trials, we will be unable to obtain regulatory approval to market our products. The data we collect from our current clinical trials, our pre-clinical studies and other clinical trials may not be sufficient to support FDA approval.

If we are unable to obtain acceptable prices or adequate reimbursement for our products from third-party payors, we will be unable to generate significant revenue.

The availability of insurance coverage and reimbursement for newly approved medical devices is uncertain. In the United States, patients using existing single-point finger stick devices are generally reimbursed all or part of the product cost by Medicare or other third-party payors. The commercial success of our continuous glucose monitoring systems in both domestic and international markets will be substantially dependent on whether third-party coverage and reimbursement is available for patients that use our systems. Third-party coverage may be particularly difficult to obtain if our systems are not approved by the FDA as replacements for existing single-point finger stick devices. Medicare, Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new medical devices, and, as a result, they may not cover or provide adequate payment for our systems. In order to obtain reimbursement arrangements, we may have to agree to a net sales price lower than the net sales price we might charge in other sales channels. The continuing efforts of government and third-party payors to contain or reduce the costs of healthcare may limit our revenue. Our initial dependence on the commercial success of our short-term continuous glucose monitoring system makes us particularly susceptible to any cost containment or reduction efforts. Accordingly, even if our short-term continuous glucose monitoring system or future products we develop are approved for commercial sale, unless government and other third-party payors provide adequate coverage and reimbursement for our products, patients may not use them.

In some foreign markets, pricing and profitability of medical devices are subject to government control. In the United States, we expect that there will continue to be federal and state proposals for similar controls. Also, the trends toward managed healthcare in the United States and proposed legislation intended to reduce the cost of government insurance programs could significantly influence the purchase of healthcare services and products and may result in lower prices for our products or the exclusion of our products from reimbursement programs.

Our continuous glucose monitoring systems may never achieve market acceptance even if we obtain regulatory approvals.

To date, only those patients and physicians involved in our clinical trials have used our products and, even if we obtain regulatory approval, people with diabetes or the medical community may not endorse our short-term or long-term continuous glucose monitoring systems. The degree of market acceptance of our products will depend on a number of factors, including:

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  perceived effectiveness of the systems;

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  convenience of use;

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  cost of our continuous glucose monitoring systems;

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  adequacy of third-party coverage or reimbursement;

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  approved indications and product labeling;

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  publicity concerning our products or competitive products;

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  prevalence and severity of any side effects;

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  potential advantages over alternative glucose monitoring methods;

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  introduction and acceptance of competing products or technologies; and

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  extent and success of our sales, marketing and distribution efforts.

Our products, and in particular our long-term continuous glucose monitoring system, can be more invasive than current self-monitored glucose testing systems, including single-point finger stick devices, and patients may be unwilling to insert or implant a sensor in their body, especially if their current diabetes management involves no more than two finger sticks per day. Moreover, patients may not perceive the benefits of continuous glucose monitoring and may be unwilling to change their current treatment regimens. In addition, physicians tend to be slow to change their medical treatment practices because of perceived liability risks arising from the use of new products and the uncertainty of third party reimbursement. Physicians may not recommend or prescribe our products until there is long-term clinical evidence to convince them to alter their existing treatment methods and there are recommendations from prominent physicians that our products are effective in monitoring blood glucose levels. If our continuous glucose monitoring systems are approved but do not achieve an adequate level of acceptance by patients, physicians and healthcare payors, we may not generate significant product revenue and we may not become profitable.

We depend on clinical investigators and clinical sites to enroll patients in our clinical trials and other third parties to manage the trials and to perform related data collection and analysis, and, as a result, we may face costs and delays that are outside of our control.

We rely on clinical investigators and clinical sites to enroll patients in our clinical trials and other third parties to manage the trial and to perform related data collection and analysis. However, we may not be able to control the amount and timing of resources that clinical sites may devote to our clinical trials. If these clinical investigators and clinical sites fail to enroll a sufficient number of patients in our clinical trials or fail to ensure compliance by patients with clinical protocols, we will be unable to complete these trials, which could prevent us from obtaining regulatory approvals for our products. Our agreements with clinical investigators and clinical sites for clinical testing place substantial responsibilities on these parties and, if these parties fail to perform as expected, our trials could be delayed or terminated. If these clinical investigators, clinical sites or other third parties do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols or for other reasons, our clinical trials may be extended, delayed or terminated, and we may be unable to obtain regulatory approval for, or successfully commercialize, our products.

We may be unable to complete the development and commercialization of our continuous glucose monitoring systems or other products without additional funding.

Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts on research and development, including conducting clinical trials for our continuous glucose monitoring systems. Even before we receive approval to market one of our continuous glucose monitoring systems, we expect to spend significant additional amounts on commercializing the product, including development of a direct sales force and expansion of manufacturing capacity. In 2004, our net cash used in operating activities was $12.4 million. We expect that our cash used by operations will increase significantly in each of the next several years, and we may need additional funds to complete the development and commercialization of both our short-term and long-term continuous glucose monitoring systems. Additional financing may not be available on a timely basis on terms acceptable to us, or at all. Any additional financing may be dilutive to stockholders or may require us to grant a lender a security interest in our assets. The amount of funding we will need will depend on many factors, including:

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  the rate of progress and cost of our clinical trials and other development activities;

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  the success of our research and development efforts;

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  the costs and timing of regulatory approval;

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  the expenses we incur in developing, selling and marketing our products;

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  the revenue generated by sales of our future products;

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  the emergence of competing or complementary technological developments;

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  the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual product rights;

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  the terms and timing of any collaborative, licensing or other arrangements that we may establish; and

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  the acquisition of businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

If adequate funds are not available, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce marketing, customer support or other resources devoted to our products. Any of these factors could harm our financial condition.

If we are unable to establish sales, marketing and distribution capabilities or enter into and maintain arrangements with third parties to sell, market and distribute our continuous glucose monitoring systems, our business may be harmed.

We do not have a sales organization and have no experience as a company in the sale, marketing and distribution of glucose monitoring products. To achieve commercial success for any approved product we must either develop a sales and marketing force or enter into arrangements with others to market and sell our products. Following product approval, we currently plan to establish a small direct sales force to market our products in the United States. Our sales force will be competing with the experienced and well-funded marketing and sales operations of our competitors. Developing a sales force is expensive and time consuming and could delay or limit the success of any product launch. We may not be able to develop this capacity on a timely basis or at all. If we are unable to establish sales and marketing capabilities, we will need to contract with third parties to market and sell our approved products in the United States. To the extent that we enter into arrangements with third parties to perform sales, marketing and distribution services in the United States, our product revenue could be lower than if we directly marketed and sold our continuous glucose monitoring systems. Furthermore, to the extent that we enter into co-promotion or other marketing and sales arrangements with other companies, any revenue received will depend on the skills and efforts of others, and we do not know whether these efforts will be successful. If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, independently or with others, we may not be able to generate product revenue and may not become profitable.

We have limited manufacturing capabilities and manufacturing personnel, and if our manufacturing capabilities are insufficient to produce an adequate supply of products, our growth could be limited and our business could be harmed.

We currently have limited resources, facilities and experience to commercially manufacture our products. In order to produce our continuous glucose monitoring systems in the quantities we anticipate to meet market demand, we will need to increase our manufacturing capacity by a significant factor over the current level. There are technical challenges to increasing manufacturing capacity, including equipment design and automation, material procurement, problems with production yields, and quality control and assurance. Developing commercial-scale manufacturing facilities will require the investment of substantial additional funds and the hiring and retaining of additional management and technical personnel who have the necessary manufacturing experience. We may not successfully complete any required increase in manufacturing capacity in a timely manner or at all. Even if our products receive regulatory approval, if we are unable to manufacture a sufficient supply of product, maintain control over expenses or otherwise adapt to anticipated growth, or if we underestimate growth, we may not have the capability to satisfy market demand and our business will suffer.

Additionally, the production of our continuous glucose monitoring systems must occur in a highly controlled and clean environment to minimize particles and other yield- and quality-limiting contaminants. Weaknesses in process control or minute impurities in materials may cause a substantial percentage of defective products in a lot. If we are not able to maintain stringent quality controls, or if contamination problems arise, our clinical development and commercialization efforts could be delayed, which would harm our business and our results of operations.

Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to supply problems and price fluctuations, which could harm our business.

We rely on Flextronics to manufacture and supply the handheld personal receiver included as part of our continuous glucose monitoring systems and the circuit boards for our short-term and long-term sensors; we rely on AMI Semiconductor to manufacture and supply the application specific integrated circuit, or ASIC, that is incorporated into the transmitter for our continuous glucose monitoring systems; we rely on Quallion to manufacture and supply the battery included in our short-term sensor and the third generation of our long-term sensor; and we rely on Vita Needle to manufacture and supply the insertion needle in our short-term continuous glucose monitoring system. Each of these suppliers is a sole-source supplier. Our contract manufacturers also rely on sole-source suppliers to manufacture some of the components used in our products. Our manufacturers and suppliers may encounter problems during manufacturing due to a variety of reasons, including failure to follow specific protocols and procedures, failure to comply with applicable regulations, equipment malfunction and environmental factors, any of which could delay or impede their ability to meet our demand. Our reliance on these outside manufacturers and suppliers also subjects us to other risks that could harm our business, including:

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  suppliers may make errors in manufacturing components that could negatively affect the efficacy or safety of our products or cause delays in shipment of our products;

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  we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;

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  we may have difficulty locating and qualifying alternative suppliers for our sole-source supplies;

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  switching components may require product redesign and submission to the FDA of a PMA supplement or possibly a separate PMA, either of which could significantly delay production;

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  our suppliers manufacture products for a range of customers, and fluctuations in demand for the products these suppliers manufacture for others may affect their ability to deliver components to us in a timely manner; and

  •
  our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.

Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive products.

Technological breakthroughs in the glucose monitoring market could render our products obsolete.

The glucose monitoring market is subject to rapid technological change and product innovation. Our products are based on our proprietary technology, but a number of companies and medical researchers are pursuing new technologies for the monitoring of glucose levels. FDA approval of a commercially viable continuous glucose monitor or sensor produced by one of our competitors could significantly reduce market acceptance of our systems. Several of our competitors are in various stages of developing continuous glucose monitors or sensors, including non-invasive and invasive devices, and the FDA has approved three of these products. In addition, the National Institutes of Health and other supporters of diabetes research are continually seeking ways to prevent, cure or improve treatment of diabetes. Therefore, our products may be rendered obsolete by technological breakthroughs in diabetes monitoring, treatment or prevention.

Potential long-term complications from our continuous glucose monitoring systems may not be revealed by our clinical experience to date.

If unanticipated long-term side-effects result from the use of either of our systems, we could be subject to liability and our systems would not be widely adopted. Our clinical trials have been limited to seven months of continuous use with our first generation long-term sensor, six months of continuous use with our second generation long-term sensor and three days of continuous use with our short-term sensor. Additionally, we have not clinically tested repeated use of our long-term sensor in the same patient, and we have limited clinical experience with repeated use of our short-term sensor in the same patient. We cannot assure you that long-term use would not result in unanticipated complications. Furthermore, the interim results from our current pre-clinical studies and clinical trials may not be indicative of the clinical results obtained when we examine the patients at later dates. It is possible that repeated use of our short-term or long-term systems, or implantation of our long-term sensor for more than seven months, will result in unanticipated adverse effects, potentially even after the device is removed.

Even if our products are approved by regulatory authorities, if we or our suppliers fail to comply with ongoing regulatory requirements, or if we experience unanticipated problems with our products, these products could be subject to restrictions or withdrawal from the market.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data and promotional activities for such product, will be subject to continual review and periodic inspections by the FDA and other regulatory bodies. In particular we and our suppliers are required to comply with the quality system regulation, or QSR, and other regulations, which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products. The FDA enforces the QSR through unannounced inspections. We have not yet been inspected by the FDA and will have to successfully complete such an inspection before we ship any commercial products. Failure by us or one of our suppliers to comply with statutes and regulations administered by the FDA and other regulatory bodies, or failure to take adequate response to any observations, could result in, among other things, any of the following actions:

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  warning letters;

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  fines and civil penalties;

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  unanticipated expenditures;

  •
  delays in approving or refusal to approve our continuous glucose monitoring systems;

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  withdrawal of approval by the FDA or other regulatory bodies;

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  product recall or seizure;

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  interruption of production;

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  operating restrictions;

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  injunctions; and

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  criminal prosecution.

If any of these actions were to occur, it would harm our reputation and cause our product sales and profitability to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements.

Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, including unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as the QSR, may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, fines, suspension of regulatory approvals, product seizures, injunctions or the imposition of civil or criminal penalties.

We face the risk of product liability claims and may not be able to maintain or obtain insurance.

Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing and marketing of medical devices, including those which may arise from the misuse or malfunction of, or design flaws in, our products. We may be subject to product liability claims if our products cause, or merely appear to have caused, an injury. Claims may be made by patients, healthcare providers or others selling our products. Although we have product liability and clinical trial liability insurance that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, the coverages may not be adequate to protect us against any future product liability claims. In addition, if any of our products are approved for marketing, we may seek additional insurance coverage. If we are unable to obtain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could result in significant costs and significant harm to our business.

We may be subject to claims against us even if the apparent injury is due to the actions of others. For example, we rely on the expertise of physicians, nurses and other associated medical personnel to perform the medical procedure and related processes to implant our long-term sensor into patients. If these medical personnel are not properly trained or are negligent, the capabilities of our products may be diminished or the patient may suffer critical injury, which may subject us to liability. These liabilities could prevent or interfere with our product commercialization efforts. Defending a suit, regardless of merit, could be costly, could divert management attention and might result in adverse publicity, which could result in the withdrawal of, or inability to recruit, clinical trial volunteers or result in reduced acceptance of our products in the market.

We conduct business in a heavily regulated industry and if we fail to comply with these laws and government regulations, we could suffer penalties or be required to make significant changes to our operations.

The healthcare industry is subject to extensive federal, state and local laws and regulations relating to:

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  billing for services;

  •
  financial relationships with physicians and other referral sources;

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  inducements and courtesies given to patients;

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  quality of medical equipment and services;

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  confidentiality, maintenance and security issues associated with medical records and individually identifiable health information;

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  medical device reporting;

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  false claims;

  •
  professional licensure; and

  •
  labeling products.

These laws and regulations are extremely complex and, in some cases, still evolving. In many instances, the industry does not have the benefit of significant regulatory or judicial interpretation of these laws and regulations. If our operations are found to be in violation of any of the federal, state or local laws and regulations which govern our activities, we may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines or curtailment of our operations. The risk of being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's time and attention from the operation of our business.

In addition, healthcare laws and regulations may change significantly in the future. Any new healthcare laws or regulations may adversely affect our business. A review of our business by courts or regulatory authorities may result in a determination that could adversely affect our operations. Also, the healthcare regulatory environment may change in a way that restricts our operations.

We are not aware of any governmental healthcare investigations involving our executives or us. However, any future healthcare investigations of our executives, our managers or us could result in significant liabilities or penalties to us, as well as adverse publicity.

Our inability to adequately protect our intellectual property could allow our competitors and others to produce products based on our technology, which could substantially impair our ability to compete.

Our success and ability to compete is dependent, in part, upon our ability to maintain the proprietary nature of our technologies. We rely on a combination of patent, copyright and trademark law, and trade secrets and nondisclosure agreements to protect our intellectual property. However, such methods may not be adequate to protect us or permit us to gain or maintain a competitive advantage. Our patent applications may not issue as patents in a form that will be advantageous to us, or at all. Our issued patents, and those that may issue in the future, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products.

To protect our proprietary rights, we may in the future need to assert claims of infringement against third parties to protect our intellectual property. The outcome of litigation to enforce our intellectual property rights in patents, copyrights, trade secrets or trademarks is highly unpredictable, could result in substantial costs and diversion of resources, and could have a material adverse effect on our financial condition and results of operations regardless of the final outcome of such litigation. In the event of an adverse judgment, a court could hold that some or all of our asserted intellectual property rights are not infringed, invalid or unenforceable, and could award attorney fees.

Despite our efforts to safeguard our unpatented and unregistered intellectual property rights, we may not be successful in doing so or the steps taken by us in this regard may not be adequate to detect or deter misappropriation of our technology or to prevent an unauthorized third party from copying or otherwise obtaining and using our products, technology or other information that we regard as proprietary. Additionally, third parties may be able to design around our patents. Furthermore, the laws of foreign countries may not protect our proprietary rights to the same extent as the laws of the

United States. Our inability to adequately protect our intellectual property could allow our competitors and others to produce products based on our technology, which could substantially impair our ability to compete.

We do not currently have any registered trademarks. We recently filed for the registration of a trademark for the name "DexCom" but our application has been preliminarily rejected. If we cannot obtain a trademark registration for DexCom, we may have to change our company name or market our products under a different name, which could result in significant expense.

We may become subject to claims of infringement or misappropriation of the intellectual property rights of others, which could prohibit us from shipping affected products, require us to obtain licenses from third parties or to develop non-infringing alternatives, and subject us to substantial monetary damages and injunctive relief.

Third parties could, in the future, assert infringement or misappropriation claims against us with respect to our current or future products. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Therefore, we cannot be certain that we have not infringed the intellectual property rights of such third parties or others. Our competitors may assert that our continuous glucose monitoring systems or the methods we employ in the use of our systems are covered by U.S. or foreign patents held by them. This risk is exacerbated by the fact that there are numerous issued patents and pending patent applications relating to self-monitored glucose testing systems and implantable sensors in the medical technology field. Because patent applications may take years to issue, there may be applications now pending of which we are unaware that may later result in issued patents that our products infringe. There could also be existing patents of which we are unaware that one or more components of our system may inadvertently infringe. As the number of competitors in the market for self-monitored glucose testing systems grows, the possibility of inadvertent patent infringement by us or a patent infringement claim against us increases.

Any infringement or misappropriation claim could cause us to incur significant costs, could place significant strain on our financial resources, divert management's attention from our business and harm our reputation. If the relevant patents were upheld as valid and enforceable and we were found to infringe, we could be prohibited from selling our product that is found to infringe unless we could obtain licenses to use the technology covered by the patent or are able to design around the patent. We may be unable to obtain a license on terms acceptable to us, if at all, and we may not be able to redesign our products to avoid infringement. A court could also order us to pay compensatory damages for such infringement, plus prejudgment interest and could, in addition, treble the compensatory damages and award attorney fees. These damages could be substantial and could harm our reputation, business, financial condition and operating results. A court also could enter orders that temporarily, preliminarily or permanently enjoin us and our customers from making, using, selling, offering to sell or importing our products, or could enter an order mandating that we undertake certain remedial activities. Depending on the nature of the relief ordered by the court, we could become liable for additional damages to third parties.

The prosecution and enforcement of patents licensed to us by third parties are not within our control, and without these technologies, our products may not be successful and our business would be harmed.

We rely on a license from SM Technologies, LLC to use various technologies that are material to our business. We do not own the patents that underlie this license. This license grants us exclusive rights under specific patents related to our biointerface membranes and our sensor membranes and allows us to use those rights only in the field of diabetes treatment and management. Our rights to use these technologies and employ the inventions claimed in the licensed patents are subject to our abiding by the terms of the license. In addition, we do not control the prosecution of the patents subject to this license or the strategy for determining when such patents should be enforced. As a result, we are largely dependent upon our licensor to determine the appropriate strategy for prosecuting and enforcing those patents.

We do not currently comply with Federal Communications Commission, or FCC, regulations for the radio transmissions used by our products, and will need to change the frequencies we use, or obtain exemptions for our systems, before we can commercialize our products.

Our continuous glucose monitoring systems rely on radio transmissions from the sensor to a handheld receiver. Our long-term continuous glucose monitoring system operates in the band of frequencies allocated to the Medical Implant Communications Service, or MICS, which is an ultra-low power, unlicensed, mobile radio service for transmitting data in support of diagnostic or therapeutic functions associated with implanted medical devices. However, our long-term continuous glucose monitoring system does not fully comply with the requirements imposed by the FCC on MICS devices. We anticipate applying for an exemption, but may not obtain such an exemption in time for our potential product release, if at all. If we cannot obtain an exemption, we may be required to re-engineer our sensors to transmit over a different frequency that is not restricted. Any change to our transmission frequency may require changes to our regulatory approvals. We have not tested, in a clinical setting, any of our current generation systems on a frequency other than that allocated to the MICS. While other frequencies are available, traffic on those frequencies may be significant given the lack of restrictions, and we cannot predict the effect such traffic would have on the operation of our sensors.

All of our operations are conducted at a single location. Any disruption at our facility could increase our expenses.

All of our operations are conducted at a single location in San Diego, California. We take precautions to safeguard our facility, including insurance, health and safety protocols, and off-site storage of computer data. However, a natural disaster, such as a fire, flood or earthquake, could cause substantial delays in our operations, damage or destroy our manufacturing equipment or inventory, and cause us to incur additional expenses. The insurance we maintain against fires, floods, earthquakes and other natural disasters may not be adequate to cover our losses in any particular case.

We may be liable for contamination or other harm caused by materials that we handle, and changes in environmental regulations could cause us to incur additional expense.

Our research and development and clinical processes involve the handling of potentially harmful biological materials as well as hazardous materials. We are subject to federal, state and local laws and regulations governing the use, handling, storage and disposal of hazardous and biological materials and we incur expenses relating to compliance with these laws and regulations. If violations of environmental, health and safety laws occur, we could be held liable for damages, penalties and costs of remedial actions. These expenses or this liability could have a significant negative impact on our financial condition. We may violate environmental, health and safety laws in the future as a result of human error, equipment failure or other causes. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We are subject to potentially conflicting and changing regulatory agendas of political, business and environmental groups. Changes to or restrictions on permitting requirements or processes, hazardous or biological material storage or handling might require an unplanned capital investment or relocation. Failure to comply with new or existing laws or regulations could harm our business, financial condition and results of operations.

Failure to obtain regulatory approval in foreign jurisdictions will prevent us from marketing our products abroad.

Following commercial launch of our products in the United States, we may market our products internationally. Outside the United States, we can market a product only if we receive a marketing authorization and, in some cases, pricing approval, from the appropriate regulatory authorities. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval in addition to other risks. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We have not taken any actions to obtain foreign regulatory approvals. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market on a timely basis, or at all.

Our success will depend on our ability to attract and retain our personnel.

We are highly dependent on our senior management, especially Andrew P. Rasdal, our President and Chief Executive Officer, and each of Andrew K. Balo, our Vice President of Clinical and Regulatory Affairs and Quality Systems, Mark Brister, our Vice President, Advanced Development Teams, James H. Brauker, our Vice President of Research and Development, and Steven J. Kemper, our Chief Financial Officer. Our success will depend on our ability to retain our current management and to attract and retain qualified personnel in the future, including scientists, clinicians, engineers and other highly skilled personnel. Competition for senior management personnel, as well as scientists, clinicians and engineers, is intense and we may not be able to retain our personnel. The loss of the services of members of our senior management, scientists, clinicians or engineers could prevent the implementation and completion of our objectives, including the development and introduction of our products. The loss of a member of our senior management or our professional staff would require the remaining executive officers to divert immediate and substantial attention to seeking a replacement. Each of our officers may terminate their employment at any time without notice and without cause or good reason.

We expect to rapidly expand our operations and grow our research and development, product development and administrative operations. This expansion is expected to place a significant strain on our management and will require hiring a significant number of qualified personnel. Accordingly, recruiting and retaining such personnel in the future will be critical to our success. There is intense competition from other companies and research and academic institutions for qualified personnel in the areas of our activities. If we fail to identify, attract, retain and motivate these highly skilled personnel, we may be unable to continue our development and commercialization activities.

We will incur increased costs as a result of recently enacted and proposed changes in laws and regulations relating to corporate governance matters.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted or proposed by the Securities and Exchange Commission, or SEC, will result in increased costs to us as we evaluate the implications of any new rules and regulations and respond to new requirements under such rules and regulations. We will be required to comply with these rules and regulations after the completion of this offering. For example, we are evaluating our internal controls systems in order to allow us to report on, and our independent registered public accounting firm to attest to, our internal controls, as required by Section 404 of the Sarbanes-Oxley Act. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations since there is no precedent available by which to measure compliance adequacy. As a development stage company with limited capital and human resources, we will need to divert management's time and attention away from our business in order to ensure compliance with these regulatory requirements. This diversion of management's time and attention may have a material adverse effect on our business, financial condition and results of operations.

Changes in or interpretations of accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

Accounting methods and policies for business and market practices, including policies regarding expensing stock options, are subject to further review, interpretation and guidance from relevant accounting authorities, including the SEC. For example, we currently are not required to record stock-based compensation charges if the employee's stock option exercise price equals or exceeds the fair value of our common stock at the date of grant. Although the standards have not been finalized and the timing of a final statement has not been established, the Financial Accounting Standards Board, or FASB, has announced their support for expensing the fair value of stock options granted. If we were to change our accounting policy to expense the fair value of stock options granted and retroactively restate all prior periods presented, then our operating expenses and reported losses could increase. We rely heavily on stock options to compensate existing employees and attract new employees. If we are required to expense stock options, we may then choose to reduce our reliance on stock options as a compensation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. Although we believe that our accounting practices are consistent with current accounting pronouncements, changes to or interpretations of accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements.

Risks Relating to this Offering

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. An active trading market for our shares may never develop or be sustained following this offering. Accordingly, you may not be able to sell your shares quickly or at the market price if trading in our stock is not active. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us. The initial public offering price may vary from the market price of our common stock after this offering. You may not be able to sell their common stock at or above the initial public offering price.

The market price for our common stock is likely to be volatile and could result in a decline in the value of your investment.

Our stock price is likely to be volatile. The stock market in general and the securities of medical device companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. This has been especially true for development stage companies such as ours. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The following factors, in addition to other risk factors described in this section and general market and economic conditions, may have a significant impact on the market price of our common stock:

  •
  results of our research and development efforts and our clinical trials;

  •
  the timing of regulatory approval for our products;

  •
  failure of any of our products, if approved, to achieve commercial success;

  •
  the announcement of new products or product enhancements by us or our competitors;

  •
  regulatory developments in the United States and foreign countries;

  •
  ability to manufacture our products to commercial standards;

  •
  changes in financial estimates or recommendations by securities analysts;

  •
  public concern over our products;

  •
  developments or disputes concerning patents or other proprietary rights;

  •
  product liability claims and litigation against us or our competitors;

  •
  the departure of key personnel;

  •
  changes in the structure of and third-party reimbursement in the United States and other countries;

  •
  changes in accounting principles or practices; and

  •
  future sales of our common stock.

A decline in the market price of our common stock could cause you to lose some or all of your investment and may adversely impact our ability to attract and retain employees and raise capital. In addition, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly. Whether or not meritorious, litigation brought against us could result in substantial costs and could divert the time and attention of our management. Our insurance to cover claims of this sort may not be adequate.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in "Use of Proceeds." Accordingly, you will have to rely upon the judgment of our management with respect to the use of the proceeds, with only limited information concerning management's specific intentions. Our management may spend a portion or all of the net proceeds from this offering in ways that our stockholders may not desire or that may not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Concentration of ownership among our existing directors, executive officers, and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon closing of this offering, based upon beneficial ownership as of December 31, 2004, our current directors, executive officers, holders of more than 5% of our common stock, and their affiliates will, in the aggregate, beneficially own approximately             % of our outstanding common stock. As a result, these stockholders will be able to exercise a controlling influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, and will have significant control over our management and policies. Some of these persons or entities may have interests that are different from yours. For example, these stockholders may support proposals and actions with which you may disagree or which are not in your interests.

If there are substantial sales of our common stock, our stock price could decline.

If our existing stockholders sell a large number of shares of our common stock or the public market perceives that these sales may occur, the market price of our common stock could decline. Based on shares outstanding on December 31, 2004, upon the closing of this offering, assuming no outstanding options are exercised prior to the closing of this offering, we will have approximately             shares of common stock outstanding. All of the shares offered under this prospectus will be freely tradable without restriction or further registration under the federal securities laws, unless purchased by our affiliates. Taking into consideration the effect of lock-up agreements entered into by our stockholders, the remaining 40,097,491 shares outstanding upon the closing of this initial public offering will be available for sale pursuant to Rules 144 and 701, and the volume, manner of sale and other limitations under these rules, as follows:

  •
  31,741,605 shares of common stock will be eligible for sale in the public market, beginning 180 days after the effective date of this prospectus, unless the lock-up period is otherwise extended pursuant to its terms; and

  •
  the remaining 8,355,886 shares of common stock will become eligible for sale in the public market beginning December 30, 2005.

Existing stockholders holding an aggregate of 39,237,514 shares of common stock and one warrantholder holding a warrant to purchase 87,458 shares of our common stock, based on shares outstanding as of December 31, 2004, have rights with respect to the registration of these shares of common stock with the Securities and Exchange Commission. See "Description of Capital Stock—Registration Rights." If we register their shares of common stock following the expiration of the lock-up agreements, they can immediately sell those shares in the public market.

Promptly following this offering, we intend to register up to approximately 13,006,237 shares of common stock that are authorized for issuance under our stock option plans and employee stock purchase plan. As of December 31, 2004, 6,706,237 shares were subject to outstanding options, of which 2,299,279 shares were vested. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and restrictions on our affiliates.

You will incur immediate and substantial dilution as a result of this offering.

The initial public offering price is substantially higher than the book value per share of our common stock. As a result, purchasers in this offering will experience immediate and substantial dilution of $             per share in the tangible book value of our common stock from the initial public offering price, based on the number of shares outstanding as of December 31, 2004. This is due in large part to earlier investors in the company having paid substantially less than the assumed initial public offering price when they purchased their shares. Investors who purchase shares of common stock in this offering will contribute approximately    % of the total amount we have raised to fund our operations but will own only approximately     % of our common stock, based on the number of shares outstanding as of December 31, 2004. In addition, the exercise of currently outstanding options to purchase common stock and future equity issuances, including future public or private securities offerings and any additional shares issued in connection with acquisitions, will result in further dilution.

Our charter documents and Delaware law may inhibit a takeover that stockholders consider favorable and could also limit the market price of our stock.

Upon the closing of this offering, provisions of our restated certificate of incorporation and amended and restated bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

  •
  establish a classified board of directors, so that not all members of our board may be elected at one time;

  •
  set limitations on the removal of directors;

  •
  limit who may call a special meeting of stockholders;

  •
  establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

  •
  do not permit cumulative voting in the election of our directors, which would otherwise permit less than a majority of stockholders to elect directors;

  •
  prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

  •
  provide our board of directors the ability to designate the terms of and issue a new series of preferred stock without stockholder approval.

In addition, Section 203 of the Delaware General Corporation Law generally limits our ability to engage in any business combination with certain persons who own 15% or more of our outstanding voting stock or any of our associates or affiliates who at any time in the past three years have owned 15% or more of our outstanding voting stock. These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirors at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties, principally in the sections entitled "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Business." All statements other than statements of historical fact contained in this prospectus, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of these terms or other comparable terminology. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors" or elsewhere in this prospectus, which may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements.

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this prospectus. Before you invest in our common stock, you should be aware that the occurrence of the events described in the section entitled "Risk Factors" and elsewhere in this prospectus could negatively affect our business, operating results, financial condition and stock price. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this prospectus to conform our statements to actual results or changed expectations.

USE OF PROCEEDS

We estimate the net proceeds to us from the sale of             shares of common stock that we are selling in this offering will be approximately $              million, assuming an initial public offering price of $         per share, the midpoint of the range on the front cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate we will receive net proceeds of approximately $             million.

Of the net proceeds from this offering, we expect to use approximately:

  •
  $              million for clinical trials and other research and development expenses;

  •
  $              million for building our commercial infrastructure, including sales and marketing and manufacturing capacity expansion; and

  •
  the remainder for working capital and general corporate purposes.

The amounts actually spent for these purposes may vary significantly and will depend on a number of factors, including our operating costs, capital expenditures and other factors described under "Risk Factors." While we have no present understandings, commitments or agreements to enter into any potential acquisitions, we may also use a portion of the net proceeds for the acquisition of, or investment in, technologies or products that complement our business. Accordingly, management will retain broad discretion as to the allocation of the net proceeds of this offering.

Pending the uses described above, we will invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock and do not anticipate declaring or paying cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and other factors that our board of directors may deem relevant.

CAPITALIZATION

You should read this capitalization table together with the sections of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the financial statements and related notes to those statements included elsewhere in this prospectus.

The following table sets forth our capitalization as of December 31, 2004:

  •
  on an actual basis; and

  •
  on a pro forma as adjusted basis to reflect the conversion of all our outstanding shares of preferred stock into shares of common stock upon the closing of this offering and the receipt of the estimated net proceeds from the sale of             shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the range on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31, 2004
	Actual	Pro Forma As Adjusted
		(unaudited)
	(in thousands, except share data)
Cash and cash equivalents	$27,229	$

Redeemable convertible Series B preferred stock, $0.001 par value, 11,304,114 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma as adjusted	$20,878	$
Redeemable convertible Series C preferred stock, $0.001 par value, 13,043,478 shares authorized, actual; 12,790,870 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma as adjusted	34,740
Redeemable convertible Series D preferred stock, $0.001 par value, 8,700,000 shares authorized, actual; 8,355,886 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma as adjusted	21,356

Stockholders' equity (deficit):
Preferred stock, $0.001 par value, no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized, no shares issued or outstanding, pro forma as adjusted	—
Convertible Series A preferred stock, $0.001 par value, 3,000,000 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma as adjusted	3
Common stock, $0.001 par value, 50,000,000 shares authorized, 4,646,621 shares issued and outstanding, actual; 100,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	5
Additional paid-in capital	6,215
Deferred stock-based compensation	(2,648)
Deficit accumulated during the development stage	(52,885)

Total stockholders' equity (deficit)	(49,310)

Total capitalization	$27,664	$

The information in the table above excludes, as of December 31, 2004:

  •
  87,458 shares of common stock issuable upon exercise of an outstanding warrant with an exercise price of $2.69 per share;

  •
  6,706,237 shares of common stock subject to outstanding options at a weighted average exercise price of $0.46 per share;

  •
  6,300,000 shares of common stock reserved for future grant or issuance under our 1999 stock option plan, 2005 equity incentive plan and 2005 employee stock purchase plan; and

  •
  automatic annual increases in the number of shares of common stock reserved for issuance under our 2005 equity incentive plan and 2005 employee stock purchase plan.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

As of December 31, 2004, we had a negative net tangible book value of $(49.3) million, or $(10.61) per share of common stock, not taking into account the conversion of our outstanding preferred stock. Net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of outstanding shares of our common stock. Our pro forma net tangible book value as of December 31, 2004 was approximately $27.7 million, or $0.69 per share of common stock. Our pro forma net tangible book value and pro forma net tangible book value per share give effect to the conversion of all outstanding shares of our preferred stock into common stock.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and pro forma net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to the conversion of all of our preferred stock and the sale of             shares of common stock offered by this prospectus at the assumed initial public offering price of $             per share, the midpoint of the range on the front cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2004 was approximately $             million, or approximately $             per share of common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to our common stockholders and an immediate dilution of $             per share to new investors in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2004	$(10.61)
Pro forma increase in net tangible book value per share attributable to conversion of redeemable convertible preferred stock	11.30

Pro forma net tangible book value per share as of December 31, 2004	0.69
Increase in pro forma net tangible book value per share attributable this offering

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors in this offering		$

If the underwriters exercise their over-allotment option to purchase up to             additional shares in this offering, our pro forma as adjusted net tangible book value per share as of December 31, 2004 will be $             , representing an immediate increase in pro forma net tangible book value per share attributable to this offering of $             to our existing investors and an immediate dilution per share to new investors in this offering of $             .

The following table sets forth, on a pro forma as adjusted basis, as of December 31, 2004, the differences between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and new investors purchasing shares of our common stock in this offering, before deducting underwriting discounts and commissions

and estimated expenses at an assumed initial public offering price of $             per share, the mid-point of the range on the front cover of this prospectus.

	Shares Purchased		Total Consideration		Weighted Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	40,097,491		$71,351,738		$1.78
New investors

Total		100%		$100%

If the underwriters exercise their over-allotment option in full, our existing stockholders would own         % and our new investors would own         % of the total number of shares of our common stock outstanding after this offering.

In the preceding tables, the shares of common stock outstanding exclude, as of December 31, 2004:

  •
  87,458 shares of common stock issuable upon exercise of an outstanding warrant with an exercise price of $2.69 per share;

  •
  6,706,237 shares of common stock subject to outstanding options at a weighted average exercise price of $0.46 per share;

  •
  6,300,000 shares of common stock reserved for future grant or issuance under our 1999 stock option plan, 2005 equity incentive plan and 2005 employee stock purchase plan; and

  •
  automatic annual increases in the number of shares of common stock reserved for issuance under our 2005 equity incentive plan and 2005 employee stock purchase plan.

SELECTED FINANCIAL DATA

The statements of operations data for the years ended December 31, 2002, 2003 and 2004 and for the period from May 13, 1999 (inception) through December 31, 2004 and the balance sheet data as of December 31, 2003 and 2004 have been derived from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the years ended December 31, 2000 and 2001 and the balance sheet data as of December 31, 2000, 2001 and 2002 have been derived from our audited financial statements not included in this prospectus. The following selected financial data should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and financial statements and related notes to those statements included elsewhere in this prospectus.

						Period from May 13, 1999 (inception) through December 31, 2004
	Years Ended December 31,
	2000	2001	2002	2003	2004
	(in thousands, except share and per share data)
Statements of Operations Data:
Costs and expenses:
Research and development	$2,902	$5,039	$6,311	$8,934	$12,179	$36,113
General and administrative	1,112	1,685	1,860	1,250	1,440	7,590
Stock-based compensation:
Research and development	—	—	—	—	291	291
General and administrative	—	—	—	—	157	157

Total costs and expenses	4,014	6,724	8,171	10,184	14,067	44,151
Interest and other income, net	49	451	463	270	121	1,405

Net loss	(3,965)	(6,273)	(7,708)	(9,914)	(13,946)	(42,746)
Accretion to redemption value of Series B and Series C redeemable convertible preferred stock	(93)	(1,126)	(2,451)	(3,235)	(3,235)	(10,139)

Net loss attributable to common stockholders	$(4,058)	$(7,399)	$(10,159)	$(13,149)	$(17,181)	$(52,885)

Basic and diluted net loss per share attributable to common stockholders(1)	$(1.17)	$(1.95)	$(2.48)	$(3.03)	$(3.76)

Shares used to compute basic and diluted net loss per share attributable to common stockholders(1)	3,454,051	3,792,998	4,092,421	4,339,851	4,572,649

Pro forma basic and diluted net loss per share (unaudited)(1)					$(0.44)

Shares used to compute pro forma basic and diluted net loss per share (unaudited)(1)					31,690,525

	As of December 31,
	2000	2001	2002	2003	2004
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$13,897	$7,777	$29,844	$20,016	$27,229
Working capital	13,542	7,280	29,079	19,152	25,705
Total assets	14,362	8,640	30,611	20,767	29,358
Redeemable convertible preferred stock	16,989	16,989	49,356	52,384	76,974
Total stockholders' deficit	(3,191)	(8,930)	(19,485)	(32,601)	(49,310)

(1)See Note 2 of the notes to our financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders and pro forma basic and diluted net loss per share.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our financial statements and the related notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives and intentions, as set forth under "Information Regarding Forward-Looking Statements." Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth in the following discussion and under "Risk Factors," "Business" and elsewhere in this prospectus.

Overview

We are a development stage medical device company focused on the design and development of continuous glucose monitoring systems for people with diabetes. Since inception we have devoted substantially all of our resources to start-up activities, raising capital and research and development, including product design, testing, manufacturing and clinical trials. We have focused our development activities on two continuous glucose monitoring systems: a short-term system with a sensor that can be inserted by a patient and a long-term system with a sensor that can be implanted by a physician. Our glucose monitoring systems are designed to provide real-time continuous blood glucose values, trend data and alerts to assist patients in managing their blood glucose levels. We have not generated any revenue from our development activities and will not be able to generate revenue until one of our products is approved, if ever.

To date, we have data from over 1,500 patient days of real-time usage of our continuous glucose monitoring systems in over 200 patients in clinical trials. We are currently conducting an 80- to 100-patient clinical trial for our short-term system, which we believe may support a premarket approval, or PMA, application by the end of the first half of 2005. Additionally, we are conducting an 80-patient clinical trial for our second generation long-term system and expect its results to support a PMA application in 2006. Our clinical trials may be delayed due to scheduling issues with patients and investigators, institutional review boards, sensor performance and manufacturing supply constraints, among other factors. Support of these clinical trials requires significant resources in research and development, manufacturing, quality assurance, and clinical and regulatory personnel.

In anticipation of approval of our products, we plan to increase our manufacturing capacity and personnel to enable us to produce commercial quantities of our devices. Due to the lead-time associated with increases in capacity, this expansion will be initiated prior to the anticipated approval of our products by the Food and Drug Administration, or FDA. Our capacity expansion could be constrained by the lack of readily available laboratory and manufacturing space, equipment design, production and validation, regulatory approval of our factory and personnel staffing. Prior to obtaining regulatory approval, we may also begin to hire sales and marketing personnel. If we obtain the necessary regulatory approvals, we plan to launch our products in the United States with our own direct sales force.

To date, we have not generated any revenue, and we have incurred net losses in each year since our inception in May 1999. Through December 31, 2004, we had a deficit accumulated during the development stage of $52.9 million. We expect our losses to continue and increase as we expand our clinical trial activities and initiate commercialization activities. We have financed our operations primarily through private placements of equity securities. In December 2004, we raised aggregate net cash proceeds of approximately $21.4 million in a private placement of shares of our Series D preferred stock.

Financial Operations

Revenue

To date, we have not generated any revenue from the sale of our continuous glucose monitoring systems. We do not expect to generate any revenue from our systems until at least 2006.

Research and Development

Our research and development expenses primarily consist of engineering and research expenses related to our continuous glucose monitoring technology, clinical trials, regulatory expenses and manufacturing expenses incurred to build our clinical trial sensors and receivers. These expenses are primarily related to employee compensation, including salary, fringe benefits, recruitment, relocation and temporary employee expenses. We also incur significant expenses to operate our clinical trials including trial design, clinical site reimbursement, data management and associated travel expenses. Our research and development expenses also include fees for outside design services, contractors and materials, and assembly expenses for our sensors and receivers. From our inception through December 31, 2004, we have incurred $36.1 million in research and development expenses.

General and Administrative

Our general and administrative expenses primarily consist of compensation for our executive, financial and administrative functions. Other significant expenses include professional fees for our outside legal counsel and our independent auditors and expenses for board meetings. From our inception through December 31, 2004, we have incurred $7.6 million for general and administrative expenses.

Stock-Based Compensation

Stock-based compensation consists of compensation expense related to employee stock option programs. This compensation expense is reflected separately in our financial statements and is allocated among our research and development expenses and general and administrative expenses. Stock-based compensation expense, which is a non-cash charge, results from employee stock option grants at exercise prices that, for financial reporting purposes, are deemed to be below the estimated fair value of the underlying common stock on the date of grant. Given the absence of an active market for our common stock, our board of directors determined the estimated fair value of our common stock on the date of grant. Stock-based compensation equals the difference between the reassessed estimated fair value per share of our common stock on the date of grant and the exercise price per share and is amortized on an accelerated basis over the vesting period of the stock option. From inception through December 31, 2004, we have incurred $448,000 in stock-based compensation expense.

Results of Operations

Years Ended December 31, 2002, 2003 and 2004

Revenue.    We generated no revenue during 2002, 2003 and 2004.

Research and Development.    Research and development expenses, excluding stock-based compensation expenses, were $6.3 million in 2002, $8.9 million in 2003 and $12.2 million in 2004. The $2.6 million increase from 2002 to 2003 was primarily due to increases of $1.2 million for the addition of 13 full-time employees, $588,000 for semiconductor design and $289,000 for receiver design. The $3.3 million increase from 2003 to 2004 was primarily due to increases of $1.1 million for the addition of 15 full-time employees and seven temporary employees to support development of our continuous glucose monitoring systems, $862,000 for clinical trials expenses, $480,000 for sensor design, $460,000 related to our new facility and $339,000 for tooling, fixtures and process improvement. In total, during 2004 we incurred approximately $1.4 million in clinical trial expenses and approximately $1.5 million for materials and assembly of our systems. We began development of our short-term continuous glucose monitoring system in April 2004, and all research and development expenses prior to that date primarily related to our long-term system. We expect research and development expenses for future periods to increase as we continue the development of our continuous glucose monitoring systems, conduct additional clinical trials, research and develop new product opportunities and hire additional employees. We had no stock-based compensation expense related to research and development in December 31, 2002 and 2003, and we had stock-based compensation expense of $291,000 related to research and development in 2004.

General and Administrative.    General and administrative expenses, excluding stock-based compensation expenses, were $1.9 million in 2002, $1.2 million in 2003 and $1.4 million in 2004. The $611,000 decline from 2002 to 2003 was primarily related to the elimination of marketing and consulting expenses. The $190,000 increase from 2003 to 2004 was primarily related to increased finance and accounting, board meeting, insurance and travel expenses. We expect our general and administrative expenses to increase significantly as we prepare for commercialization and also due to expenses associated with operating as a publicly-traded company. We had no stock-based compensation expense related to general and administrative in 2002 and 2003, and we had stock-based compensation expense of $157,000 related to general and administrative in 2004.

Interest and Other Income, Net.    Interest and other income, net, was $463,000 in 2002, $270,000 in 2003 and $121,000 in 2004. The declines were primarily due to lower interest rates and lower average cash balances in 2003 and 2004.

Liquidity and Capital Resources

We are in the development stage and have incurred losses since our inception in May 1999. As of December 31, 2004 we had a deficit accumulated during the development stage of $52.9 million. We have funded our operations solely from the private placement of equity securities, raising aggregate net proceeds of $69.9 million through December 31, 2004. As of December 31, 2004, we had working capital of $25.7 million, including $27.2 million in cash and cash equivalents.

Net Cash Used in Operating Activities.    Net cash used in operating activities was $7.0 million in 2002, $9.5 million in 2003 and $12.4 million in 2004. The net cash used reflects operating losses during each period and is primarily related to payroll and fringe benefits, facilities, supplies and outside services used to support our clinical trials and other development programs. From 2002 to the end of 2004 we added 28 full time employees and 13,000 square feet of additional leased space.

Net Cash Provided by (Used in) Investing Activities.    Net cash used in investing activities was $8.0 million in 2002. Net cash provided by investing activities was $7.4 million in 2003 and net cash used in investing activities was $1.7 million in 2004. The net cash used in 2002 and provided in 2003 was primarily related to the purchase and subsequent sale of short-term marketable securities. The net cash used in 2004 was primarily driven by $830,000 for sensor development equipment and $575,000 for leasehold improvements in our facility. We invested $262,000 in property and equipment during 2002 and $409,000 during 2003.

Net Cash Provided by Financing Activities.    Net cash provided by financing activities was $29.3 million in 2002, $33,000 in 2003 and $21.4 million in 2004. The net cash provided was primarily from our Series C preferred stock financing in 2002 and our Series D preferred stock financing in 2004.

Operating Capital and Capital Expenditure Requirements

To date, we have not commercialized any products. We anticipate that we will continue to incur net losses for the next several years as we develop our products, expand our clinical development team and corporate infrastructure, and prepare for the potential commercial launch of our continuous glucose monitoring systems.

We do not expect to generate significant product revenue until we successfully obtain marketing approval for and begin selling our continuous glucose monitoring systems. We believe that the net proceeds from this offering, together with our cash and cash equivalent balances and interest we earn on these balances, will be sufficient to meet our anticipated cash requirements for the foreseeable future. If our available cash and cash equivalents and net proceeds from this offering are insufficient to satisfy our liquidity requirements, or if we develop additional products, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity and debt securities may result in additional dilution to our stockholders. If we raise additional funds through the issuance of debt securities or preferred stock, these securities could have rights senior to those of our common stock and could contain covenants that would restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, if at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could harm our business.

Because of the numerous risks and uncertainties associated with the development of continuous glucose monitoring technologies, such as our short-term and long-term systems, we are unable to estimate the exact amounts of capital outlays and operating expenditures associated with our current and anticipated clinical trials. Our future funding requirements will depend on many factors, including, but not limited to:

  •
  the rate of progress and cost of our clinical trials and other development activities;

  •
  the success of our research and development efforts;

  •
  the costs and timing of regulatory approval;

  •
  the expenses we incur in developing, selling and marketing our products;

  •
  the revenue generated by sales of our future products;

  •
  the emergence of competing or complementary technological developments;

  •
  the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual product rights;

  •
  the terms and timing of any collaborative, licensing and other arrangement that we may establish; and

  •
  the acquisition of businesses, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2004 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating leases	$2,180,000	$338,000	$703,000	$748,000	$391,000
Royalty obligations	1,392,000	116,000	232,000	232,000	812,000

Total	$3,572,000	$454,000	$935,000	$980,000	$1,203,000

Our long-term obligations are primarily related to our facility lease and a license agreement that requires us to pay minimum annual royalties.

Related Party Transactions

For a description of our related party transactions, see the "Related Party Transactions" section of this prospectus.

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet activities.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based on our financial statements, which we have prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenue and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 1 to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results.

Stock-Based Compensation

We account for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board, or FASB, Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB No. 25, and related interpretations. We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, as amended.

The information regarding net loss as required by SFAS No. 123, presented in Note 1 to our financial statements, has been determined as if we had accounted for our employee stock options under the fair value method. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years' vesting.

Stock-based compensation expense, which is a non-cash charge, results from employee stock option grants at exercise prices that, for financial reporting purposes, are deemed to be below the estimated fair value of the underlying common stock on the date of grant. Given the absence of an active market for our common stock, our board of directors determined the estimated fair value of our common stock on the date of grant based on several factors, including progress and milestones achieved in our business, sales of convertible preferred stock and valuation of existing comparable publicly-traded companies. Stock-based compensation expense per share equals the difference between the fair value per share of our common stock on the date of grant and the exercise price per share, and is amortized on an accelerated basis over the vesting period of the option, which is generally four years.

From inception through December 31, 2004, we recorded deferred stock-based compensation of $3.1 million. At December 31, 2004, we had a total of $2.6 million remaining to be amortized. Total unamortized deferred stock-based compensation recorded for all option grants through December 2008, is expected to be amortized as follows:

For the Years Ending December 31,	Amount
2005	$1,533,000
2006	702,000
2007	328,000
2008	85,000

Total	$2,648,000

Clinical Trial Accounting

We record accruals for estimated clinical study expenses, comprising payments for work performed by contract research organizations, physicians and participating hospitals. These expenses are a significant component of research and development expenses. We accrue expenses for clinical studies performed by contract research organizations based on estimates of work performed under the contracts. Expenses for setting up clinical trial sites are accrued immediately. Clinical expenses related to patient enrollment are accrued as patients are enrolled in the trial.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised in 2004), Share-Based Payment, or SFAS No. 123R, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, and supercedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. Under SFAS No. 123R, we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning in the first period restated. We are evaluating the requirements of SFAS No. 123R and expect that the adoption of SFAS No. 123R will have a material impact on our results of operations and earnings per share. We have not yet determined the method of adoption or the effect of adopting SFAS No. 123R, and we have not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123.

Quantitative and Qualitative Disclosures about Market Risk

The primary objective of our investment activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve these objectives, our investment policy allows us to maintain a portfolio of cash equivalents and short-term investments in a variety of securities, including money market funds and corporate debt securities. Due to the short-term nature of our investments, we believe that we have no material exposure to interest rate risk.

To date we have recorded no product sales and have not entered into any agreements denominated in other than U.S. dollars. Accordingly we believe we have no material exposure to risk from changes in foreign currency exchange rates.

BUSINESS

Overview

We are a medical device company focused on the design and development of continuous glucose monitoring systems for people with diabetes. We have developed proprietary technology and expertise that are enabling us to develop two continuous glucose monitoring systems: a short-term system with a sensor that can be inserted by a patient and used continuously for three days, and a long-term system with a sensor that can be implanted by a physician in a short outpatient procedure requiring only local anesthesia. When fully developed, our long-term sensor is expected to be used continuously for up to one year. Both sensors wirelessly transmit the patient's blood glucose, or blood sugar, levels to a small cell phone-sized receiver, which allows the patient to view real-time and trended blood glucose information with the touch of a button and alerts the patient when glucose levels are inappropriately high or low. We are also designing and developing our glucose monitoring systems to offer convenience and comfort to diabetes patients, and to have an intuitive user interface. Currently, none of our products are approved for sale in the United States or elsewhere.

Worldwide, approximately 171 million people suffer from diabetes. In 2002, there were an estimated 13 million diagnosed diabetes patients in the United States and approximately 4.1 million of these patients were insulin-dependent. The number of diagnosed diabetes patients is expected to rise by more than 1.3 million people each year as a result of an aging population, inappropriate diets and increasingly sedentary lifestyles. Diabetes is the fifth leading cause of death by disease in the United States, and complications related to diabetes include heart disease, limb amputations, loss of kidney function and blindness. According to the American Diabetes Association, or ADA, the direct medical costs and indirect expenditures attributable to diabetes in the United States were an estimated $132 billion in 2002 and are expected to increase to $156 billion by 2010. Of the $132 billion in overall expenses, the ADA estimates that approximately $23 billion were associated with diabetes care. According to industry sources, the worldwide market for personal glucose monitoring systems and related disposables, which include test strips and lancets, was approximately $5.1 billion in 2003, and is expected to grow at an annual compound rate of approximately 11.6% to $8.9 billion in 2008.

Clinical evidence suggests that intensive glucose management with the goal of reducing time patients spend in hyperglycemic states, or above target glucose levels, and hypoglycemic states, or below target glucose levels, reduces serious long-term complications. In our clinical trial using our long-term sensor, patients reduced the amount of time they spent in a hyperglycemic state by 25% and the time they spent in a hypoglycemic state by 47%. Correspondingly, these patients increased the time they spent at target blood glucose levels by 88%. These results were published in a peer-reviewed article in the March 2004 issue of Diabetes Care. We are currently conducting an 80- to 100-patient clinical trial for our short-term system, which we believe may support a premarket approval, or PMA, application by the end of the first half of 2005. We have received an investigational device exemption, and are conducting an 80-patient clinical trial, for our second generation long-term system and we expect to submit a PMA application for this system in 2006. To date, we have data from over 1,500 patient days of real-time usage of our systems by over 200 patients in clinical trials.

Market Opportunity

Diabetes

Diabetes is a chronic, life-threatening disease for which there is no known cure. The disease is caused by the body's inability to produce or effectively utilize the hormone insulin. This inability prevents the body from adequately regulating blood glucose levels. Worldwide, approximately 171 million people suffer from the disease. In 2002, there were an estimated 13 million diagnosed diabetes patients in the

United States. This number is expected to rise by more than 1.3 million people each year as a result of an aging population, inappropriate diets and increasingly sedentary lifestyles. According to a report published in Diabetes Care in 2003, diabetes is the fifth leading cause of death by disease in the United States. Complications related to diabetes include heart disease, limb amputations, loss of kidney function and blindness.

Glucose, the primary source of energy for cells, must be maintained at certain concentrations in the blood in order to permit optimal cell function and health. Normally, the pancreas provides control of blood glucose levels by secreting the hormone insulin to lower blood glucose levels when concentrations are too high. In people with diabetes, the body does not produce sufficient levels of insulin, or fails to utilize insulin effectively, causing blood glucose to rise above normal. This condition is called hyperglycemia and often results in chronic long-term complications such as heart disease, limb amputations, loss of kidney function and blindness. When blood glucose levels are high, patients often administer insulin in an effort to drive blood glucose levels down. Unfortunately, insulin administration can drive blood glucose levels below the normal range resulting in hypoglycemia. In cases of severe hypoglycemia, diabetes patients risk acute complications, such as loss of consciousness or death. Due to the drastic nature of acute complications associated with hypoglycemia, many patients are afraid of driving down blood glucose levels. Consequently, patients often remain in a hyperglycemic state, exposing themselves to long-term chronic complications.

Diabetes is typically classified into two major groups: Type 1 and Type 2. According to the ADA, in 2002 there were approximately 1.3 million diagnosed Type 1 diabetes patients in the United States. Type 1 diabetes usually develops in early childhood and is characterized by an absence of insulin resulting from destruction of the insulin producing cells of the pancreas. Individuals with Type 1 diabetes must rely on frequent insulin injections in order to regulate and maintain blood glucose levels. Also, in 2002, there were approximately 12 million people in the United States who had been diagnosed with Type 2 diabetes, which results when the body is unable to produce sufficient levels of insulin or becomes insulin resistant. Depending on the severity of Type 2 diabetes, individuals may require dieting, exercise, oral medications or insulin injections to regulate blood glucose levels. As of 2002, approximately 2.8 million Type 2 patients were estimated to be using insulin injections. In addition to Type 1 and Type 2 diabetes patients, pregnant women who have never had diabetes before may develop high blood glucose levels during pregnancy. This condition is known as gestational diabetes and is caused in some pregnant women by hormonal changes that block the action of insulin in the mother's body. Uncontrolled glucose levels can adversely affect the fetus, leading to neonatal complications. According to the ADA, approximately 135,000 cases of gestational diabetes occur in the United States each year. Gestational diabetes usually resolves after pregnancy, but, according to the ADA, there is a 67% probability that it will return in future pregnancies. Treatment for gestational diabetes includes special meal plans and scheduled physical activity, and may also include daily blood glucose testing and insulin injections.

The ADA estimates that the direct medical costs and indirect expenditures attributable to diabetes in the United States were $132 billion in 2002, and could reach $156 billion by 2010. Of the $132 billion in overall expenses, the ADA estimates that approximately $23 billion were associated with diabetes care. A portion of that amount is attributable to the costs associated with monitoring blood glucose levels. According to industry sources, the worldwide market for personal glucose monitoring systems and related disposables, which includes test strips and lancets, was approximately $5.1 billion in 2003, and is expected to grow at an annual compound rate of approximately 11.6% to $8.9 billion in 2008.

Importance of Glucose Monitoring

Blood glucose levels can be affected by the carbohydrate and fat content of meals, exercise, stress, illness or impending illness, hormonal releases, variability in insulin absorption and changes in the effects of insulin in the body. Given the many factors that affect blood glucose levels, maintaining glucose within a normal range is difficult, resulting in frequent excursions above or below normal blood glucose levels that can be unpredictable. Patients manage their blood glucose levels by administering insulin or ingesting carbohydrates throughout the day in order to maintain blood glucose within normal ranges. Patients frequently overcorrect and fluctuate between hyperglycemic and hypoglycemic states, often multiple times during the same day. As a result, many patients with diabetes are routinely outside the normal blood glucose range. Patients are often unaware that their glucose levels are either too high or too low, and their inability to completely control glucose levels and the associated serious complications can be frustrating and, at times, overwhelming.

In an attempt to maintain blood glucose levels within the normal range, patients with diabetes must first measure their glucose levels. Often after measuring their blood glucose levels, patients make therapeutic adjustments. As adjustments are made, additional blood glucose measurements may be necessary to gauge the individual's response to the adjustments. More frequent testing of blood glucose levels provides patients with information that can be used to better understand and manage their diabetes. The ADA recommends that patients test their blood glucose levels at least three or four times per day.

According to the ADA, an important component of effective diabetes management is frequent monitoring of blood glucose levels. The landmark 1993 Diabetes Control and Complications Trial, or DCCT, consisting of patients with Type 1 diabetes, and the 1998 UK Prospective Diabetes Study, consisting of patients with Type 2 diabetes, demonstrated that patients who intensely managed blood glucose levels significantly reduced the incidence and severity of diabetes-related complications. In the DCCT, a major component of intensive management was monitoring blood glucose levels at least four times per day. The DCCT demonstrated that intensive management reduced the risk of complications by 76% for eye disease, 60% for nerve disease and 50% for kidney disease. However, the DCCT also found that intensive management led to a three-fold increase in the frequency of hypoglycemic events. Despite evidence that intensive glucose management reduces the long-term complications associated with diabetes, industry sources estimate that people with diabetes test, on average, less than twice per day.

Limitations of Existing Glucose Monitoring Products

Single-point finger stick devices are the most prevalent devices for glucose monitoring. These devices require taking a blood sample with a finger stick, placing a drop of blood on a test strip and inserting the strip into a glucose meter that yields a single-point in time blood glucose measurement. We believe that these devices suffer from several limitations, including:

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  Inconvenience. The process of measuring blood glucose levels with single-point finger stick devices can cause significant disruption in the daily activities of people with diabetes and their families. Patients using single-point finger stick devices must stop whatever they are doing several times a day, self-inflict a painful prick and draw blood to measure blood glucose levels. To do so, patients must always carry a fully-supplied kit that includes a spring-loaded needle, or lancet, disposable test strips, cleansing wipes and the meter, and then safely dispose of the used supplies. This process is inconvenient and may cause embarrassment in social situations.

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  Limited Information. Even if patients test several times each day, each measurement represents a single blood glucose value at a single point in time. Given the many factors that can affect blood glucose levels, excursions above and below the normal range often occur between these discrete measurement points in time. Because patients only have single-point data, they do not gain sufficient information to indicate the direction of change in their blood glucose levels. Without the ability to determine whether their blood glucose level is rising, falling or holding constant, the patient's ability to effectively manage and maintain blood glucose levels within normal ranges is severely limited. In addition, patients cannot test themselves during sleep, when the risk of hypoglycemia is significantly increased.

        The following graph shows the limited information provided by four single-point measurements during a single day using a traditional single-point finger stick device, compared to the data provided by our continuous sensor. The data presented in the graph is from a clinical trial we completed in 2003 with our long-term continuous glucose monitoring system, where the patient was blinded to the continuous glucose data. The continuous data indicates that, even with four finger sticks in one day, the patient's blood glucose levels were above the target range of 80-140 mg/dl, or milligrams per deciliter, for a period of 13.5 hours.

Single Day Continuous Data

  •
  Difficulty of Use. To obtain a sample with single-point finger stick devices, patients generally prick one of their fingertips or, occasionally, a forearm with a lancet. Patients then squeeze the area to produce the blood sample and another prick may be required if a sufficient volume of blood is not obtained the first time. The blood sample is then placed on a disposable test strip that is inserted into a blood glucose meter. This task can be difficult for patients with decreased tactile sensation and visual acuity, which are common complications of diabetes.

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  Pain. Although the fingertips are rich in blood flow and provide a good site to obtain a blood sample, they are also densely populated with highly sensitive nerve endings. This makes the lancing and subsequent manipulation of the finger to draw blood painful. The pain and discomfort are compounded by the fact that fingers offer limited surface area, so tests are often performed on areas that are sore from prior tests. Patients also suffer pain when the finger prick site is disturbed during regular activities.

Several companies have attempted to address the limitations of single-point finger stick devices by developing continuous glucose monitoring systems. To date, three continuous glucose monitors have received FDA approval. We believe that one of the products is no longer marketed. Another continuous glucose monitor is approved for physician interpretation only, not allowing patients to see their blood glucose trends. Finally, a third continuous monitoring device is only approved to alert the patient at inappropriately high or low glucose levels. We believe that none of the products that have received FDA approval are approved for more than three days of use or for use as a replacement for single-point finger stick devices.

We believe a significant market opportunity exists for a glucose monitoring system that provides continuous blood glucose information and that is convenient and easy-to-use.

The DexCom Solution

We are developing blood glucose monitoring systems that continuously measure a patient's blood glucose level and transmit that information to a small cell phone-sized receiver. In a clinical trial using our first generation long-term sensor, patients reduced the amount of time they spent in a hyperglycemic state by 25% and the time they spent in a hypoglycemic state by 47%. Correspondingly, these patients increased the time they spent at target blood glucose levels by 88%. These results were published in a peer-reviewed article in the March 2004 issue of Diabetes Care. Relying on our broad-based technology platform, we are developing, and testing in clinical trials, short-term and long-term continuous blood glucose monitoring systems that are designed to offer the following advantages to diabetes patients:

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  Convenience. We believe that convenience is the paramount factor in achieving widespread adoption of a continuous blood glucose monitoring system. Our sensors continuously measure and record the patient's blood glucose level and wirelessly transmit a blood glucose value at various intervals to a small cell phone-sized receiver throughout the day and night. The patient can check his or her blood glucose level and trend information at any time with the touch of a button. Our short-term sensor is designed to measure patients' blood glucose levels continuously for three days, and when fully developed our long-term sensor is expected to be used continuously for up to one year.

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  Access to Real-Time Values and Trend Information. By pushing a button, patients can view their current glucose value, along with a graphical display of one-, three- or nine-hour trend information. Without continuous monitoring, the patient is often unaware if his or her blood glucose is rising, declining or remaining constant. Access to continuous real-time glucose measurements provides patients with information that may be used to attain better glucose control. Additionally, our continuous glucose monitoring systems are designed to alert patients when their blood glucose approaches inappropriately high or low levels so that they may intervene.

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  Intuitive Patient Interface. We have extensive experience in the clinical trial setting with real-time usage of our continuous glucose monitoring technology. With knowledge gained from more than 1,500 patient-days of real-time usage in clinical studies, we have developed a patient interface that we believe is intuitive and easy-to-use. Our receiver's ergonomic design includes user-friendly buttons, an easy-to-read display, simple navigation tools, audible alerts and graphical display of trend information.

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  Comfort. Our sensors are designed to provide patients with the benefits of continuous monitoring, without having to perform finger stick tests for each measurement. Additionally, the short-term sensor electrode that is inserted under the skin is a very thin wire, minimizing potential discomfort associated with inserting or wearing the sensor. The external portion of the short-term sensor, including the transmitter, is small and has a low profile designed to be easily worn under clothing. Finally, the receiver for both systems is the size of a small cell phone and can be carried discreetly in a pocket or purse.

Our Strategy

Our objective is to become the leading provider of continuous glucose monitoring systems and related products to enable people with diabetes to more conveniently and effectively manage their disease. To achieve this objective, we are pursuing the following business strategies:

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  Establish our technology platform as the leading approach to continuous glucose monitoring. We have developed proprietary core technology and expertise that provide a broad platform for the development of innovative products for continuous glucose monitoring. We plan to continue to invest in the development of our technology platform and to obtain FDA approval for our short-term and long-term continuous glucose monitoring systems.

  •
  Leverage our product development expertise to rapidly bring products to market. Using our technology platform and technical expertise, we have rapidly developed three generations of our long-term sensor and a short-term sensor. In two years, we have reduced the size of our long-term sensor by approximately 80% in volume, and, in eight months, we have brought our short-term sensor from concept to clinical trials that may be used to support our premarket approval, or PMA, application. We plan to continue to provide performance improvements and introduce new products to establish and maintain a leading position in the market. In the future, we may develop our technology to support applications beyond glucose sensing.

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  Pursue the highest safety and quality levels for our products. We have established a culture that is highly focused on product quality and patient safety. We have developed in-house engineering, quality assurance, clinical and regulatory expertise, and data analysis capabilities. Additionally, we have established credible and open relationships with regulatory bodies, physician opinion leaders and scientific experts. These capabilities and relationships will assist us in designing products that we believe will meet or exceed expectations for reliable, safe performance.

  •
  Commercialize our products through a direct sales and marketing effort. We plan to build a direct sales force to call directly on endocrinologists, patients, physicians and diabetes educators who can educate and influence patient adoption of continuous glucose monitoring. To complement our sales efforts, we intend to employ clinical managers who will educate and provide clinical support to patients. We plan to launch our products initially in the United States and then to expand distribution into selected European and Asian markets.

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  Provide a high level of customer support, service and education. We plan to support our sales and marketing efforts with a customer service program that includes customer training and support. We intend to provide direct technical support by telephone and internet access 24 hours a day to patients, physicians and diabetes educators to promote safe and successful use of our products. We also plan to have in-house reimbursement specialists to assist physicians and patients in obtaining proper reimbursement from third-party healthcare payors.

Our Technology Platform

The development of a continuous glucose monitor requires successful coordination and execution of a wide variety of technology disciplines, including biomaterials, membrane systems, electrochemistry, low power microelectronics, telemetry, software, algorithms, implant tools and sealed protective housings. We have developed in-house expertise in these disciplines. We believe we have a broad technology platform that will support the development of multiple products for glucose monitoring.

Sensor Technology

The key enabling technologies for our sensors are biomaterials, membrane systems, electrochemistry and low power microelectronics. We have applied our biomaterials expertise by developing a polymeric biointerface membrane system that modifies the human body's foreign body response, which is inherently hostile to implanted objects. When an implant is placed into the body, it triggers the body to respond by encapsulating and isolating the implanted object with scar tissue, known as the foreign body response. Typically, this complete response takes between three and four weeks, although sensor function may be severely hampered much sooner. Historically, the challenge with implantable sensors has been their inability to operate due to the foreign body response because glucose is blocked from reaching the sensor. Our proprietary polymer membrane technology is designed to modify the human body's response, providing for the continual transport of glucose and oxygen to the sensor. This technology is currently used in our long-term sensor.

Complementing the biointerface membrane, our sensing membrane technology consists of multiple polymer layers configured to selectively allow the appropriate mix of glucose and oxygen to travel through the membrane. Within the sensing membrane, the glucose and oxygen react with a specific enzyme to create an extremely low level electrical signal, measured in pico-amperes. This electrical signal is then translated into glucose measurements. We believe that the capability to measure very low levels of current and to accurately translate those measurements into glucose values is also a unique and distinguishing feature of our technology. These technologies are used in both our long-term and short-term sensors. We have also developed technology to allow sensitive electronics to be packaged in a fully-contained, sealed unit that can be quickly and safely implanted by a physician with our long-term sensor, or inserted by a patient with our short-term sensor. Our sensors are designed to function without damage from fluids or other substances in the body and to be quickly and safely removed.

Receiver Technology

Both our short-term and long-term glucose monitoring systems use radiofrequency telemetry to wirelessly transmit information from the sensor to our platform receiver. We have developed the technology for reliable transmission and reception and have consistently demonstrated a high degree of capture of transmissions from sensor to receiver in our clinical trials. Our receiver then processes and displays real-time and trended glucose values, and provides alerts. We have used our extensive database of continuous glucose data from our clinical trials to create software and algorithms for the display of data to patients.

Other Technology Applications

We have gained our technology expertise by learning to design implants that can withstand the rigors of functioning within the human body for extended periods of time. In addition to the foreign body response, we have overcome other problems related to operating within the human body, such as device sealing, miniaturization, durability, sensor geometry and surgical techniques. We believe the expertise gained in overcoming these problems will support the development of additional products beyond glucose sensing.

Our Products Under Development

We are developing short-term and long-term continuous blood glucose monitoring systems. These systems include either a small insertable sensor or an implantable sensor that continuously measures glucose levels in subcutaneous tissue, and a handheld receiver to which the sensor wirelessly transmits glucose levels at specified intervals. Our short-term and long-term systems are based on many of the same underlying core technologies and are being designed to offer several performance and ease-of-use advantages to provide continuous blood glucose monitoring to patients. Our research and development expenses were $6.3 million in 2002, $8.9 million in 2003 and $12.2 million in 2004, excluding stock-based compensation expenses.

Short-Term Continuous Glucose Monitoring Sensor

Our short-term insertable sensor includes a tiny wire-like electrode coated with our sensing membrane system. This sensor comes packaged with an integrated insertion device and is contained in a small plastic housing platform, or pod. The base of the pod has adhesive that attaches it to the skin. The electrode is intended to be easily and reliably inserted by the patient by exposing the adhesive, placing the pod against the surface of the skin of the abdomen and pushing down on the insertion device. The insertion device extends a narrow gauge needle containing the electrode into the subcutaneous tissue and retracts the needle, leaving behind the electrode in the tissue and the pod adhered to the skin. The patient then disposes of the insertion device. After a stabilization period of a few hours, the patient is required to calibrate the receiver with data from a single-point finger stick device and the sensor begins wirelessly transmitting the continuous glucose data to the handheld receiver. We anticipate that patients will be required to calibrate the short-term sensor with finger sticks throughout the three-day usage period to ensure reliable operation. At this time, we do not believe our first generation short-term sensor will eliminate the need for finger sticks, although in the future we intend to seek a claim from the FDA that allows our short-term system to replace the use of finger stick devices.

Our short-term sensor is expected to function for three days before being replaced. After three days, the patient simply removes the pod and attached electrode from the skin and discards them. A new sensor and pod can then be inserted and used with the same receiver. We are currently conducting a clinical trial for our short-term continuous glucose monitoring system, which we believe may support a PMA application.

Long-Term Continuous Glucose Monitoring Sensor

Our long-term implantable sensor consists of a multi-layer membrane system, circuit board, microprocessor, radio transmitter and a battery sealed in a self-contained unit. Our long-term sensor is currently implanted under the skin in the lower abdomen by a surgeon using local anesthesia. In the future we expect that the implant will be performed by trained endocrinologists. Once the sensor is implanted, it requires a stabilization period of a few weeks before becoming operational. After the stabilization period, the patient is required to calibrate the receiver with data from a single-point finger stick device. We anticipate that patients will be required to calibrate the long-term sensor with finger sticks throughout the usage period. At this time, we do not believe our long-term sensor will eliminate the need for finger sticks, although in the future we intend to seek a claim from the FDA that allows our long-term system to replace the use of finger stick devices.

We are designing our long-term sensor to function for up to one year. We have demonstrated nearly seven months of functional life in a clinical trial with our first generation long-term sensor and six months of functional life in a clinical trial with our second generation long-term sensor. At the end of its life, the sensor can be removed by a physician in a short procedure, and another sensor inserted. We expect to file a PMA application for our long-term system in 2006.

Handheld Receiver

We have designed our receiver to be used with both our short-term and long-term sensors. Our small cell phone-sized receiver is carried by the patient and wirelessly receives continuous glucose values data from either sensor. Proprietary algorithms and software, developed from our extensive database of continuous glucose data from clinical trials, are programmed into the receiver to process the glucose data from the sensor and display it on a user-friendly graphical user interface. With a push of a button, the patient can access their current glucose value and one-, three- and nine-hour trended data. Additionally, when glucose values are inappropriately high or low, the receiver provides an audible alert or vibrates. The receiver is a self-contained, durable unit with a rechargeable battery.

Clinical Development Program

Evaluating Continuous Glucose Monitoring Systems

Continuous glucose monitoring is an emerging technology. There are no clearly established guidelines or universally accepted measures for evaluating the performance of continuous glucose monitoring products, especially with respect to accuracy. As a result, analyses of continuous glucose monitoring products have generally utilized traditional single-point accuracy measures that were derived from the field of analytical chemistry to evaluate conventional single-point finger stick devices. However, we do not know whether the FDA, other regulatory bodies or physicians will consider these single-point measures to be the appropriate means to demonstrate the safety and efficacy of continuous glucose monitoring systems for real-time monitoring of glucose values and trends by patient or as a replacement for conventional blood glucose meters, nor do we know what threshold levels of these measures the FDA or others will determine to constitute acceptable performance. The FDA or others analyzing our clinical results may determine that different measures from those we have used are better indicators of accuracy, clinical utility and safety. In reporting data from our clinical trials, we report those measurements that we believe most appropriately characterize the performance of our continuous blood glucose systems in three primary areas: accuracy, clinical utility and safety.

Accuracy Measures.    Typically, to measure accuracy in our clinical trials, we compare the output from our continuous glucose monitoring systems at a specific point in time to a reference measurement at the same point in time. These two measurements are called paired points. The reference value is usually measured by a laboratory instrument, such as a Yellow Springs Instrument, or a conventional blood glucose meter using samples from finger sticks. These paired points are then compared to each other using statistical analyses intended to measure accuracy.

The primary statistical analyses we use include the following:

  •
  Bias. Bias is the result of a mathematical calculation using a modified linear regression analysis that is designed to evaluate whether a device's measurement is systematically too high or too low, when compared to a reference measurement, usually determined by a single-point finger stick device. A device with a lower bias is generally considered to be more accurate.

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  Clarke Error Grid. A Clarke Error Grid is a plot of all paired points categorized into five areas denoted A, B, C, D and E, with A and B being the most clinically desirable and D and E being the least clinically desirable. Devices with higher combined A and B percentages—closer to 100%—and lower combined D and E percentages—closer to 0%—are considered to have better performance.

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  Mean Absolute Relative Difference, or MARD. MARD is the result of a mathematical calculation that measures the average disparity between the sensor and the reference measurement. The lower the MARD, the more accurate the device is considered.

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  R-Value. An R-value is the result of a mathematical calculation using linear regression techniques to measure the relationship between the paired points. The maximum R-value is 1.0. A higher R-value means a more linear relationship with the reference measurement and is assumed to be more accurate.

Clinical Utility Measures.    We have designed some of our clinical trials to measure whether the use of real-time continuous glucose data reduces the time a patient spends in abnormally high and low glucose ranges, and increases the time spent in the target range. In our studies, we measure a patient's blood glucose level continuously for a defined period of time, using our continuous glucose monitoring systems, but do not permit the patient to view the data. These measurements are used to establish a baseline. Subsequently, we measure the same patient's blood glucose level continuously for a similar or longer period of time, but the patient is allowed to view and utilize the data. These unblinded glucose levels are then compared to the baseline glucose levels to determine whether the use of the data from our continuous glucose monitoring system affected the amount of time the patient's blood glucose level was high, low and within the target range.

Safety Measures.    The safety profile of any new product must be clearly established before it can be approved for commercial use. Data must be collected to demonstrate that patients can use the device safely, the device operates safely and any procedure associated with the device is also safe. We typically record adverse events related to the implant or insertion and removal of our sensors, related to the operation of the systems or related to the patient's use of the data from the systems. Of most concern is the occurrence of serious or unexpected adverse events. The desired result is that adverse events are not more serious and do not occur more frequently than similar products currently commercially available and utilized by patients for the same purpose.

Clinical Trials

We began our first human clinical trial in 2001 and to date have completed numerous pre-clinical studies and clinical trials related to our long-term and short-term continuous glucose monitoring systems. Throughout these studies and trials we have experienced successes and failures, which we have relied upon in the continual design and development of our products. As a result, we have developed a first, second and third generation of our long-term sensor, referred to as G1, G2 and G3, respectively, and a short-term sensor, or STS, all of which have been or are currently being evaluated in human clinical trials. Throughout these trials, there have been no serious or unexpected adverse events reported related to the implant or explant of the devices or the use of our systems. Given the ongoing process of design and development, we believe that our more recent clinical trials are most relevant to an understanding of our current clinical performance. The table below and the following discussion summarize our clinical trials that were completed in 2003 or later, and our ongoing clinical trials:

Product	Clinical Trial	Type of Trial	Year Completed	Clinical Trial Sites	Patients
G1	Feasibility IDE Trial	Unblinded	2003	3 Sites; United States	15
G2	First Human Use #1	Unblinded	2003	1 Site; New Zealand	10
G2	First Human Use #2	Unblinded	2004	1 Site; Australia	5
G2	First Human Use #3	Blinded	2004	3 Sites; New Zealand	11
G2	IDE Study	Unblinded	Ongoing	8 Sites; United States	80
G3	First Human Use	Blinded	2004	1 Site; Australia	5
STS	First Human Use Trials	Blinded	2004	3 Sites; United States	45
STS	Feasibility Trials	Unblinded	2004-05	4 Sites; United States	28
STS	Approval Support Trial	Unblinded	Ongoing	4 Sites; United States	80-100

Long-Term Implantable Sensor Trials

G1 Feasibility IDE Trial.    In 2003, we completed an IDE trial designed to assess whether our G1 sensor could achieve the bias endpoint of a continuous glucose monitor that had already been approved by the FDA. The trial was also designed to measure the potential clinical benefit to patients of real-time blood glucose data. Fifteen patients at three sites in the United States were enrolled and implanted in the IDE trial. To determine whether our G1 sensor met the endpoint measurements of the previously approved device, we calculated the bias of our G1 sensor compared to reference points from a single-point finger stick device. In order to pass this bias endpoint, our sensor had to demonstrate a bias of less than 15 mg/dl, or milligrams per deciliter, when compared to reference finger stick values at 50 mg/dl, 80 mg/dl and 100 mg/dl, and a bias of less than 15% when compared to finger stick reference values at 150 mg/dl and 200 mg/dl. The graph below shows that our sensor achieved the bias endpoint.

Bias Requirement: Less Than 15

To measure the potential clinical benefit to patients of access to real-time blood glucose information, we divided the trial into two primary phases. In the blinded phase of the trial, data was collected by our G1 sensor, but patients were blinded to the continuous data from the G1 sensor, to establish a baseline control period. In the unblinded phase of the trial, the patients were unblinded to the continuous data from the G1 sensor and allowed to use this information in managing their glucose levels. The glucose values from the unblinded phase were then compared with the blinded phase to analyze whether glucose profiles were affected by access to continuous real-time data. The sensors in three patients did not function adequately in both blinded and unblinded phases of the trial to report meaningful comparison data and were excluded from the analysis. The results of this comparison are summarized in the figure below.

Improvement in Glucose Profiles (in 12 of 15 patients)

These data were presented at the 2003 Annual Meeting of the American Diabetes Association and subsequently published in a peer-reviewed article in Diabetes Care in March 2004.

G2 First Human Use #1.    The primary goal for the first human use studies of our G2 sensor, which is 60% smaller in volume than the G1 sensor, was to characterize the G2 sensor's performance. In the first G2 sensor trial, we implanted 10 patients in New Zealand for an extended period of time. Accuracy of the G2 sensor was evaluated by comparing data points from the G2 sensor to points measured using single-point finger stick devices over the entire trial period using Clarke Error Grid and MARD analyses. The sensors in three patients did not function adequately over the trial period to report data and have been excluded from the analysis. The results of our accuracy analyses are summarized below.

Accuracy Measures: G2 Sensor versus Single-Point Finger Stick Device
(approximately 130 days in 7 of 10 patients)

	Clarke Error Grid A&B%	Clarke Error Grid D&E%	MARD%
G2 Sensor versus Single-Point Finger Stick Device	95.3	3.1	24.7

To measure the potential clinical benefit to patients of access to real-time blood glucose information, we divided the trial into two primary phases. After an initial evaluation period during which the G2 sensor data was blinded to the patients and physicians, continuous glucose data from the sensor was displayed to the patients and they were allowed to use that data to manage their glucose levels. Glucose excursion profiles were compared between the blinded and unblinded phases of the trial to analyze whether glucose excursions were affected by access to continuous real-time data. The sensors in three patients did not function adequately over the trial period to report data and have been excluded from the analysis. The results are summarized below.

Improvement in Glucose Profiles (approximately 130 days in 7 of 10 patients)

Hyperglycemic exposure is a calculation that seeks to quantify patients' exposure to sustained levels of hyperglycemia. The measure is an integration of how high a patients' blood glucose reaches combined with the time it stays high. The calculation takes the average value of each hyperglycemic excursion above 200 mg/dl, subtracts 200 mg/dl from it, and then multiplies that difference by the hours spent above 200 mg/dl. We believe that a reduction in hyperglycemic exposure would be beneficial to patients with diabetes.

Hyperglycemic Exposure (approximately 130 days in 7 of 10 patients)

Results from this trial were presented at the 2004 meeting of the European Association for the Study of Diabetes.

G2 First Human Use #3.    We implanted five patients in Australia with G2 sensors to investigate potential performance improvements by implanting in a location other than the lower abdomen, as in our previous G2 implants. We worked closely with a group of physicians, including surgeons experienced in subcutaneous implants and an exercise physiologist, to identify the new location and implant technique.

While the new location and implant techniques seemed to simplify the implant procedure, patients experienced more discomfort in the first few days immediately after surgery than we had observed with previous G1 and G2 implants in the lower abdomen. There were no serious or unanticipated adverse events related to these implants other than the higher degree of initial discomfort noted by patients. We evaluated the sensors for accuracy by comparing data points from the G2 sensor to data points from a single-point finger stick device.

The following table summarizes the data obtained during the trial.

Accuracy Measures: G2 Sensor versus Single-Point Finger Stick Device
(approximately 112 days in 5 of 5 patients)

	Clarke Error Grid A&B%	Clarke Error Grid D&E%	MARD%
G2 Sensor versus Single-Point Finger Stick Device	87.7	7.7	34.2

We have abandoned this alternate location for implanting sensors given the higher discomfort in the few days post-implant with no corresponding performance improvement. We continue to consider other implant site and technique options, but continue to concentrate on implants in the subcutaneous tissue of the lower abdomen.

G2 First Human Use #3.    In a third G2 sensor clinical trial, we implanted eleven patients at three sites in New Zealand with a G2 sensor that was further reduced in volume by 33% from the first G2 sensors implanted. The sensors were evaluated for accuracy by comparing data points from the G2 sensor to data points from a single-point finger stick device collected throughout the trial and also from a laboratory device collected during a 12 hour in-clinic trial. Patients remained blinded to the data throughout the study. All devices were removed at approximately three months, prior to planned trial completion, to investigate a change in performance.

The following table summarizes the data obtained during the trial.

Accuracy Measures: G2 Sensor versus Single-Point Finger Stick Device
(approximately 112 days in 11 of 11 patients)

	Clarke Error Grid A&B%	Clarke Error Grid D&E%	MARD%
G2 Sensor versus Single-Point Finger Stick Device	90.0	5.2	30.0

The following table summarizes the data obtained during the 12 hour in-clinic study. The sensors in four patients were not functioning at the time of the in-clinic trial and are not included in the analysis from that trial.

Accuracy Measures: 12 Hour In-Clinic Study (in 7 of 11 patients)

	Clarke Error Grid A&B%	Clarke Error Grid D&E%	MARD%
G2 Sensor versus In-Clinic Single-Point Finger Stick Device	97.3	0.9	24.7
G2 Sensor versus Lab Reference	94.6	2.7	28.5

G3 First Human Use.    The goal of our first human use trial of the G3 sensor, which is approximately 50% smaller in volume than the G2 sensor, was to evaluate the impact of the G3 sensor's reduced size on overall device performance. We implanted five patients with G3 sensors at one site in Australia by an endocrinologist who had no formal surgical training or experience. We believe our G3 sensor implantations were the first ever implants performed by an endocrinologist.

The glucose monitoring performance of the G3 sensor was lower than expected. The devices were explanted and analyzed. Improvements to the G3 sensor are being verified in animal studies, and our next human feasibility trial implants are targeted for the first half of 2005.

Short-Term Insertable Sensor Feasibility Studies

We have conducted 14 clinical feasibility trials of our short-term sensor. The objective of these trials was to assess the performance of the sensor in patients, especially the ability of the sensor to accurately measure blood glucose levels. Each feasibility trial consisted of between four and eight patients. In most cases, two sensors were inserted in each patient. The initial studies were performed over a period of 12 hours, which we subsequently increased to 24 hours and then to 72 hours. Collectively, we have inserted over 120 sensors in over 60 patients in our feasibility studies. Over 25 of these patients in the latest studies were unblinded to the data from the short-term sensor and allowed to use that data to manage their glucose levels. In the unblinded studies, patients inserted the sensors by themselves and wore the sensors at home and at work in their daily routines.

Alpha Prototype Feasibility Trials.    The first seven trials in this study involved a prototype or alpha version of the sensor pod. As expected, we experienced some deployment and connectivity failures in these early trials, which we substantially corrected in the beta version of the pod.

To evaluate the accuracy of the short-term sensor, paired values from our short-term sensor and the single-point finger stick device were compared. For each feasibility trial, the table below provides the results of the R-value, MARD and, in the early trials, Clarke Error Grid A&B% and Clarke Error Grid D&E% analyses of the paired points. The table also summarizes, for each feasibility trial, the duration of the trial, the number of patients enrolled, the number of short-term sensors inserted, or deployed, and the number of short-term sensors analyzed, which includes those sensors that we determined were successfully deployed and reliably generating data.

Alpha Prototype Studies—Patients Blinded to Continuous Sensor Data
(Median Values Reported)

							Clarke Error Grid
Trial			Sensors Deployed	Sensors Analyzed
	Duration	Patients			R-Value	MARD%	A&B%	D&E%
Alpha 1	12 hours	5	8	6	0.94	12.7	100.0	0.0
Alpha 2	12 hours	5	9	5	0.93	14.1	100.0	0.0
Alpha 3	24 hours	5	11	5	0.95	14.4	97.4	0.0
Alpha 4	24 hours	5	10	9	0.96	13.6	97.1	2.9
Alpha 5	12 hours	6	5	3	0.95	17.4	95.7	4.4
Alpha 6	24 hours	5	8	6	0.97	10.9	100.0	0.0
Alpha 7	72 hours	4	9	8	0.95	12.5	98.6	1.0

Beta Product Version Feasibility Studies.    After the initial seven trials using the alpha prototype pod, we completed a second or beta version of the pod and conducted further feasibility studies. The objective of these feasibility studies was to test the improved version of the pod and continue to assess the performance and accuracy of the system.

For each trial in our beta version feasibility study, the table below provides the results of the R-value and MARD analyses of the paired points. The table also summarizes, for each trial, the duration of the trial, the number of patients enrolled, the number of short-term sensors deployed and the number of short-term sensors included in the analysis.

Beta Product Version Studies—Patients Blinded to Continuous Sensor Data
(Median Values Reported)

					R-Value			MARD%
Trial			Sensors Deployed	Sensors Analyzed
	Duration	Patients			Day 1	Day 2	Day 3	Day 1	Day 2	Day 3
Beta 1	72 hours	4	8	8	0.93	0.94	0.97	19.2	10.0	10.1
Beta 2	72 hours	6	12	12	0.92	0.88	0.94	15.0	17.1	10.3

Beta Product Version Studies—Patients Unblinded to Continuous Sensor Data
(Median Values Reported)

					R-Value			MARD%
Trial			Sensors Deployed	Sensors Analyzed
	Duration	Patients			Day 1	Day 2	Day 3	Day 1	Day 2	Day 3
Beta 3	72 hours	5	10	8	0.97	0.96	0.97	12.3	10.3	10.0
Beta 4	72 hours	5	12	8	0.93	0.97	0.94	14.9	7.6	13.2
Beta 5	72 hours	5	10	10	0.95	0.97	0.97	15.3	10.3	7.5
Beta 6	72 hours	5	12	9	0.94	0.97	0.96	9.9	7.4	8.3
Beta 7	72 hours	8	17	16	0.96	0.98	0.98	8.4	7.4	6.0

On-Going Trials

Short-Term Sensor Trials.    We are currently conducting an 80- to 100-patient trial in the United States with our short-term sensor. Patients are inserting the sensors themselves, wearing and using them continuously at home and at work during their daily activities, and are allowed to view and utilize the continuous glucose data from the sensors during the trial. We are using bias as a primary endpoint to measure efficacy and are tracking and reporting adverse events for safety. In addition to the data required to measure the primary endpoints, we are also collecting data relating to other measures of accuracy. The short-term sensors are being evaluated for accuracy by comparing data points from the short-term sensor to paired points from a single-point finger stick device collected throughout the trial. This trial is intended to generate data that we believe will support a PMA application with the FDA. We do not expect to report data from this trial until the entire trial has reached its completion.

Long-Term Sensor Trials.    We received approval from the FDA to conduct an 80-patient trial in the United States with our G2 sensor. Twenty patients were enrolled in the first phase of the trial, and we expect to implant 25 more in the second phase during the first quarter of 2005. Patients are viewing and utilizing the continuous glucose data from the sensors during the trial. We are using bias as a primary endpoint to measure efficacy and adverse events as a primary safety endpoint. The G2 sensors are being evaluated for accuracy by comparing data points from the G2 sensor to reference points from a single-point finger stick device collected throughout the trial. This trial is intended to generate data that we believe will support a PMA application with the FDA. Initially, we expect to request approval for continuous use of our long-term system for a period of less than one year and in the future we intend to seek an indication for use of up to one year. We do not expect to report data from this trial until after the entire trial has reached its completion.

Sales and Marketing

We do not have a sales and marketing organization and have no experience as a company in the sale, marketing and distribution of glucose monitoring products. To achieve commercial success for any approved product we must either develop a sales and marketing organization or enter into arrangements with others to market and sell our products. We believe that referrals by physicians and diabetes educators, together with self-referrals by patients, will drive initial adoption of our continuous glucose monitoring systems. Following product approval, we currently plan to establish a small, specialized sales force to directly market our products in the United States primarily to endocrinologists, diabetes care educators and patients. Although the number of diabetes patients is significant, the number of physicians and educators influencing these patients is relatively small. There are an estimated 3,700 endocrinologists in the United States. As a result, we believe a direct, highly-specialized and focused sales force will be effective for us to reach our target market.

We intend to use a variety of marketing tools to drive initial adoption, ensure continued usage and establish brand loyalty for our continuous glucose monitoring systems by:

  •
  creating awareness of the benefits of continuous monitoring and the advantages of our technology with endocrinologists, diabetes educators and patients;

  •
  providing strong educational and training programs to healthcare providers and patients to ensure easy, safe and effective use of our systems; and

  •
  establishing a readily-accessible telephone and web-based technical and customer support infrastructure, which we expect to include clinicians, diabetes educators and reimbursement specialists, to help referring physicians, diabetes educators and patients as necessary.

Our sales force will be competing with the experienced and well-funded marketing and sales operations of our competitors. Developing a sales force is expensive and time consuming and could delay or limit the success of any product launch.

Competition

The market for blood glucose monitoring devices is intensely competitive, subject to rapid change and significantly affected by new product introductions. Four companies, Roche Disetronic, a division of Roche Diagnostics; LifeScan, Inc., a division of Johnson & Johnson; the MediSense and TheraSense divisions of Abbott Laboratories; and Bayer Corporation, currently account for substantially all of the worldwide sales of self-monitored glucose testing systems. These competitors' products use a meter and disposable test strips to test blood obtained by pricking the finger or, in some cases, the forearm. In addition, other companies are developing or marketing minimally invasive or noninvasive glucose testing devices and technologies that could compete with our devices. There are also a number of academic and other institutions involved in various phases of our industry's technology development.

To date, the FDA has approved, for limited applications, three continuous monitors or sensors—two by Medtronic, the CGMS System Gold and Guardian System, and one by Cygnus, the GlucoWatch. All of these products have been approved for limited indications.

Only the Medtronic CGMS System Gold and the Cygnus GlucoWatch are currently in commercial use. However, Cygnus recently ceased operations and sold its remaining assets to Animas. Medtronic's CGMS system does not provide patients real-time blood glucose measurements, but rather stores these values for later retrieval by a healthcare professional to obtain historical trending information. Medtronic's Guardian System, which received FDA approval in February 2004, does not show real-time glucose measurements but rather has the capability to notify the patient when it detects dangerously high or low levels of blood glucose. In August 2004, Medtronic announced that it had filed a PMA supplement for a Guardian device that, if approved, will allow it to show real-time glucose measurements to patients.

A number of companies are developing next-generation real-time continuous glucose monitoring or sensing devices and technologies, including several companies that are developing non-invasive continuous glucose monitoring products to measure the patient's blood glucose level. Progress of others developing continuous glucose monitors is difficult to assess, but we know that TheraSense has submitted an approval application for a real-time continuous monitor or sensor to the FDA, and we believe that others will be submitted to the FDA before we can submit our first application for premarket approval. There can be no assurance when, if ever, any continuous monitor or sensor will be approved as a substitute for current glucose monitors or sensors.

Many of our competitors are either publicly traded or are divisions of publicly-traded companies, and they enjoy several competitive advantages, including:

  •
  significantly greater name recognition;

  •
  established relations with healthcare professionals, customers and third-party payors;

  •
  established distribution networks;

  •
  additional lines of products, and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;

  •
  greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory approval for products and marketing approved products; and

  •
  greater financial and human resources for product development, sales and marketing, and patent litigation.

As a result, we cannot assure you that we will be able to compete effectively against these companies or their products.

We believe that the principal competitive factors in our market include:

  •
  comfort and ease of use;

  •
  safe, reliable and high quality performance of products;

  •
  cost of products and eligibility for reimbursement;

  •
  customer service and support and comprehensive education for patients and diabetes care providers;

  •
  speed of product innovation and time to market;

  •
  effective sales, marketing and distribution;

  •
  regulatory expertise;

  •
  technological leadership and superiority; and

  •
  brand awareness and strong acceptance by healthcare professionals and patients.

Manufacturing

We manufacture our continuous glucose monitoring systems with components supplied by outside vendors and with parts manufactured by us internally. Key components that we manufacture internally include the electrodes and membranes for our short-term sensors, and our proprietary biointerface and sensing membranes for our long-term sensors. The remaining components and assemblies are purchased from outside vendors. We then assemble, test, package and ship the finished clinical trial sensors and receivers, which consist of a sensor, a radio-frequency transmitter and a receiver and, in the case of our short-term sensor, an insertion device.

We purchase certain components and materials from single sources due to quality considerations, costs or constraints resulting from regulatory requirements. Currently, those single sources are AMI Semiconductor, Inc., which produces the application specific integrated circuits used in our sensors and transmitters; Flextronics International Ltd., which assembles the printed circuit boards for our sensors and receivers; Quallion LLC, which produces the batteries for our third generation implantable long-term sensor and our short-term sensor; and Vita Needle, which manufactures the insertion needle for our short-term continuous glucose monitoring system. Generally, agreements with these and our other suppliers can be terminated by either party upon short notice. We may not be able to quickly establish additional or replacement suppliers for our single-source components, especially after our products are commercialized, in part because of the FDA approval process and because of the custom nature of the parts we designed. Any supply interruption from our vendors or failure to obtain alternate vendors for any of the components would limit our ability to manufacture our systems, and could have a material adverse effect on our business.

Our manufacturing facility is located in our headquarters in San Diego, California, where we have more than 3,500 square feet of laboratory space and approximately 3,000 square feet of class 100K clean rooms. This facility was approved for medical device manufacturing in July 2004 by the Food and Drug Branch of the State of California Department of Health Services. We have not been inspected by the FDA and will have to successfully complete an FDA inspection before we can ship any commercial products.

We believe that our current facility will be adequate to manufacture our products at least through the first year of commercial production. We currently have limited resources, facilities and experience to commercially manufacture our products. In order to produce our continuous glucose monitoring systems in the quantities we anticipate to meet market demand, we will need to increase our manufacturing capacity by a significant factor over the current level. There are technical challenges to increasing manufacturing capacity, including equipment design and automation, material procurement, problems with production yields, and quality control and assurance. Additionally, the production of our continuous glucose monitoring systems must occur in a highly controlled and clean environment to minimize particles and other yield- and quality-limiting contaminants. Developing commercial-scale manufacturing facilities will require the investment of substantial additional funds and the hiring and retaining of additional management and technical personnel who have the necessary manufacturing experience. We may not successfully complete any required increase in manufacturing capacity in a timely manner or at all. Even if our products receive regulatory approval, if we are unable to manufacture a sufficient supply of product, maintain control over expenses or otherwise adapt to anticipated growth, or if we underestimate growth, we may not have the capability to satisfy market demand and our business will suffer.

Intellectual Property

Protection of our intellectual property is a strategic priority for our business. We rely on a combination of patent, copyright and other intellectual property laws, trade secrets, nondisclosure agreements and other measures to protect our proprietary rights. As of December 31, 2004, we had obtained six issued U.S. patents, and had 40 additional U.S. patent applications pending. We believe it will take up to five years, and possibly longer, for these pending U.S. patent applications to result in issued patents. Our issued patents expire between 2006 and 2021. We have filed 20 foreign patent applications seeking rights corresponding to aspects of our issued U.S. patents and pending U.S. patent applications.

We also rely on licenses to use various patented technologies that are material to our business. In addition to our own patents, we have entered into an exclusive license agreement in the field of implantable devices for diabetes for nine U.S. patents that cover portions of the biointerface technologies used in our sensors. We do not own the patents that underlie these licenses. Our rights to use these technologies and employ the inventions claimed in the licensed patents are subject to our abiding by the terms of those licenses. In addition, we do not control the prosecution of the patents subject to this license or the strategy for determining when such patents should be enforced. As a result, we are largely dependent upon our licensor to determine the appropriate strategy for prosecuting and enforcing those patents.

Together, our patents, patent applications and exclusive licenses of patents protect aspects of our core membrane and sensor technologies, and our patent applications cover product concepts for continuous glucose monitoring. We believe that our patent and license position will provide us with sufficient rights to develop, sell and protect our proposed commercial products. However, our patent applications may not result in issued patents, and we cannot assure you that any patents that have issued or might issue will protect our intellectual property rights. Furthermore, we cannot assure you that all of our patents will be upheld. Any patents issued to us may be challenged by third parties as being invalid or unenforceable, or third parties may independently develop similar or competing technology that avoids our patents. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

The medical device industry in general, and the glucose testing sector of this industry in particular, are characterized by the existence of a large number of patents and frequent litigation based on assertions of patent infringement. We are aware of numerous patents issued to third parties that relate to aspects of our business, including the design and manufacture of continuous glucose monitoring sensors and membranes, as well as methods for continuous glucose monitoring. The owners of each of these patents could assert that the manufacture, use or sale of our continuous glucose monitoring systems infringes one or more claims of their patents. Each of these patents contains multiple claims, any one of which may be independently asserted against us on commercialization of our product. There may be patents of which we are presently unaware that relate to aspects of our technology that could materially and adversely affect our business. In addition, because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that materially and adversely affect our business.

Any adverse determination in litigation or interference proceedings to which we may become a party relating to patents could subject us to significant liabilities to third parties or require us to seek licenses from other third parties. Furthermore, if we are found to willfully infringe third-party patents, we could, in addition to other penalties, be required to pay treble damages. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. If we do not obtain necessary licenses, we may not be able to redesign our products to avoid infringement. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products, which would have a significant adverse impact on our business.

We also rely on trade secrets, technical know-how and continuing innovation to develop and maintain our competitive position. We seek to protect our proprietary information and other intellectual property by generally requiring our employees, consultants, contractors, outside scientific collaborators and other advisors to execute non-disclosure and assignment of invention agreements on commencement of their employment or engagement. Agreements with our employees also forbid them from bringing the proprietary rights of third parties to us. We also generally require confidentiality or material transfer agreements from third parties that receive our confidential data or materials. We cannot provide any assurance that employees and third parties will abide by the confidentiality or assignment terms of these agreements. Despite measures taken to protect our intellectual property, unauthorized parties might copy aspects of our products or obtain and use information that we regard as proprietary.

We do not currently have any registered trademarks. We recently filed for the registration of a trademark for the name "DexCom" but our application was rejected. If we cannot obtain a trademark registration for DexCom, we may have to change our company name or market our products under a different name, which could result in significant expense.

Government Regulation

Our products are medical devices subject to extensive and ongoing regulation by the Food and Drug Administration, or FDA, and regulatory bodies in other countries. The Federal Food, Drug and Cosmetic Act, or FDCA, and the FDA's implementing regulations govern product design and development, pre-clinical and clinical testing, premarket clearance or approval, product manufacturing, product labeling, product storage, advertising and promotion, product sales and distribution, and post-market clinical surveillance. We do not have the necessary regulatory approval to market our continuous glucose monitoring systems or any other products in the United States or in any foreign market.

FDA Regulation

Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or prior premarket approval, or PMA, from the FDA. The FDA classifies medical devices into one of three classes. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are subject to general controls such as labeling, premarket notification, and adherence to the FDA's Quality System Regulation, or QSR. Class II devices are subject to special controls such as performance standards, postmarket surveillance, FDA guidelines, as well as general controls. Some Class I and Class II devices are exempted by regulation from the premarket notification, or 510(k) clearance requirement or the requirement of compliance with the QSR. Devices are placed in Class III, which requires approval of a PMA application, if they are deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or to be "not substantially equivalent" either to a previously 510(k) cleared device or to a "preamendment" Class III device in commercial distribution before May 28, 1976 for which PMA applications have not been required. We believe our long and short-term continuous glucose monitoring systems will require premarket approval, which requires a demonstration of the safety and efficacy of the device, and is a more time-consuming and expensive process than a 510(k) clearance.

A PMA application must be supported by valid scientific evidence, which typically requires extensive data, including technical, pre-clinical, clinical, manufacturing and labeling data, to demonstrate to the FDA's satisfaction the safety and efficacy of the device. A PMA application also must include a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling. After a PMA application is submitted and found to be sufficiently complete, the FDA begins an in-depth review of the submitted information. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA generally will conduct a pre-approval inspection of the manufacturing facility to ensure compliance with QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures.

FDA review of a PMA application generally takes between one and three years, but may take significantly longer. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:

  •
  our systems may not be safe or effective to the FDA's satisfaction;

  •
  the data from our pre-clinical studies and clinical trials may be insufficient to support approval;

  •
  the manufacturing process or facilities we use may not meet applicable requirements; and

  •
  changes in FDA approval policies or adoption of new regulations may require additional data.

If the FDA evaluations of both the PMA application and the manufacturing facilities are favorable, the FDA will either issue an approval letter, or approvable letter, which usually contains a number of conditions which must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device for certain indications. If the FDA's evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. The PMA process can be expensive, uncertain and lengthy and a number of devices for which FDA approval has been sought by other companies have never been approved for marketing.

New PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling and device specifications, materials or design of a device that is approved through the PMA process. PMA approval supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application and may not require as extensive clinical data or the convening of an advisory panel.

Clinical trials are almost always required to support a PMA application and are sometimes required for a 510(k) clearance. These trials generally require submission of an application for an investigational device exemption, or IDE, to the FDA. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of patients, unless the product is deemed a non-significant risk device and eligible for more abbreviated IDE requirements. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate institutional review boards at the clinical trial sites. The FDA's approval of an IDE allows clinical testing to go forward, but does not bind the FDA to accept the results of the trial as sufficient to prove the product's safety and efficacy, even if the trial meets its intended success criteria. All clinical trials must be conducted in accordance with the FDA's IDE regulations which govern investigational device labeling, prohibit promotion, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with the FDA's regulations for institutional review board approval and for informed consent. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product. The commencement or completion of any of our clinical trials may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous reasons, including, but not limited to, the following:

  •
  the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

  •
  patients do not enroll in clinical trials at the rate we expect;

  •
  patients do not comply with trial protocols;

  •
  patient follow-up is not at the rate we expect;

  •
  patients experience adverse side effects;

  •
  patients die during a clinical trial, even though their death may not be related to our products;

  •
  institutional review boards and third-party clinical investigators may delay or reject our trial protocol;

  •
  third-party clinical investigators decline to participate in a trial or do not perform a trial on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices or other FDA requirements;

  •
  third-party organizations do not perform data collection and analysis in a timely or accurate manner;

  •
  regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;

  •
  changes in governmental regulations or administrative actions;

  •
  the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or efficacy; and

  •
  the FDA concludes that our trial design is inadequate to demonstrate safety and efficacy.

We expect to file a PMA application for our short-term continuous glucose monitoring system by the end of the first half of 2005, and for our second generation long-term continuous glucose monitoring system in 2006. Accordingly, we do not expect our short-term system to be approved for sale before 2006 at the earliest, and do not expect our long-term system to be approved for sale before 2007. Our clinical trials may not generate favorable data to support these PMA applications, and we may not be able to obtain such approvals on a timely basis, or at all. Delays in receipt of or failure to receive such approvals, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements would have a material adverse effect on our business, financial condition and results of operations. Even if granted, the approvals may include significant limitations on the intended use and indications for use for which our products may be marketed.

After a device is approved and placed in commercial distribution, numerous regulatory requirements apply. These include:

  •
  establishment registration and device listing;

  •
  QSR, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures;

  •
  labeling regulations, which prohibit the promotion of products for unapproved or "off-label" uses and impose other restrictions on labeling;

  •
  medical device reporting regulations, which require that manufacturers report to the FDA if a device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and

  •
  corrections and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health.

Also, the FDA may require us to conduct postmarket surveillance studies or order us to establish and maintain a system for tracking our products through the chain of distribution to the patient level. The FDA and the Food and Drug Branch of the California Department of Health Services enforce regulatory requirements by conducting periodic, unannounced inspections and market surveillance. Inspections may include the manufacturing facilities of our subcontractors.

Failure to comply with applicable regulatory requirements, including those applicable to the conduct of our clinical trials, can result in enforcement action by the FDA, which may lead to any of the following sanctions:

  •
  warning letters;

  •
  fines and civil penalties;

  •
  unanticipated expenditures;

  •
  delays in approving or refusal to approve our short-term continuous glucose monitoring system or other products;

  •
  withdrawal of FDA approval;

  •
  product recall or seizure;

  •
  interruption of production;

  •
  operating restrictions;

  •
  injunctions; and

  •
  criminal prosecution.

We and our contract manufacturers, specification developers, and some suppliers of components or device accessories, are also required to manufacture our products in compliance with current Good Manufacturing Practice, or GMP, requirements set forth in the QSR. The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation and servicing of marketed devices, and includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing, and record keeping. The FDA enforces the QSR through periodic unannounced inspections that may include the manufacturing facilities of our subcontractors. If the FDA believes we or any of our contract manufacturers or regulated suppliers is not in compliance with these requirements, it can shut down our manufacturing operations, require recall of our products, refuse to approve new marketing applications, institute legal proceedings to detain or seize products, enjoin future violations, or assess civil and criminal penalties against us or our officers or other employees. Any such action by the FDA would have a material adverse effect on our business. We cannot assure you that we will be able to comply with all applicable FDA regulations.

International Regulation

International sales of medical devices are subject to foreign government regulations, which may vary substantially from country to country. The time required to obtain approval in a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ. There is a trend towards harmonization of quality system standards among the European Union, United States, Canada and various other industrialized countries.

The primary regulatory environment in Europe is that of the European Union, which includes most of the major countries in Europe. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear the CE conformity marking, indicating that the device conforms to the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout Europe. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of self-assessment by the manufacturer and a third party assessment by a "Notified Body." This third party assessment may consist of an audit of the manufacturer's quality system and specific testing of the manufacturer's product. An assessment by a Notified Body of one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union. Outside of the European Union, regulatory approval needs to be sought on a country-by-country basis in order for us to market our products.

Third-Party Reimbursement

The availability of insurance coverage and reimbursement for newly approved medical devices is uncertain. In the United States, patients using existing single-point finger stick devices are generally reimbursed all or part of the product cost by Medicare or other third-party payors. The commercial success of our products in both domestic and international markets will be substantially dependent on whether third-party coverage and reimbursement is available for patients that use our products. Third-party coverage may be particularly difficult to obtain if our systems are not approved by the FDA as replacements for existing single-point finger stick devices. Medicare, Medicaid, health maintenance organizations and other third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new medical devices, and, as a result, they may not cover or provide adequate payment for our products. In order to obtain reimbursement arrangements, we may have to agree to a net sales price lower than the net sales price we might charge in other sales channels. The continuing efforts of government and third-party payors to contain or reduce the costs of healthcare may limit our revenue. Our initial dependence on the commercial success of our short-term continuous glucose monitoring system makes us particularly susceptible to any cost containment or reduction efforts. Accordingly, even if our short-term continuous glucose monitoring system or future products are approved for commercial sale, unless government and other third-party payors provide adequate coverage and reimbursement for our products, patients may not use them.

In some foreign markets, pricing and profitability of medical devices are subject to government control. In the United States, we expect that there will continue to be federal and state proposals for similar controls. Also, the trends toward managed healthcare in the United States and proposed legislation intended to reduce the cost of government insurance programs could significantly influence the purchase of healthcare services and products and may result in lower prices for our products or the exclusion of our products from reimbursement programs.

Advisory Boards

Clinical Advisory Board

We have established a clinical advisory board, consisting of individuals with recognized expertise in related fields. Our members advise us concerning product development and clinical trial design. Members of our clinical advisory board meet formally and informally with us. Several members of our clinical advisory board are employed by academic institutions and may have commitments to, or agreements with, other entities that may limit their availability to us. Members of our clinical advisory board may also serve as consultants to other medical product companies, including those that may be competitive with ours. The following persons are members of our clinical advisory board:

Name	Affiliation
Richard Bergenstal, M.D.	International Diabetes Center
Bruce Bode, M.D.	Atlanta Diabetes Associates
Patrick Boyle, M.D.	University of New Mexico
John Buse, M.D.	University of North Carolina
Steven Edelman, M.D.	University of California, San Diego
Satish Garg, M.D.	Barbara Davis Center
Lois Jovanovic, M.D.	Sansum Research Foundation
Christopher Saudek, M.D.	Johns Hopkins University
William Tamborlane, M.D.	Yale University

Scientific Advisory Board

We have established a scientific advisory board, consisting of individuals with recognized expertise in related fields. Our members advise us concerning technical approaches to product design and development. Members of our scientific advisory board meet formally and informally with us. Several members of our scientific advisory board are employed by academic institutions and may have commitments to, or agreements with, other entities that may limit their availability to us. Members of our scientific advisory board may also serve as consultants to other medical product companies, including those that may be competitive with ours. The following persons are members of our scientific advisory board:

Name	Affiliation
James M. Anderson, M.D., Ph.D.	Case Western University
Clark Colton, Ph.D.	Massachusetts Institute of Technology
Polly Matzinger, Ph.D.	National Institute of Health, Department of Immunology
Buddy D. Ratner, Ph.D.	University of Washington, Department of Bioengineering

Employees

As of December 31, 2004, we had 55 employees. Approximately 32 employees are engaged in research and development, 8 in manufacturing, 9 in clinical, regulatory and quality assurance, and 6 in general and administrative functions. None of our employees is represented by a labor union or is covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages and consider our employee relations to be good.

Facilities

We maintain our headquarters in San Diego, California in one leased facility of approximately 23,000 square feet, which includes our laboratory, research and development, manufacturing and general administration functions. The lease for this facility expires in 2010. We have the right to extend the term of this lease for one period of five years, and a right of first offer for an adjacent facility as space becomes available in that facility. We believe that our existing facility is adequate to meet our needs through at least 2006, and that suitable additional space will be available in the future on commercially reasonably terms as needed.

Legal Proceedings

We are not party to any material pending or threatened litigation.

MANAGEMENT

Directors and Executive Officers

The following table presents information regarding our directors and executive officers as of January 31, 2005.

Name	Age	Position
Andrew P. Rasdal	46	President, Chief Executive Officer and Director
Steven J. Kemper	49	Chief Financial Officer
James H. Brauker, Ph.D.	54	Vice President of Research and Development
Andrew K. Balo	57	Vice President of Clinical and Regulatory Affairs and Quality Systems
Mark Brister	43	Vice President, Advanced Development Teams
Donald L. Lucas(1)(3)	74	Chairman of the board of directors
Brent Ahrens(2)(3)	41	Director
Kim D. Blickenstaff(1)	52	Director
Sean Carney(1)(2)	35	Director
Donald A. Lucas(1)(2)	42	Director
Glen D. Nelson, M.D.(3)	67	Director
Jay S. Skyler, M.D(3)	57	Director

(1)Member of the Audit Committee.
(2)Member of the Compensation Committee.
(3)Member of the Nominating and Governance Committee.

Andrew P. Rasdal has served as our President and Chief Executive Officer and on our board of directors since January 2002. From April 2000 to December 2001, Mr. Rasdal served as Senior Vice President of Medtronic, Inc., a medical technology company, and as President of Medtronic, Inc., Vascular Division. From February 1999 to April 2000, Mr. Rasdal served as General Manager of Medtronic, Inc., Vascular Division. Mr. Rasdal received a B.S. from San Jose State University and an M.B.A. from the Kellogg Graduate School of Business, Northwestern University.

Steven J. Kemper has served as our Chief Financial Officer since March 2003. From November 2001 to March 2003, Mr. Kemper served as Chief Financial Officer and Treasurer of CryoGen, Inc., a medical technology company. From November 1999 to August 2001, Mr. Kemper served as Chief Financial Officer of Proflowers, Inc., an online flower company. From 1996 to March 2003, Mr. Kemper also served as President of Pacific Financial Consulting. Mr. Kemper received a B.A. from the University of California, San Diego, an M.B.A. from Loyola Marymount University and an M.S. from San Diego State University. Mr. Kemper is a licensed C.P.A.

James H. Brauker, Ph.D. has served as our Vice President of Research and Development since April 2000. From October 1999 to March 2000, Dr. Brauker served as a consultant to us. Dr. Brauker received a B.S. and an M.S. from Central Michigan University and a Ph.D. from Michigan State University.

Andrew K. Balo has served as our Vice President of Clinical and Regulatory Affairs and Quality Systems since February 2002. From June 1999 to February 2002, Mr. Balo served as Vice President, Regulatory and Clinical Affairs of Innercool Therapies, Inc., a medical technology company. Mr. Balo received a B.S. from the University of Maryland.

Mark Brister has served as our Vice President, Advanced Development Teams since May 2003. From February 1999 to May 2003, Mr. Brister served in various capacities, including Vice President, Research and Development, Vice President, Advanced Development Teams and Vice President, Peripheral Products of Medtronic, Inc., a medical technology company.

Donald L. Lucas has served as Chairman of our board of directors since September 2002 and as a director since May 2002. In 1960, Mr. Lucas began a seven-year participation, including acting as both a general partner and a limited partner, with Draper, Gaither & Anderson, the first venture capital firm organized on the West Coast in the United States. Since 1967, Mr. Lucas has been actively engaged in venture capital activities as a private individual. Mr. Lucas currently serves as a director of Cadence Design Systems, Inc., Macromedia, Inc., Oracle Corporation, PDF Solutions, Inc. and 51job, Inc. Mr. Lucas also serves as a director for several privately held companies. Mr. Lucas received a B.A. from Stanford University and an M.B.A. from the Stanford Graduate School of Business. Mr. Lucas is also trustee of Santa Clara University and Chairman Emeritus of the Stanford Institute for Economic Policy Research.

Brent Ahrens has served on our board of directors since December 2000. Mr. Ahrens is currently a General Partner of Canaan Partners, a venture capital firm, and has served in various capacities at Canaan Partners since July 1999. Mr. Ahrens received a B.S. and an M.S. from the University of Dayton and an M.B.A. from the Amos Tuck School of Business at Dartmouth College.

Kim D. Blickenstaff has served on our board of directors since June 2001. Mr. Blickenstaff is the co-founder of Biosite Incorporated, a medical technology company, and since April 1988 has served as its President, Chief Executive Officer and director. Mr. Blickenstaff received a B.A. and an M.B.A. from Loyola University.

Sean Carney has served on our board of directors since December 2004. Since 1996, Mr. Carney has been employed by Warburg Pincus LLC, a private equity firm, and has served as a Managing Director of Warburg Pincus LLC and General Partner of Warburg Pincus & Co. since January 2001. Mr. Carney also serves as a director of Arch Capital Group Ltd. Mr. Carney received an A.B. from Harvard College and an M.B.A. from Harvard Business School.

Donald A. Lucas has served on our board of directors since May 2002. Mr. Lucas is the Founding Managing Director of RWI Group, a venture capital firm founded in 1995. Mr. Lucas also serves as a Director of KhiMetrics, Inc. and the Silicon Valley Chapter of the Juvenile Diabetes Research Foundation. Mr. Lucas received a B.A. from Santa Clara University. Mr. Lucas is also a member of the University of California, San Francisco, Diabetes Center Leadership Council.

Glen D. Nelson, M.D. has served on our board of directors since October 2002. Since 2002, Dr. Nelson has served as Chairman of GDN Holdings, LLC, an aviation, health services and medical device company. From 1988 to 2002, Dr. Nelson served as Vice Chairman of Medtronic, Inc., a medical device company. Dr. Nelson also serves as a director of The St. Paul Travelers Companies, Inc. and Angiotech Pharmaceuticals, Inc. Dr. Nelson received a B.A. from Harvard University and an M.D. from the University of Minnesota.

Jay S. Skyler, M.D. has served on our board of directors since September 2002. Dr. Skyler is a Professor of Medicine, Pediatrics and Psychology and the Director of the General Clinical Research Center at the University of Miami in Florida, where he has been employed since 1976. Dr. Skyler also serves as the Chairman of the Planning Committee of the Clinical Research Institute, University of Miami Miller School of Medicine and as Study Chairman for the National Institute of Diabetes & Digestive & Kidney Diseases of the Type 1 Diabetes TrialNet clinical trial network. Dr. Skyler also serves as a director of Amylin Pharmaceuticals, Inc. and Precision Medical Devices, Inc. Dr. Skyler received a B.S. from Pennsylvania State University and an M.D. from Jefferson Medical College.

Each of our executive officers will serve in his office until he resigns or is removed from office. Donald A. Lucas is the son of Donald L. Lucas. With the exception of such relationship, there are no family relationships among any of our directors and executive officers.

Board of Directors Composition

Our charter documents authorize up to nine directors. We currently have eight directors. Our current directors were elected pursuant to voting provisions contained in a voting agreement that we entered into with certain holders of our common stock and preferred stock. Upon the closing of this offering, the voting agreement will be terminated and none of our stockholders will have any special rights regarding board representation.

Upon the consummation of this offering, we will file our restated certificate of incorporation. The restated certificate of incorporation will divide our board of directors into three classes, each with staggered three-year terms:

  •
  Class I directors, whose initial term will expire at the annual meeting of stockholders expected to be held in 2006;

  •
  Class II directors, whose initial term will expire at the annual meeting of stockholders expected to be held in 2007; and

  •
  Class III directors, whose initial term will expire at the annual meeting of stockholders expected to be held in 2008.

At each annual meeting of stockholders after the initial classification, the successors to directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following election. Upon the consummation of this offering, the Class I directors will consist of             ,              and             ; the Class II directors will consist of             ,              and             ; and the Class III directors will consist of             and             . As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

In addition, we intend to amend our bylaws upon the consummation of this offering to provide that only the board of directors may fill vacancies on the board of directors until the next annual meeting of stockholders. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

This classification of the board of directors and the provisions described above may have the effect of delaying or preventing changes in our control or management. See "Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions."

Committee Composition

Our board of directors has established three standing committees: the audit committee, the compensation committee and the nominating and governance committee.

Audit Committee.    The audit committee reviews and evaluates our financial statements, accounting practices and our internal accounting procedures, selects and engages the appointment of our independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors. The members of our audit committee are Kim Blickenstaff, Sean Carney, Donald A. Lucas and Donald L. Lucas, each of whom we believe will satisfy the independence requirements of the NASDAQ National Market and the SEC.

Compensation Committee.    The compensation committee reviews and makes recommendations to our board of directors regarding the compensation and benefits of our officers and directors, administers our equity compensation and employee benefits plans and reviews our general policies relating to compensation and benefits. The members of our compensation committee are Brent Ahrens, Sean Carney and Donald A. Lucas, each of whom we believe will satisfy the independence requirements of the NASDAQ National Market. Each member of this committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986.

Nominating and Governance Committee.    The nominating and governance committee makes recommendations to our board of directors concerning candidates for election to our board of directors and other corporate governance matters. The members of our nominating and governance committee are Brent Ahrens, Donald L. Lucas, Glen Nelson and Jay Skyler, each of whom we believe will satisfy the independence requirements of the NASDAQ National Market.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or our compensation committee.

Mr. Ahrens, one of our directors, is a General Partner of Canaan Partners. Entities associated with Canaan Partners purchased 2,158,152 shares of our Series C preferred stock in May 2002 and 561,240 shares of our Series D preferred stock in December 2004. Entities associated with Canaan Partners collectively represent approximately 15.4% of our outstanding capital stock as of December 31, 2004. Mr. Ahrens disclaims beneficial ownership of all shares held by entities associated with Canaan Partners.

Mr. Carney, one of our directors, is a Managing Director of Warburg Pincus LLC and General Partner of Warburg Pincus & Co. Entities associated with Warburg Pincus Private Equity VIII, L.P. purchased 5,384,928 shares of our Series D preferred stock in December 2004. Entities associated with Warburg Pincus Private Equity VIII, L.P. collectively represent 13.4% of our outstanding capital stock as of December 31, 2004. Mr. Carney disclaims beneficial ownership of all shares owned by the Warburg Pincus entities.

Director Compensation

In March 2004, each of Kim Blickenstaff, Donald L. Lucas, Glen Nelson and Jay Skyler received an option to purchase 25,000 shares of our common stock at an exercise price of $0.25 per share. Each option vests ratably over a 48-month period and has a 10-year term.

Upon the consummation of this offering, each of our non-employee directors will receive an option to purchase shares of our common stock at the initial public offering price, and Donald L. Lucas will receive an option to purchase              additional shares of our common stock as Chairman of the

Board of Directors. None of our employee directors have received cash compensation for their services as directors. Following this offering, each non-employee director will receive an annual retainer of $           plus $         per meeting and $         per telephone meeting of the Board and committees on which they serve. The Chairman of the Board and the Chairman of the Audit Committee will also receive additional annual retainers of $             and $             , respectively. All of our directors, including our non-employee directors, are reimbursed for their reasonable expenses in attending board of directors and board of directors committee meetings.

Each eligible non-employee director who first becomes a member of our board of directors after the completion of this offering will be granted an option to purchase               shares of our common stock. Following each annual meeting of our stockholders, each non-employee director that continues as a non-employee director will automatically be granted an additional option to purchase              shares of our common stock and the Chairman of the Board will be granted an additional option to purchase               shares of our common stock. Each option has or will have an exercise price equal to the fair market value of our common stock on the date of grant and will have a    -year term and will terminate three months following the date the director ceases to be one of our directors for any reason other than death or disability, and 12 months or six months following that date if the termination is due to death or disability, respectively. We expect that all options granted under the plan will vest ratably over a                    period.

Executive Compensation

The following table presents compensation information for the year ended December 31, 2004 for our chief executive officer and each of our four other most highly compensated executive officers whose salary and bonus for 2004 was more than $100,000. We refer to these five executive officers as our named executive officers elsewhere in this prospectus.

Summary Compensation Table

		Long-term Compensation Awards
	2004 Annual Compensation
Name and Principal Position		Securities Underlying Options	All Other Compensation(1)
	Salary
Andrew P. Rasdal President and Chief Executive Officer	$323,400	822,000	$9,819
Steven J. Kemper Chief Financial Officer	212,635	139,631	9,682
Andrew K. Balo Vice President of Clinical and Regulatory Affairs and Quality Systems	202,250	225,275	9,644
James H. Brauker Vice President of Research and Development	202,250	139,631	6,760
Mark Brister Vice President, Advanced Development Teams	195,325	232,206	9,641

(1)Represents life insurance and health insurance benefits.

Option Grants in Last Fiscal Year

The following table presents information regarding grants of stock options during the year ended December 31, 2004 to the named executive officers. We granted these options to the named executive officers under our 1999 stock option plan. These options either vest as to 25% of the shares on the first anniversary of the date of grant with the remainder vesting ratably over a 36-month period thereafter or vest ratably over a 48-month period. Some of these options become exercisable as they vest, and others are exercisable in advance of vesting, with unvested shares subject to a right of repurchase by us at the exercise price. All of the options listed on the following table expire ten years after the date of grant and were granted at an exercise price equal to the fair market value of our common stock as determined by our board of directors on the date of grant. The percentage of total options granted to employees in 2004 is based on options to purchase a total of 2,898,504 shares of our common stock granted in 2004.

The potential realizable values identified below are calculated based on an assumed initial public offering price of $             per share, the midpoint of the range on the front cover of this prospectus, compounded at the annual 5% or 10% rate shown in the table until the expiration of the option, less the per share exercise price, multiplied by the number of shares issuable upon exercise of the option. The 5% and 10% assumed annual rates of stock price appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock.

2004 Option Grants

Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2004
Name			Exercise Price Per Share	Expiration Date
					5%	10%
Andrew P. Rasdal	156,000 300,000 366,000	5.4 10.4 12.6%	$0.25 0.25 1.20	2/9/2014 3/10/2014 12/24/2014	$	$
Steven J. Kemper	41,109 98,522	1.4 3.4	0.25 1.20	2/9/2014 12/24/2014
Andrew K. Balo	30,832 194,443	1.1 6.7	0.25 1.20	2/9/2014 12/24/2014
James H. Brauker	41,109 98,522	1.4 3.4	0.25 1.20	2/9/2014 12/24/2014
Mark Brister	30,000 202,206	1.0 7.0	0.25 1.20	2/9/2014 12/24/2014

Aggregate Option Exercises in 2004 and Year-End Option Values

The following table sets forth certain information regarding unexercised options held as of December 31, 2004, by each of the named executive officers. These values have been calculated based on the assumed initial public offering price of $              per share, the midpoint of the range on the front cover of the prospectus, less the applicable exercise price per share, multiplied by the number of shares issued or issuable, as the case may be, on the exercise of the option. All options were granted under our 1999 stock option plan. None of the named executive officers exercised any stock options during the year ended December 31, 2004.

2004 Year-End Option Values

	Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004
Name
	Exercisable(1)	Unexercisable	Exercisable	Unexercisable
Andrew P. Rasdal	1,635,750	486,250
Steven J. Kemper	351,995	130,211
Andrew K. Balo	146,298	335,908
James H. Brauker	190,897	237,142
Mark Brister	69,375	412,831

(1)Includes options for an aggregrate of 1,600,000 shares, 342,575 shares, 100,000 shares and 100,000 shares for Mr. Rasdal, Mr. Kemper, Mr. Balo and Dr. Brauker, respectively, that are immediately exercisable, and, when and if exercised, will be subject to a repurchase right held by us, which right lapses in accordance with the respective vesting schedules for such options.

Employment, Severance and Change of Control Arrangements

In January 2005, we entered into a restated letter agreement with Mr. Rasdal. Under the letter agreement, in the event we terminate Mr. Rasdal's employment without cause or he is constructively terminated, he will receive 12 months salary as severance.

In January 2005, we entered into a restated executive change of control agreement with Mr. Rasdal. Under this agreement, if a change of control occurs and either (1) Mr. Rasdal is serving as an employee, director or consultant of ours immediately prior to the effective date of the change of control or (2) Mr. Rasdal's service as an employee, director or consultant has been terminated without cause in the period of time beginning 90 days prior to the earlier of (a) the execution of a letter of intent relating to the change of control or (b) the execution of a definitive agreement with respect to the change of control and ending upon the effective date of the change of control; in either case, provided that the change of control with the party to the letter of intent or definitive agreement is consummated within two years following such execution, then the vesting and exercisability of the shares of our common stock subject to each option granted to Mr. Rasdal shall be accelerated in full and any reacquisition or repurchase rights held by us with respect to such shares shall lapse in full.

The following options to purchase our common stock are subject to the provisions of the executive change of control agreement:

Grant Date	Shares of Common Stock Subject to Option	Vesting Schedule
December 12, 2001	1,000,000	Vests as to 25% of the shares on the first anniversary of the date of grant with the remainder vesting ratably over a 36-month period thereafter.
December 12, 2001	300,000	Vests as to 25% of the shares on the first anniversary of the date of grant with the remainder vesting ratably over a 36-month period thereafter.
February 10, 2004	156,000	Vests as to 25% of the shares on the first anniversary of the vesting commencement date with the remainder vesting ratably over a 36-month period thereafter.
March 11, 2004	300,000	Vests ratably over a 48-month period.
December 24, 2004	366,000	Vests as to 25% of the shares on the first anniversary of the date of grant with the remainder vesting ratably over a 36-month period thereafter.

We have also entered into change of control arrangements with Mr. Balo, Dr. Brauker, Mr. Brister and Mr. Kemper that provide that in the event of a change of control and in connection with, or 12 months following, the change of control, we terminate their employment without cause or constructively terminate Mr. Balo, Dr. Brauker, Mr. Brister or Mr. Kemper, all unvested shares of our common stock subject to all options granted to such terminated individual will fully vest. We have also agreed that in the event we terminate Mr. Balo, Dr. Brauker, Mr. Brister or Mr. Kemper's employment without cause, such terminated individual will receive six months salary as severance. In each case, our obligation to make any severance payments is expressly conditioned upon such terminated individual's execution and delivery of a general release and waiver of all claims.

Employee Benefit Plans and Option Grants

1999 Stock Option Plan

Our board of directors adopted, and our stockholders approved, our 1999 stock option plan in August 1999. As of December 31, 2004, options to purchase 6,706,237 shares of our common stock were outstanding under our 1999 stock option plan. The options outstanding under the plan had a weighted average exercise price of $0.46 per share. Our employees, consultants and directors were eligible to receive awards under the 1999 stock option plan. Our 1999 stock option plan will terminate upon the effective date of our 2005 equity incentive plan. However, any outstanding options granted under our 1999 stock option plan will remain outstanding and subject to our 1999 stock option plan and related stock option agreements until they are exercised or until they terminate or expire by their terms.

Our 1999 stock option plan is administered by the compensation committee of our board of directors, each member of which is an outside director as defined under applicable federal tax laws. Our compensation committee has the authority to interpret this plan and any agreement entered into under the plan, grant awards and make all other determinations for the administration of the plan.

With respect to stock options, our 1999 stock option plan provides for the grant of both incentive stock options that qualify for favorable tax treatment under Section 422 of the Internal Revenue Code for their recipients and nonqualified stock options. Incentive stock options may be granted only to our employees or employees of any of our subsidiaries. Nonqualified stock options may be granted to our employees, officers, directors, consultants, independent contractors and advisors and those of any of our subsidiaries. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. Nonqualified stock options are granted with an exercise price at least equal to the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 1999 stock option plan is ten years.

In the event of a change in control, this plan provides that options held by current employees, directors and consultants that are not assumed or substituted, will immediately vest in full and become exercisable prior to such change in control and all options shall expire on the consummation of the change in control.

2005 Equity Incentive Plan

Our board of directors adopted our 2005 equity incentive plan in January 2005. The 2005 equity incentive plan will serve as the successor to our 1999 stock option plan. Subject to approval by our stockholders, which we anticipate in February 2005, the 2005 equity incentive plan will become effective on the date of our initial public offering and will terminate in February 2010, unless terminated earlier by our board. The plan will authorize the award of options, restricted stock awards, stock appreciation rights, restricted stock units and stock bonuses. No awards have been granted under this plan.

Our 2005 equity incentive plan will be administered by the compensation committee of our board of directors, each member of which is an outside director as defined under applicable federal tax laws. Our compensation committee has the authority to interpret this plan and any agreement entered into under the plan, grant awards and make all other determinations for the administration of the plan.

With respect to stock options, our 2005 equity incentive plan provides for the grant of both incentive stock options that qualify for favorable tax treatment under Section 422 of the Internal Revenue Code for their recipients and nonqualified stock options. Incentive stock options may be granted only to our employees or employees of any of our subsidiaries. Nonqualified stock options, and all awards other than incentive stock options, may be granted to our employees, officers, directors, consultants, independent contractors and advisors and those of any of our subsidiaries. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. Nonqualified stock options and restricted stock generally will, but need not, be granted with an exercise price at least equal to the fair market value of our common stock on the date of grant. The maximum permitted term of options granted under our 2005 equity incentive plan is ten years. Automatic grants of stock options to our non-employee directors are provided for under this plan as described above under "Director Compensation."

A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions. The price of a restricted stock award will be determined by the compensation committee. Unless otherwise determined by the compensation committee at the time of award, vesting ceases on the date the participant no longer provides services to us and unvested shares are forfeited to us.

Stock bonuses are granted as additional compensation for performance, and therefore, are not issued in exchange for cash.

Stock appreciation rights provide for a payment, or payments, in cash or shares of common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise over the stated exercise price up to a maximum amount of cash or number of shares. Stock appreciation rights may vest based on time or achievement of performance conditions.

Restricted stock units represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right due to termination of employment or failure to achieve certain performance conditions. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit agreement, we will deliver to the holder of the restricted stock unit whole shares of our common stock, cash or a combination of our common stock and cash.

Awards granted under this plan generally may not be transferred in any manner other than by will or by the laws of descent and distribution. Our compensation committee, however, may permit nonqualified stock options to be transferred by domestic relations order or, in limited circumstances, by gift. In the event of a liquidation, dissolution or change in control transaction, except for options granted to non-employee directors, awards may be assumed or substituted by the successor company. Awards that are not assumed or substituted will immediately vest as to 100% of the common stock shares subject thereto, at such time and on such conditions as our board of directors shall determine, and the awards will expire at the time of liquidation, dissolution or closing of the change in control transaction.

There will be 6,000,000 shares of our common stock reserved for issuance under our 2005 equity incentive plan, which will include the shares of our common stock reserved under our 1999 stock option plan that were not already issued, or subject to outstanding grants, on the date of our initial public offering. The number of shares reserved for issuance under this plan will automatically be increased by any shares issued under our 1999 stock option plan and outstanding on the effective date of this registration statement that are forfeited or that are issuable upon exercise of options granted pursuant to our 1999 stock option plan that expire without having been exercised in full.

In addition, under the terms of our 2005 equity incentive plan, the number of shares of our common stock reserved for grant and issuance under the plan will increase automatically on January 1 of each of the years starting from 2006 through 2009 by an amount equal to the lesser of 3% of our total issued and outstanding shares as of the immediately preceding December 31st or the number of shares determined by our board of directors. Our board of directors or compensation committee may reduce the amount of any increase in any particular year.

Shares available for grant and issuance under our 2005 equity incentive plan include:

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  shares of our common stock issuable upon exercise of an option or stock appreciation right granted under this plan that is terminated or cancelled before the option or stock appreciation right is exercised;

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  shares of our common stock subject to awards granted but forfeited or repurchased by us at the original issue price; and

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  shares of our common stock subject to awards granted under this plan that otherwise terminate without shares being issued.

During any calendar year, no person will be eligible to receive more than 500,000 shares, or, in the case of new employees during their first fiscal year of employment, 1,500,000 shares under our 2005 equity incentive plan.

2005 Employee Stock Purchase Plan

We anticipate our board of directors adopting, and our stockholders approving, our 2005 employee stock purchase plan in February 2005. Assuming adoption and approval the 2005 employee stock purchase plan will become effective on the date of our initial public offering and is designed to enable eligible employees to purchase shares of our common stock at a discount on a periodic basis following the date of this prospectus. Our compensation committee administers the 2005 employee stock purchase plan. Our employees generally are eligible to participate in this plan if they are employed by us, or a subsidiary of ours that we designate, for more than 20 hours per week, more than five months in a calendar year and for at least three months prior to the first day of an offering period. Our employees are not eligible to participate in our 2005 employee stock purchase plan if they are 5% stockholders or would become 5% stockholders as a result of their participation in the plan. Under the 2005 employee stock purchase plan, eligible employees acquire shares of our common stock through payroll deductions, or, in the case of the first offering period, through cash payments on each purchase date within such period. Our eligible employees may select a rate of payroll deduction between 1% and 10% of their cash compensation. For the first offering period, employees will be automatically granted an option based on 10% of their cash compensation during the first offering period. An employee's participation in this plan will end automatically upon termination of employment for any reason. In the event of a change of control transaction, this plan will terminate upon the effective date of such transaction and any funds in a participant's account as of such date will be used to purchase shares of our common stock on such date, unless otherwise provided by our compensation committee.

No participant will be able to accrue the right to purchase shares having a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which the employee participates in the 2005 employee stock purchase plan. Except for the first offering period, each offering period will be for one year and will consist of two six-month purchase periods. The first offering period will begin on the date this registration statement is declared effective by the SEC and shall end on July 31, 2006, and may consist of up to three purchase periods. The purchase periods in the first offering period may be each more or less than six months long. Subsequently, the offering periods will begin on February 1 and August 1 of each year commencing with August 1, 2005. The purchase price for shares of our common stock purchased under the 2005 employee stock purchase plan will be 85% of the lesser of the fair market value of our common stock on the first day of the applicable offering period or the fair market value of our common stock on the last day of the applicable purchase period. Our compensation committee has the power to change the starting date of any later offering period, the purchase date of a purchase period and the duration of any offering period or purchase period without stockholder approval if this change is announced before the relevant offering period or other time period. Our 2005 employee stock purchase plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code.

We have reserved 300,000 shares of our common stock for issuance under the 2005 employee stock purchase plan. The number of shares reserved for issuance under the plan will increase automatically on January 1 of each year, starting in 2006, by an amount equal to 1% of our total outstanding shares as of the immediately preceding December 31. Our board of directors or compensation committee may reduce the amount of the increase in any particular year. The 2005 employee stock purchase plan will terminate ten years after its adoption by our board of directors, unless it is terminated earlier by our board of directors or when all of the shares reserved for issuance under this plan have been issued.

401(k) Plan

We sponsor a retirement plan intended to qualify for the favorable tax treatment afforded under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended, or the Code. Employees who have attained at least 18 years of age are generally eligible to become participants in the plan on the first day of the calendar month coinciding with or next following the date they become employed by us. Participants may make pre-tax contributions to the plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. Participants may also make after-tax contributions subject to the statutory limit on annual additions to defined contribution plans and applicable nondiscrimination tests under the Code. We currently make no company contributions on behalf of participants to the plan, but can do so in our discretion. Pre-tax contributions by participants to the plan and the income earned on such contributions are generally not taxable to participants until withdrawn. The income earned on after-tax contributions made by participants to the plan is generally not taxable to participants until withdrawn. Participant contributions are held in trust as required by law. Each participant's retirement benefit under the plan is determined solely on the basis of contributions made on such participant's behalf and earnings thereon. No minimum benefit is provided under the plan.

Indemnification of Directors and Officers and Limitation of Liability

Our restated certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages resulting from breach of fiduciary duty as directors, except for liability:

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  for any breach of the director's duty of loyalty to us or our stockholders;

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  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

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  under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

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  for any transaction from which the director derived an improper personal benefit.

These provisions are permitted under Delaware law.

Our amended and restated bylaws provide that:

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  we must indemnify our directors and executive officers to the fullest extent permitted by Delaware law, subject to very limited exceptions;

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  we may indemnify our other employees and agents as permitted by Delaware law;

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  we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions; and

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  the rights conferred in the bylaws are not exclusive.

These provisions are permitted under Delaware law.

Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our current directors and executive officers to provide additional contractual assurances regarding the scope of the indemnification provided for in our restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Presently, there is no pending litigation or proceeding involving any of our directors, executive officers or employees for which indemnification is sought.

We have liability insurance for our directors and officers, including coverage for public securities matters.

RELATED PARTY TRANSACTIONS

Preferred Stock Financings

In May and June of 2002, we sold an aggregate of 12,790,870 shares of our Series C preferred stock at $2.30 per share for an aggregate purchase price of $29.4 million. In December 2004, we sold an aggregate of 8,355,886 shares of our Series D preferred stock at $2.69 per share for an aggregate purchase price of $22.5 million. Each share of preferred stock will convert automatically into one share of our common stock upon the closing of this offering. The purchasers of these shares of preferred stock are entitled to certain registration rights. See "Description of Capital Stock—Registration Rights." The investors in these financings included the directors and holders of more than 5% of our outstanding stock identified in the table below. The terms of these purchases were the same as those made available to unaffiliated purchasers.

Investor	Series C Preferred Stock	Series D Preferred Stock
Directors
Kim Blickenstaff	108,696	—
Donald A. Lucas		22,368
Donald L. Lucas		65,298
Glen Nelson	—	37,137
Jay Skyler	—	37,137
5% Stockholders
Entities affiliated with Canaan Partners(1)	2,158,152	561,240
Entities affiliated with RWI Group(2)		233,137
Entities affiliated with St. Paul Venture Capital	1,726,087	892,487

    (1)Brent Ahrens, one of our directors, is a General Partner of Canaan Partners.

    (2)Donald A. Lucas, one of our directors, is a Founding Managing Director of RWI Group.

Other Arrangements

In the year ended December 31, 2002, we paid Windamere Venture Partners $285,563 to perform management services. Windamere Venture Partners is controlled by St. Paul Venture Capital, its sole limited partner. St. Paul Venture Capital was a holder of approximately 23.4% of our common stock as of December 31, 2004.

PRINCIPAL STOCKHOLDERS

The following table presents information as to the beneficial ownership of our common stock as of December 31, 2004 and as adjusted to reflect the sale of the common stock in this offering by:

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  each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

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  each of our directors;

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  each named executive officer; and

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  all executive officers and directors as a group.

The percentage of shares beneficially owned prior to the offering is based on 40,097,491 shares of common stock outstanding as of December 31, 2004, assuming that all outstanding preferred stock has been converted into common stock. The percentage of shares beneficially owned after this offering includes shares of common stock being offered but does not include the shares that are subject to the underwriters' over-allotment option. Percentage ownership figures after the offering do not include shares that may be purchased by each person in this offering.

Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Unless indicated above, the persons and entities named below have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of December 31, 2004 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address for each listed stockholder is c/o DexCom, Inc., 5555 Oberlin Drive, San Diego, California, 92121.

		Percentage of Shares Outstanding
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Before Offering	After Offering
Directors and Named Executive Officers
Brent Ahrens(1)	6,187,275	15.4%		%
Andrew Balo(2)	187,457	*
Kim Blickenstaff(3)	233,696	*
James H. Brauker(4)	283,277	*
Mark Brister(5)	71,250	*
Sean Carney(6)	5,384,928	13.4
Steven J. Kemper(7)	354,565	*
Donald A. Lucas(8)	2,342,460	5.8
Donald L. Lucas(9)	2,194,629	5.4
Glen D. Nelson(10)	162,137	*
Andrew P. Rasdal(11)	1,635,750	3.9
Jay S. Skyler(12)	162,137	*
All 12 directors and executive officers as a group(13)	19,199,561	44.4

All 5% Stockholders
Entities affiliated with The St. Paul Travelers Companies, Inc.(14)	9,370,603	23.4
Entities affiliated with Canaan Partners(1)	6,187,275	15.4
Entities affiliated with Warburg Pincus Private Equity VIII, L.P.(6)	5,384,928	13.4
Entities affiliated with The Kaufmann Fund(15)	2,770,246	6.9
Entities affiliated with RWI Group(8)	2,342,460	5.8

*Represents less than 1% of the outstanding shares of our common stock.

(1)Represents 4,052,665 shares held by Canaan Equity II L.P., 1,812,872 shares held by Canaan Equity II L.P. (QP) and 321,738 shares held by Canaan Equity II Entrepreneurs LLC. Mr. Ahrens is a General Partner of Canaan Partners, which is the General Partner of Canaan Equity II L.P., Canaan Equity II L.P. (QP) and Canaan Equity II Entrepreneurs LLC. As a General Partner, Mr. Ahrens shares voting and investment power of the shares held by the entities affiliated with Canaan Partners. Mr. Ahrens disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the named funds. Mr. Ahren's address is c/o Canaan Partners, 2765 Sand Hill Road, Menlo Park, CA 94025

(2)Represents options to purchase 187,457 shares of our common stock that are exercisable within 60 days of December 31, 2004, 25,000 of which would, if they had been exercised, be subject to our right of repurchase within 60 days of December 31, 2004.

(3)Includes options to purchase 125,000 shares of our common stock that are exercisable within 60 days of December 31, 2004, 59,271 of which would, if they had been exercised, be subject to our right of repurchase within 60 days of December 31, 2004.

(4)Includes options to purchase 229,110 shares of our common stock that are exercisable within 60 days of December 31, 2004, 25,000 of which would, if they had been exercised, be subject to our right of repurchase within 60 days of December 31, 2004.

(5)Includes options to purchase 71,250 shares of our common stock that are exercisable within 60 days of December 31, 2004, none of which would, if they had been exercised, be subject to our right of repurchase within 60 days of December 31, 2004.

(6)Represents 5,384,928 shares held by Warburg Pincus Private Equity VIII, L.P., including two affiliated limited partnerships. Warburg Pincus & Co. is the sole general partner of Warburg Pincus Private Equity VIII, L.P. Warburg Pincus Private Equity VIII, L.P. is managed by Warburg Pincus LLC. Mr. Carney is a partner of Warburg Pincus & Co. and a managing director and member of Warburg Pincus LLC. As a managing director of Warburg Pincus LLC, Mr. Carney shares voting and investing power over the shares held by Warburg Pincus Private Equity VIII, L.P. All shares indicated as owned by Mr. Carney are included because of his affiliation with the Warburg Pincus entities. Mr. Carney disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. Mr. Carney's address is 466 Lexington Avenue, New York, NY 10017.

(7)Includes options to purchase 354,565 shares of our common stock that are exercisable within 60 days of December 31, 2004, 256,931 of which would, if they had been exercised, be subject to our right of repurchase within 60 days of December 31, 2004.

(8)Represents 243,294 shares held by RWI Group III, L.P., 1,946,364 shares held by RWI Group IV, L.P. and 152,802 shares held by Pronghorn Ventures IV, LLC. Mr. Lucas is the founding managing director of the RWI Group. As a Founding Managing Director of RWI Group, Mr. Lucas shares voting and investment power of the shares held by the RWI Group affiliates. Mr. Lucas disclaims beneficial ownership of the shares held by RWI Group III, L.P., RWI Group IV, L.P. and Pronghorn Ventures IV, LLC, except to the extent of his pecuniary interest in the named funds. Mr. Lucas' address is c/o RWI Group, 835 Page Mill Road, Palo Alto, CA 94304-1011.

(9)Represents 232,289 shares held by Sand Hill Financial Company, 239,157 shares held by The Richard M. Lucas Foundation, 919,868 shares held by Teton Capital Company, 478,315 shares held by various trusts in which Mr. Lucas is a trustee and options to purchase 325,000 shares of our common stock that are exercisable within 60 days of December 31, 2004, 169,271 of which would, if they were exercised, be subject to our right of repurchase within 60 days of December 31, 2004. Mr. Lucas disclaims beneficial ownership of the shares held in the various trusts in which he is a trustee, except to the extent that he is the beneficiary of any of such trusts. Mr. Lucas disclaims beneficial ownership of the shares held by Sand Hill Financial Company, Teton Capital Company and The Richard M. Lucas Foundation, except to the extent of his pecuniary interest in the named funds. Mr. Lucas' address is c/o Sand Hill Financial Company, 3000 Sand Hill Road, Building 3-210, Menlo Park, CA 94025.

(10)Includes options to purchase 125,000 shares of our common stock that are exercisable within 60 days of December 31, 2004, 69,271 of which would, if they had been exercised, be subject to our right of repurchase within 60 days of December 31, 2004. Mr. Nelson's address is c/o GDN Holdings, LLC, 301 Carlson Parkway, #315, Minnetonka, MN 55305.

(11)Includes options to purchase 1,635,750 shares of our common stock that are exercisable within 60 days of December 31, 2004, 556,250 of which would, if they had been exercised, be subject to our right of repurchase within 60 days of December 31, 2004.

(12)Includes options to purchase 125,000 shares of our common stock that are exercisable within 60 days of December 31, 2004, 69,271 of which would, if they had been exercised, be subject to our right of repurchase within 60 days of December 31, 2004.

(13)Shares beneficially owned by all executive officers and directors as a group includes options to purchase 3,178,132 shares of our common stock that are exercisable within 60 days of December 31, 2004, 1,230,265 of which would, if they had been exercised, be subject to our right of repurchase within 60 days of December 31, 2004.

(14)Represents 3,266,036 shares held by St. Paul Venture Capital V, LLC, 1,639,499 shares held by St. Paul Venture Capital VI, LLC, 61,875 shares held by St. Paul Venture Capital Affiliates Fund I, LLC, 750,000 shares held by Windamere, LLC, 938,007 shares held by Windamere II, LLC and 434,783 shares held by Windamere III, LLC and 2,280,403 shares held by Fog City Fund, LLC. The St. Paul Travelers Companies, Inc., a publicly-traded company, owns 100% of St. Paul Fire and Marine Insurance Company. St. Paul Fire and Marine Insurance Company owns a controlling interest and has appointed a majority of the members of the board of directors of each of St. Paul Venture Capital V, LLC and St. Paul Venture Capital VI, LLC. St. Paul Fire and Marine Insurance Company also owns a controlling interest of Windamere, LLC, Windamere II, LLC, Windamere III, LLC and Fog City Fund, LLC. St. Paul Venture Capital V, LLC, St. Paul Venture Capital VI, LLC and St. Paul Venture Capital Affiliates Fund I, LLC are jointly managed by Split Rock Partners, LLC and Vesbridge Partners, LLC, however, voting and investment power with respect to our shares have been delegated solely to Split Rock Partners, LLC. Split Rock Partners, LLC has appointed a majority of the members of the board of directors of each of Windamere, LLC, Windamere II, LLC, Windamere III, LLC and Fog City Fund, LLC. Voting and investment power over the shares held by each named fund is shared with The St. Paul Travelers Companies, Inc., St. Paul Fire and Marine Insurance Company and Split Rock Partners, LLC due to the affiliate relationships described above. Each of these entities disclaim beneficial ownership of the shares except to the extent of any pecuniary interest in each named fund. The address for The St. Paul Travelers Companies, Inc. and St. Paul Fire and Marine Insurance Company is 385 Washington Street. The address for Split Rock Partners, LLC is 10400 Viking Drive, Suite 550, Eden Prairie, MN 55344.

(15)Represents 434,783 shares held by the Federated Kaufmann Fund, 252,130 shares held by Federated Kaufmann Fund, portfolio of Federated Equity Funds, and 2,083,333 shares held by the Kaufmann Fund. The address of the Kaufmann Fund is 140 East 45th Street, 43rd Floor, New York, NY 10017.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock, after giving effect to the conversion of all outstanding preferred stock into common stock and the filing of our restated certificate of incorporation, will consist of 100,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.001 par value per share. The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the provisions of applicable Delaware law.

Common Stock

As of December 31, 2004, there were 40,097,491 shares of common stock outstanding held by 128 shareholders of record. This amount assumes the conversion of all outstanding shares of our preferred stock, which will occur immediately upon the closing of this offering. After this offering, there will be             shares of our common stock outstanding, or              shares if the underwriters exercise their overallotment option.

Dividend Rights.    Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board of directors may from time to time determine.

Voting Rights.    Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our restated certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No preemptive or similar rights.    The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to receive liquidation distributions.    Upon a liquidation, dissolution or winding-up of DexCom, the assets legally available for distribution to stockholders will be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

As of December 31, 2004, there were 35,450,870 shares of preferred stock outstanding. Upon the closing of this offering, each outstanding share of preferred stock will be converted into one share of common stock. Immediately following the closing of this offering, we will file our restated certificate of incorporation, which will delete all references to the prior series of preferred stock, and will authorize 5,000,000 shares of undesignated preferred stock.

Following this offering, our board of directors will be authorized, subject to the limits imposed by Delaware law, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares of any series, but not below the number of shares of a given series then outstanding, without any further vote or action by the stockholders.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of DexCom and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Warrants

As of December 31, 2004, we had outstanding one warrant exercisable for 87,458 shares of our common stock at an exercise price of $2.69 per share. This warrant is exercisable until two years after the date of this offering. The warrant has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrant also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.

Registration Rights

Pursuant to the terms of our second amended and restated investors' rights agreement, after this offering, holders of approximately 39,237,514 shares of common stock and one warrantholder holding a warrant to purchase 87,458 shares of our common stock or their respective transferees have the right to require us to register such shares with the Securities and Exchange Commission so that those shares may be publicly resold, subject to certain limitations in such agreement.

Right to demand registration.    Holders of 35,450,870 shares of common stock have demand registration rights. At any time six months after the closing of this offering, these stockholders can request that we file a registration statement so they can publicly sell their shares. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in a registration statement.

Who may make a demand.    At any time six months after the closing of this offering, the holders of at least 40% of the shares with the registration rights described above have the right to demand that we file a registration statement on a form other than Form S-3, so long as the amount of securities to be sold in that registration will result in aggregate proceeds of at least $7,500,000, net of any underwriters' fees, discounts or commissions. If we are eligible to file a registration statement on Form S-3, the holders of 10% of the shares with the registration rights described above will have the right to demand that we file a registration statement on Form S-3, so long as the amount of securities to be sold in that registration will result in an aggregate price to the public of not less than $1,000,000, net of any underwriters' fees, discounts or commissions.

Number of times holders can make demands.    We will only be required to file an aggregate of two registration statements on demand, provided such registration statements have been declared or ordered effective, on a form other than Form S-3. If we are eligible to file a registration statement on Form S-3, we are not required to file more than two such registration statements during any 12-month period.

Postponement.    We may postpone the filing of a registration statement on a form other than Form S-3 for up to 120 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders. In the case of a registration statement on Form S-3, our postponement period is limited to no more than 120 days once in a 12-month period.

Piggyback registration rights.    If we register any securities for public sale, holders of approximately 39,237,514 shares of common stock and one warrantholder holding a warrant to purchase 87,458 shares of our common stock will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit or exclude the number of shares to be included in a registration statement, provided that no such limitation shall reduce the amount of securities held by the holders of shares with registration rights below 30% of the total amount of securities included in such registration.

Expenses of registration.    We will pay all of the expenses relating to any demand, piggyback or Form S-3 registration. However, we will not pay for any expenses of any demand or Form S-3 registration if the request is subsequently withdrawn by the holders requesting that we file such registration statement, subject to limited exceptions. We are not obligated to pay any underwriting discounts or selling commission applicable to any such registration.

Expiration of registration rights.    The registration rights described above will expire seven years after this offering is completed. The registration rights will terminate earlier with respect to a particular stockholder to the extent the shares held by and issuable to such holder may be sold under Rule 144 of the Securities Act in any 90 day period.

Anti-Takeover Provisions

Provisions of Delaware law and our restated certificate of incorporation and amended and restated bylaws could make the acquisition of DexCom and the removal of incumbent directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of DexCom to negotiate with us first.

Delaware Law

Following the closing of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder, subject to exceptions, unless the business combination or the transaction in which the person became an interested stockholder is approved by our board of directors in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the corporation's voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of us without further action by the stockholders.

Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our restated certificate of incorporation and our amended and restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

  •
  Board of Directors Vacancies. Our restated certificate of incorporation and amended and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

  •
  Classified Board. Our restated certificate of incorporation provides that our board is classified into three classes of directors. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board, and the prospect of such delay may deter a potential offeror.

  •
  Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our amended and restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president.

  •
  Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

  •
  Issuance of Undesignated Preferred Stock. After the filing of our restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

NASDAQ National Market Listing

We have applied to list our common stock on the NASDAQ National Market under the proposed trading symbol "DXCM."

Transfer Agent

The Transfer Agent and Registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, we will have             shares of our common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after December 31, 2004. Of these outstanding shares, the             shares sold in this offering will be freely tradable, except that any shares held by our "affiliates" as that term is defined in Rule 144 promulgated under the Securities Act may only be sold in compliance with the limitations described below. The remaining 40,097,491 shares of our common stock will continue to be deemed "restricted securities" as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, both of which are summarized below. In addition, all of our stockholders have entered into market stand-off agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specified exceptions, not to sell any of their stock for at least 180 days following the date of this prospectus. Subject to the provisions of Rules 144 and 701, shares will be available for sale in the public market as follows:

  •
  Beginning on the effective date of the registration statement, the             shares sold in this offering will be immediately available for sale in the public market

  •
  After 180 days following the effective date of the registration statement, 31,741,605 additional shares will become eligible for sale in the public market.

  •
  The remaining 8,355,886 shares will be eligible for sale on December 30, 2005.

Lock-Up Agreements

All of our directors and officers and substantially all of our securityholders are subject to lock-up agreements or market standoff provisions that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Jaffray & Co. or, in limited circumstances, us.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person, or group of persons whose shares are required to be aggregated, including an affiliate of DexCom, who has beneficially owned shares for at least one year, is entitled to sell within any three-month period, a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock, or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of the sale is filed. In addition, a person who is not deemed to have been an affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the requirements described above. When a person acquires shares from one of our affiliates, that person's holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate. However, any such shares that are eligible for sale under Rule 144 are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or waiver of those agreements.

Rule 701

In general, under Rule 701 of the Securities Act, an employee, officer, director, consultant or advisor who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in compliance with Rule 701 is eligible, 90 days after the issuer becomes subject to the reporting requirements of the Exchange Act, to resell those shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in Rule 144. However, the shares issued pursuant to Rule 701 are subject to the lock-up agreements described above and will only become eligible for sale upon the expiration or waiver of those agreements.

Registration of Shares Issued Pursuant to Benefits Plans

We intend to file registration statements under the Securities Act as promptly as possible after the effective date of this offering to register shares to be issued pursuant to our employee benefit plans. As a result, any options or rights exercised under our 1999 stock option plan, our 2005 equity incentive plan, our 2005 employee stock purchase plan or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market, subject to the market stand-off and lock-up agreements discussed above. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144. As of December 31, 2004, there were outstanding options under our benefit plans for the purchase of 6,706,237 shares of common stock, with an average exercise price of $0.46.

Registration Rights

Pursuant to the terms of our second amended and restated investors' rights agreement, which is attached as an exhibit to this registration statement, holders of approximately 39,237,514 shares of common stock and one warrantholder holding a warrant to purchase 87,458 shares of our common stock or their transferees, have registration rights with respect to those shares of common stock. For a discussion of these rights please see "Description of Capital Stock—Registration Rights." After such shares are registered, they will be freely tradable without restriction under the Securities Act.

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. Piper Jaffray & Co. is acting as book-running manager for this offering and, together with SG Cowen & Co., LLC, William Blair & Company, L.L.C. and First Albany Capital Inc., is acting as representative of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Underwriters	Number of Shares
Piper Jaffray & Co.
SG Cowen & Co., LLC
William Blair & Company, L.L.C.
First Albany Capital Inc.

Total

The underwriters have advised us that they propose to offer the shares to the public at $             per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $             per share. The underwriters may allow and the dealers may reallow a concession of not more than $             per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

At our request, the underwriters have reserved for sale at the initial public offering price up to             shares of common stock to directors, employees and persons having business relationships with or otherwise related to DexCom. The number of shares of common stock available for sale to the general public will be reduced to the extent that such individuals purchase all or a portion of these reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the shares of common stock offered hereby.

We have granted to the underwriters an option to purchase up to an additional             shares of common stock from us at the same price to the public, and with the same underwriting discount, as set forth above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

We estimate that the total fees and expenses payable by us, excluding underwriting discounts and commissions, will be approximately $             . The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters have informed us that neither they, nor any other underwriter participating in the distribution of the offering, will make sales of the common stock offered by this prospectus to accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

All of our directors and officers and substantially all of our securityholders are subject to lock-up agreements or market standoff provisions that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Jaffray & Co. or, in limited circumstances, us.

In addition, we are subject to a lock-up agreement that prohibits us from offering for sale, selling, contracting to sell, granting any option for the sale of, pledging, transferring, establishing an open put equivalent position or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to such common stock, option or warrant for a period of at least 180 days following the date of this prospectus without the prior written consent of Piper Jaffray & Co.

Prior to the offering, there has been no established trading market for our common stock. The initial public offering price for the shares of common stock offered by this prospectus will be negotiated by us and the underwriters. The factors to be considered in determining the initial public offering price include:

  •
  the history of and the prospects for the industry in which we compete;

  •
  our past and present operations;

  •
  our historical results of operations;

  •
  our prospects for future earnings;

  •
  the recent market prices of securities of generally comparable companies; and

  •
  the general condition of the securities markets at the time of the offering and other relevant factors.

The initial public offering price of our common stock may not correspond to the price at which the common stock will trade in the public market subsequent to this offering, and an active public market for the common stock may never develop or, if it does develop, may not continue after this offering.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have sold to them. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. "Naked" short sales are sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

Some underwriters and selling group members may also engage in passive market making transactions in our common stock. Passive market making consists of displaying bids on the NASDAQ National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking or investment banking transactions with us and our affiliates. They receive customary fees and commissions for these services. Piper Jaffray & Co., one of the underwriters, served as the placement agent in our December 2004 Series D preferred stock offering and received a warrant to purchase 87,458 shares of our Series D preferred stock at an exercise price of $2.69 per share, as partial consideration for its services. Upon the consummation of this offering, this warrant will be exercisable for 87,458 shares of our common stock.

LEGAL MATTERS

Fenwick & West LLP, Mountain View, California, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. The underwriters have been represented by Latham & Watkins LLP, Costa Mesa, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, have audited our financial statements at December 31, 2003 and 2004 and for each of the three years in the period ended

December 31, 2004 and for the period from May 13, 1999 (inception) through December 31, 2004, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, of which this prospectus is a part, under the Securities Act with respect to the common stock offered in this offering. This prospectus, which is part of the registration statement, does not contain all of the information included in the registration statement or the accompanying exhibits. For additional information about us and our common stock, you should refer to the registration statement and the accompanying exhibits. Statements contained in this prospectus regarding the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we make reference to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, of which this prospectus is a part.

You may also read and copy the registration statement, the related exhibits and the other materials we file with the SEC at its public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of those documents at prescribed rates by writing to the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site's address is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, will file periodic reports, proxy statements and other information with the SEC. Our periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and on the SEC's website.

DEXCOM, INC.
(a development stage company)

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
DexCom, Inc.

We have audited the accompanying balance sheets of DexCom, Inc. (a development stage company) as of December 31, 2003 and 2004, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004 and the period from May 13, 1999 (inception) through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DexCom, Inc. at December 31, 2003 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 and the period from May 13, 1999 (inception) through December 31, 2004, in conformity with U.S. generally accepted accounting principles.

                      /s/ Ernst & Young LLP

San Diego, California
January 22, 2005

DEXCOM, INC.
(a development stage company)

BALANCE SHEETS

			Pro forma Redeemable Convertible Preferred Stock and Stockholders' Equity at December 31, 2004
	December 31,
	2003	2004
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$20,016,186	$27,229,208
Prepaid and other current assets	119,653	43,781

Total current assets	20,135,839	27,272,989
Property and equipment, net	611,079	1,851,892
Restricted cash	—	200,000
Other assets	20,063	33,000

Total assets	$20,766,981	$29,357,881

Liabilities, redeemable convertible preferred stock and stockholders' equity (deficit)
Current liabilities:
Accounts payable and accrued liabilities	$764,374	$1,239,754
Accrued payroll and related expenses	219,525	328,476

Total current liabilities	983,899	1,568,230
Deferred rent	—	125,241
Commitments and contingencies
Redeemable convertible Series B preferred stock, $.001 par value, 12,000,000 and 11,304,114 shares authorized at December 31, 2003 and 2004, respectively; 11,304,114 shares issued and outstanding at December 31, 2003 and 2004; liquidation preference and redemption value of $19,775,269 and $20,914,724 at December 31, 2003 and 2004, respectively; no shares authorized, issued or outstanding pro forma	19,726,069	20,878,086	$—
Redeemable convertible Series C preferred stock, $.001 par value, 13,043,478 shares authorized, 12,790,870 shares issued and outstanding at December 31, 2003 and 2004; liquidation preference and redemption value of $32,748,598 and $34,807,928 at December 31, 2003 and 2004, respectively; no shares authorized, issued or outstanding pro forma	32,657,865	34,740,360	—
Redeemable convertible Series D preferred stock, $.001 par value, 8,700,000 shares authorized, 8,355,886 shares issued and outstanding at 2004; liquidation preference and redemption value of $22,499,894 at December 31, 2004; no shares authorized, issued or outstanding pro forma	—	21,355,894	—
Stockholders' equity (deficit):
Convertible Series A preferred stock, $.001 par value, 3,000,000 shares authorized; 3,000,000 shares issued and outstanding at December 31, 2003 and 2004; liquidation preference of $3,000,000 at December 31, 2003 and 2004	3,000	3,000	—
Common stock, $.001 par value, 50,000,000 shares authorized, 4,488,173 and 4,646,621 shares issued and outstanding at December 31, 2003 and 2004, respectively; 40,097,491 shares issued and outstanding pro forma (unaudited)	4,488	4,646	40,097
Additional paid-in capital	3,095,613	6,215,689	83,157,578
Deferred stock-based compensation	—	(2,648,336)	(2,648,336)
Deficit accumulated during the development stage	(35,703,953)	(52,884,929)	(52,884,929)

Total stockholders' equity (deficit)	(32,600,852)	(49,309,930)	$27,664,410

Total liabilities, redeemable convertible preferred stock and stockholders' equity (deficit)	$20,766,981	$29,357,881

See accompanying notes.

DEXCOM, INC.
(a development stage company)

STATEMENTS OF OPERATIONS

				Period from May 13, 1999 (inception) through December 31, 2004
	Years Ended December 31,
	2002	2003	2004
Costs and expenses:
Research and development	$6,310,907	$8,934,631	$12,178,728	$36,112,734
General and administrative	1,860,552	1,249,960	1,439,700	7,590,319
Stock-based compensation:
Research and development	—	—	291,114	291,114
General and administrative	—	—	157,575	157,575

Total costs and expenses	8,171,459	10,184,591	14,067,117	44,151,742
Interest and other income, net	463,430	270,000	120,653	1,405,350

Net loss	(7,708,029)	(9,914,591)	(13,946,464)	(42,746,392)
Accretion to redemption value of Series B and Series C redeemable convertible preferred stock	(2,451,068)	(3,234,512)	(3,234,512)	(10,138,537)

Net loss attributable to common stockholders	$(10,159,097)	$(13,149,103)	$(17,180,976)	$(52,884,929)

Basic and diluted net loss per share attributable to common stockholders	$(2.48)	$(3.03)	$(3.76)

Shares used to compute basic and diluted net loss per share attributable to common stockholders	4,092,421	4,339,851	4,572,649

Pro forma basic and diluted net loss per share (unaudited)			$(0.44)

Shares used to compute pro forma basic and diluted net loss per share (unaudited)			31,690,525

See accompanying notes.

DEXCOM, INC.
(a development stage company)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)

	Redeemable Convertible Preferred Stock		Convertible Preferred Stock						Deficit Accumulated During the Development Stage
					Common Stock					Total Stockholders' Equity (Deficit)
							Additional Paid-In Capital	Deferred Stock-Based Compensation
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at May 13, 1999 (inception)	—	$—	—	$—	—	$—	$—	$—	$—	$—
Issuance of common stock to founders at $.001 per share for cash in May 1999	—	—	—	—	1,500,000	1,500	—	—	—	1,500
Issuance of common stock at $.01 per share for technology in June 1999	—	—	—	—	1,900,000	1,900	17,100	—	—	19,000
Issuance of Series A convertible preferred stock at $1.00 per share for cash in July 1999, net of financing costs of $65,656	—	—	3,000,000	3,000	—	—	2,931,344	—	—	2,934,344
Compensation expense associated with stock options issued to consultants	—	—	—	—	—	—	793	—	—	793
Net loss and comprehensive loss	—	—	—	—	—	—	—		(938,817)	(938,817)

Balance at December 31, 1999	—	—	3,000,000	3,000	3,400,000	3,400	2,949,237	—	(938,817)	2,016,820
Issuance of Series B redeemable convertible preferred stock at $1.44 per share for cash in December 2000, net of financing costs of $80,703	9,589,121	13,727,631	—	—	—	—	—	—	—	—
Issuance of Series B redeemable convertible preferred stock upon conversion of notes payable in December 2000	1,437,215	2,069,589	—	—	—	—	—	—	—	—
Issuance of common stock for cash	—	—	—	—	351,875	352	26,835	—	—	27,187
Compensation expense associated with stock options issued to consultants	—	—	—	—	—	—	14,771	—	—	14,771
Imputed dividends on Series B redeemable convertible preferred stock	—	92,621	—	—	—	—	—	—	(92,621)	(92,621)
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(3,965,121)	(3,965,121)

Balance at December 31, 2000	11,026,336	15,889,841	3,000,000	3,000	3,751,875	3,752	2,990,843	—	(4,996,559)	(1,998,964)
Issuance of Series B redeemable convertible preferred stock at $1.44 per share for cash in March 2001, net of financing costs of $6,971	277,778	393,029	—	—	—	—	—	—	—	—
Exercise of stock options for cash	—	—	—	—	241,147	241	24,373	—	—	24,614
Compensation expense associated with stock options issued to consultants	—	—	—	—	—	—	23,483	—	—	23,483
Imputed dividends on Series B redeemable convertible preferred stock	—	1,125,824	—	—	—	—	—	—	(1,125,824)	(1,125,824)
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(6,273,370)	(6,273,370)

Balance at December 31, 2001	11,304,114	$17,408,694	3,000,000	$3,000	3,993,022	$3,993	$3,038,699	$—	$(12,395,753)	$(9,350,061)

See accompanying notes.

DEXCOM, INC.
(a development stage company)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (Continued)

	Redeemable Convertible Preferred Stock		Convertible Preferred Stock						Deficit Accumulated During the Development Stage
					Common Stock					Total Stockholders' Equity (Deficit)
							Additional Paid-In Capital	Deferred Stock-Based Compensation
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2001	11,304,114	$17,408,694	3,000,000	$3,000	3,993,022	$3,993	$3,038,699	$—	$(12,395,753)	$(9,350,061)
Issuance of Series C redeemable convertible preferred stock at $2.30 per share for cash in May and June 2002, net of financing costs of $129,341	12,790,870	29,289,660	—	—	—	—	—	—	—	—
Imputed dividends on Series B redeemable convertible preferred stock	—	1,139,445	—	—	—	—	—	—	(1,139,445)	(1,139,445)
Imputed dividends on Series C redeemable preferred stock	—	1,270,267	—	—	—	—	—	—	(1,270,267)	(1,270,267)
Accretion of stock issuance costs on redeemable convertible preferred stock	—	41,356	—	—	—	—	—	—	(41,356)	(41,356)
Exercise of stock options for cash	—	—	—	—	177,719	178	23,791	—	—	23,969
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(7,708,029)	(7,708,029)

Balance at December 31, 2002	24,094,984	49,149,422	3,000,000	3,000	4,170,741	4,171	3,062,490	—	(22,554,850)	(19,485,189)
Imputed dividends on Series B redeemable convertible preferred stock	—	1,139,455	—	—	—	—	—	—	(1,139,455)	(1,139,455)
Imputed dividends on Series C redeemable convertible preferred stock	—	2,059,330	—	—	—	—	—	—	(2,059,330)	(2,059,330)
Accretion of stock issuance costs on redeemable preferred stock	—	35,727	—	—	—	—	—	—	(35,727)	(35,727)
Exercise of stock options for cash	—	—	—	—	317,432	317	33,123	—	—	33,440
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(9,914,591)	(9,914,591)

Balance at December 31, 2003	24,094,984	52,383,934	3,000,000	3,000	4,488,173	4,488	3,095,613	—	(35,703,953)	(32,600,852)
Issuance of Series D redeemable convertible preferred stock at $2.69 per share for cash in December 2004, net of financing costs of $1,144,000	8,355,886	21,355,894	—	—	—	—	—	—	—	—
Imputed dividends on Series B redeemable convertible preferred stock	—	1,139,455	—	—	—	—	—	—	(1,139,455)	(1,139,455)
Imputed dividends on Series C redeemable preferred stock	—	2,059,330	—	—	—	—	—	—	(2,059,330)	(2,059,330)
Accretion of stock issuance costs on redeemable convertible preferred stock	—	35,727	—	—	—	—	—	—	(35,727)	(35,727)
Exercise of stock option for cash	—	—	—	—	158,448	158	23,051	—	—	23,209
Deferred stock compensation related to employee stock option grants	—	—	—	—	—	—	3,097,025	(3,097,025)	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	448,689	—	448,689
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(13,946,464)	(13,946,464)

Balance at December 31, 2004	32,450,870	$76,974,340	3,000,000	$3,000	4,646,621	$4,646	$6,215,689	$(2,648,336)	$(52,884,929)	$(49,309,930)

See accompanying notes.

DEXCOM, INC.
(a development stage company)

STATEMENTS OF CASH FLOWS

				Period from May 13, 1999 (inception) through December 31, 2004
	Years Ended December 31,
	2002	2003	2004
Operating activities
Net loss	$(7,708,029)	$(9,914,591)	$(13,946,464)	$(42,746,392)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	388,686	353,550	486,805	1,462,152
Amortization of stock-based compensation	—	—	448,689	448,689
Interest on converted notes	—	—	—	70,480
Loss on disposal of equipment	25,053	—	29,905	65,767
Compensation expense associated with stock options issued to consultants	—	—	—	39,047
Changes in operating assets and liabilities:
Prepaid and other assets	(98,523)	62,255	42,872	(76,781)
Restricted cash	—	—	(200,000)	(200,000)
Accounts payable and accrued liabilities	270,886	58,062	475,380	1,239,754
Accrued payroll and related expenses	94,776	(21,011)	108,951	328,476
Deferred rent	—	—	125,241	125,241

Net cash used in operating activities	(7,027,151)	(9,461,735)	(12,428,621)	(39,243,567)
Investing activities
Purchase of short-term marketable securities	(7,765,280)	—	—	(7,765,280)
Proceeds from sale of short-term marketable securities	—	7,765,280	—	7,765,280
Purchase of property and equipment	(261,602)	(408,609)	(1,757,523)	(3,361,528)
Proceeds on sale of equipment	—	—	—	1,017
Other assets	41,703	9,065	20,063	—

Net cash provided by (used in) investing activities	(7,985,179)	7,365,736	(1,737,460)	(3,360,511)
Financing activities
Proceeds from convertible notes payable	—	—	—	2,000,000
Proceeds from issuance of common stock	23,969	33,440	23,209	133,619
Net proceeds from issuance of preferred stock	29,289,663	—	21,355,894	67,699,667

Net cash provided by financing activities	29,313,632	33,440	21,379,103	69,833,286

Increase (decrease) in cash and cash equivalents	14,301,302	(2,062,559)	7,213,022	27,229,208
Cash and cash equivalents, beginning of period	7,777,443	22,078,745	20,016,186	—

Cash and cash equivalents, ending of period	$22,078,745	$20,016,186	$27,229,208	$27,229,208

Non-cash investing and financing transactions:
Purchase of technology in exchange for common stock	$—	$—	$—	$19,000

Conversion of notes payable into Series B preferred stock	$—	$—	$—	$2,000,000

Accretion to redemption value of Series B and Series C redeemable convertible preferred stock	$2,451,068	$3,234,512	$3,234,512	$10,138,537

See accompanying notes.

DEXCOM, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

1. Organization and Summary of Significant Accounting Policies

Organization and Business

DexCom, Inc., or the Company, is a development stage medical device company focused on the design and development of continuous glucose monitoring systems for people with diabetes. Since inception the Company has devoted substantially all of its resources to start-up activities, raising capital and research and development, including product design, testing, manufacturing and clinical trials. The Company has focused its development activities on two continuous glucose monitoring systems: a short-term system with a sensor that can be inserted by a patient, and a long-term system with a sensor that can be implanted by a physician. The Company's glucose monitoring systems are designed to provide real-time continuous blood glucose values, trend data and alerts to assist patients in managing their blood glucose levels. The Company has not generated any revenue from its development activities and will not be able to generate revenue until one of its products is approved, if ever.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Significant estimates include estimated clinical study expenses that are comprised of payments for work performed by contract research organizations, physicians and participating hospitals. Expenses are accrued for clinical studies performed by contract research organizations based on estimates of work performed under contracts. Expenses for setting up clinical trial sites are accrued immediately. Clinical expenses related to patient enrollment are accrued as patients are enrolled in a trial.

Unaudited Pro Forma Information

The Company has filed a registration statement with the Securities and Exchange Commission to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated, each share of the Series A convertible preferred stock and the Series B, Series C and Series D redeemable convertible preferred stock outstanding at December 31, 2004 will automatically convert into one share of common stock. Unaudited pro forma redeemable convertible preferred stock and stockholders' equity, as adjusted for the assumed conversion of all Series A convertible preferred stock and Series B, Series C and Series D of redeemable convertible preferred stock, is set forth in the accompanying balance sheets.

Cash and Cash Equivalents

The Company invests its excess cash in bank deposits and money market accounts. The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents.

Letter of Credit

At December 31, 2004, the Company had an irrevocable letter of credit outstanding with a commercial bank for approximately $200,000, securing its facility lease. The Company has deposited an aggregate of $200,000 of certificates of deposit securing the letter of credit. An equal amount of restricted cash has been separately disclosed in the accompanying balance sheets.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions.

Property and Equipment

Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets, generally three to five years, using the straight-line method. Leasehold improvements are stated at cost and amortized over the shorter of the estimated useful lives of the assets or the lease term.

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards, or SFAS No. 144, Accounting for the Impairment of Disposable Long-Lived Assets, the Company will record impairment losses on long-lived assets used in operations when events and circumstances indicate that assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. To date, the Company has not experienced any impairment losses on its long-lived assets used in operations.

Stock-Based Compensation

The Company accounts for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, Financial Accounting Standards Board, or FASB, Interpretation, or FIN No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and related interpretations and has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation.

Options or stock awards issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123 and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling Goods and Services and recognized over the related service period.

The information regarding net loss as required by SFAS No. 123, as amended, has been determined as if the Company had accounted for its employee stock options under the fair-value method. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years' vesting.

The following table illustrates the weighted-average assumptions for the Black-Scholes option pricing model used in determining the fair value of options granted to employees:

	Years Ended December 31,
	2002	2003	2004
Dividend Yield	0%	0%	0%
Risk-free interest rate	4.5%	3.0%	3.7%
Volatility	—	—	60%
Expected life	4 years	4 years	5 years

The Company has used the minimum value method to determine the fair value of options granted prior to its initial filing in a registration statement under the Securities Act of 1933 relating to an initial public offering of the Company's common stock. This method does not consider the expected volatility of the underlying stock, and is only available to non-public entities. Accordingly, the Company has used an estimated volatility factor of 60% for option grants issued during the year ended December 31, 2004 in anticipation to the filing of its registration statement.

In connection with the grant of certain stock options to employees during the year ended December 31, 2004, the Company recorded deferred stock-based compensation within stockholders' equity (deficit) of $3,097,025, which represents the difference between the fair value of the common stock and the option exercise price at the date of grant. Such amount will be amortized over the vesting period of the applicable options on an accelerated basis. The Company recorded stock-based compensation expense of $448,689 for the year ended December 31, 2004. The expected future amortization expense for deferred stock-based compensation for stock options granted through December 31, 2004, is as follows:

Years Ending December 31,
2005	$1,533,630
2006	702,138
2007	327,712
2008	84,856

$2,648,336

The table below illustrates the effect on net loss and net loss per share attributable to common stockholders had the Company applied the fair value provisions of SFAS No. 123 to employee stock compensation.

				Period from May 13, 1999 (inception) through December 31, 2004
	Years Ended December 31,
	2002	2003	2004
Net loss attributable to common stockholders, as reported	$(10,159,097)	$(13,149,103)	$(17,180,976)	$(52,884,929)
Add: Stock-based employee compensation expense included in net loss	—	—	448,689	448,689
Deduct: Stock-based employee compensation expense determined under fair-value method	(28,332)	(43,419)	(609,685)	(702,082)

Pro forma net loss attributable to common stockholders	$(10,187,429)	$(13,192,522)	$(17,341,972)	$(53,138,322)

Basic and diluted net loss per share attributable to common stockholders	$(2.48)	$(3.03)	$(3.76)

Pro forma basic and diluted net loss per share attributable to common stockholders	$(2.49)	$(3.04)	$(3.79)

Fair Value of Financial Instruments

Financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities, are carried at cost, which management believes approximates fair value given their short-term nature.

Comprehensive Loss

SFAS No. 130, Reporting Comprehensive Income, requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income and other comprehensive income, including foreign currency translation adjustments, and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income. Comprehensive loss was not different than net loss for the period from May 13, 1999 (inception) through December 31, 2004.

Deferred Rent

Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense accrued and amounts paid under the lease agreement is recorded as deferred rent in the accompanying balance sheets.

Income Taxes

In accordance with SFAS No. 109, Accounting for Income Taxes, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates, which will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R, which replaces SFAS No. 123, and supercedes APB Opinion No. 25. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. Under SFAS No. 123R, the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at date of adoption. The transition methods include prospective and retroactive adoption options. Under the retroactive option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options and restricted stock at the beginning of the first quarter of adoption of SFAS No. 123R, while the retroactive methods would record compensation expense for all unvested stock options and restricted stock beginning in the first period restated. The Company is evaluating the requirements of SFAS No. 123R and expects that the adoption of SFAS No. 123R will have a material impact on the Company's results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting SFAS No. 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123.

2. Net Loss Per Common Share

 Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, redeemable convertible preferred stock, convertible preferred stock, stock options and the outstanding warrant are considered to be common stock equivalents and are only included in the calculation of diluted net loss per share when their effect is dilutive.

The calculation of unaudited pro forma basic and diluted net loss per share attributable to common stockholders assumes the conversion of all shares of Series A convertible preferred stock, Series B, Series C and Series D redeemable convertible preferred stock into shares of common stock using the as-if-converted method, as if such conversion had occurred as of January 1, 2004, or the original issuance date, if later. The calculation of pro forma net loss per share attributable to common stockholders excludes incremental common stock issuable upon exercise of options and the warrant, as their effect would be antidilutive.

	Years Ended December 31,
	2002	2003	2004
Historical
Numerator:
Net loss	$(7,708,029)	$(9,914,591)	$(13,946,464)
Accretion to redemption value of Series B and Series C redeemable convertible preferred stock	(2,451,068)	(3,234,512)	(3,234,512)

Net loss attributable to common stockholders	$(10,159,097)	$(13,149,103)	$(17,180,976)

Denominator:
Denominator for basic and diluted net loss per share attributable to common stockholders	4,092,421	4,339,851	4,572,649

Basic and diluted net loss per share attributable to common stockholders	$(2.48)	$(3.03)	$(3.76)

Pro forma
Pro forma net loss (unaudited)			$(13,946,464)

Pro forma basic and diluted net loss per share (unaudited)			$(0.44)

Shares used above			4,572,649
Pro forma adjustments to reflect assumed weighted-average effect of conversion of preferred stock (unaudited)			27,117,876

Pro forma shares used to compute basic and diluted net loss per share (unaudited)			31,690,525

Historical outstanding anti-dilutive securities not included in diluted net loss per share attributable to common stockholders calculation:

	Years Ended December 31,
	2002	2003	2004
Redeemable convertible preferred stock	24,094,984	24,094,984	32,450,870
Convertible preferred stock	3,000,000	3,000,000	3,000,000
Series D redeemable convertible preferred stock warrant	—	—	87,458
Options to purchase common stock	2,903,593	4,078,673	6,706,237

	29,998,577	31,173,657	42,244,565

3. Property and Equipment

 Property and equipment consist of the following:

	December 31,
	2003	2004
Furniture and fixtures	$121,227	$350,300
Computer equipment	433,353	459,851
Machinery and equipment	672,645	1,233,079
Leasehold improvements	315,842	652,459

	1,543,067	2,695,689
Accumulated depreciation and amortization	(931,988)	(843,797)

Property and equipment, net	$611,079	$1,851,892

Depreciation expense for the years ended December 31, 2002, 2003 and 2004 and for the period from May 13, 1999 (inception) through December 31, 2004 was $388,686, $353,550, $486,805 and $1,462,152, respectively.

4. Commitments and contingencies

Leases

The Company leases its primary facilities under a seven-year operating lease agreement that expires on January 13, 2011. Future minimum lease payments related to the newly executed lease commitment are as follows:

Year Ending December 31,
2005	$338,169
2006	345,485
2007	357,573
2008	368,660
2009	379,748
Thereafter	390,835

Total	$2,180,470

Rent expense for the years ended December 31, 2002, 2003 and 2004 and for the period from May 13, 1999 (inception) through December 31, 2004 was $174,586, $165,451, $503,006 and $1,170,466, respectively.

5. License Agreement

 In August 2001, the Company acquired the exclusive right to manufacture and sell products using the SM Technologies, LLC intellectual property in the field of diabetes. The Company is required to make minimum advanced royalty payments as noted in the table below. In addition, the Company shall pay a royalty of $12.00 per unit (subject to an annual 3% increase after product commercialization), per licensed product sold by the Company. The intellectual property is currently used in the Company's long-term sensor. The license expires concurrent with the last patent to expire.

Future minimum advanced royalties are as follows:

Year Ending December 31,
2005	$116,000
2006	116,000
2007	116,000
2008	116,000
2009	116,000
Thereafter	812,000

Total	$1,392,000

6. Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)

 In December 2004, the Company issued 8,355,886 shares of Series D redeemable convertible preferred stock at a price of $2.69 per share for net cash proceeds of $21,355,894.

In December 2004, in connection with the issuance of the Series D redeemable convertible preferred stock, the Company issued a warrant to Piper Jaffray & Co. to purchase 87,458 shares of Series D redeemable convertible preferred stock at an exercise price of $2.69 per share. The warrant is exercisable for a period of 10 years.

The authorized, issued and outstanding shares of convertible preferred stock and redeemable convertible preferred stock by series are as follows:

	December 31, 2003
	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Aggregate Liquidation Preference
Series A Convertible Preferred Stock	3,000,000	3,000,000	$3,000,000	$3,000,000
Series B Redeemable Convertible Preferred Stock	12,000,000	11,304,114	19,726,069	19,775,269
Series C Redeemable Convertible Preferred Stock	13,043,478	12,790,870	32,657,865	32,748,598

	28,043,478	27,094,984	$55,383,934	$55,523,867

	December 31, 2004
	Shares Authorized	Shares Issues and Outstanding	Carrying Amount	Aggregate Liquidation Preference
Series A Convertible Preferred Stock	3,000,000	3,000,000	$3,000,000	$3,000,000
Series B Redeemable Convertible Preferred Stock	11,304,114	11,304,114	20,878,086	20,914,724
Series C Redeemable Convertible Preferred Stock	13,043,478	12,790,870	34,740,360	34,807,928
Series D Redeemable Convertible Preferred Stock	8,700,000	8,355,886	21,355,894	22,499,894

	36,047,592	35,450,870	$79,974,340	$81,222,546

The holders of Series B, Series C and Series D preferred stock are entitled to receive non-cumulative dividends at a rate of 7% per annum when, as and if declared by the Board of Directors. Subject to the rights of the holders of Series B, Series C and Series D preferred stock, the holders of Series A preferred stock are entitled to receive annual non-cumulative dividends of $0.075 per share, when, as and if declared by the Board of Directors. As of December 31, 2004, no dividends had been declared. The holders of Series B, Series C and Series D preferred stock shall participate, pro rata, on an as-converted to common stock basis, in any distribution made with respect to any class or series of stock having any preference or priority inferior to or parity with any preference or priority of the Series B, Series C and Series D preferred stock.

The Series A, Series B, Series C and Series D preferred stock is convertible, at the option of the holder, at anytime after the date of issuance, into shares of common stock at initial conversion prices of $1.00, $1.44, $2.30 and $2.69 per share, respectively, subject to adjustment. The Series A, Series B, Series C and Series D preferred stock will automatically convert into shares of common stock at the then effective conversion price upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 with aggregate proceeds of at least $25,000,000 and a price to the public not less than $4.15 per share. The Series A and Series B preferred stock will automatically convert into shares of common stock at the then effective conversion price upon the date specified by written consent or agreement of the holders of at least a majority of the voting power of the then outstanding shares of Series A and Series B preferred stock, voting together as a single class. The Series C and Series D preferred stock will automatically convert into shares of common stock at the then effective conversion price upon the dates specified by written consent or agreement of the holders of at least a majority of the voting power of the then outstanding shares of Series C and Series D preferred stock, voting as a single class. The Series C preferred stock will automatically convert into shares of common stock at the then effective conversion price upon the date specified by written consent or agreement of the holders of at least a majority of the then holders of Series C preferred stock, voting as a separate class. The Series D preferred stock will automatically convert into shares of common stock at the then effective conversion price upon the date specified by written consent or agreement of the holders of at least a majority of the then holders of Series D preferred stock, voting as a separate class.

At any time after December 1, 2007, the Series B, Series C and Series D stockholders may elect to have the Company redeem all outstanding shares of Series B, Series C and Series D preferred stock. The corporation must effect the redemptions by paying the holders of Series B, Series C and Series D preferred stock, in cash, a sum per share equal to the Series B liquidation amount, Series C liquidation amount and Series D liquidation amount.

In the event of any liquidation, dissolution or winding up of the Company, the Series D preferred stock shall be the first entitled to be paid out of the assets of the Company in an amount equal to their liquidation value of $2.69 per share plus all accrued and unpaid dividends. Next in preference, the holders of Series C preferred stock are entitled to receive $2.30 per share plus (i) $0.42 per share and (ii) all accrued and unpaid dividends. Next in preference, the holders of Series B preferred stock are entitled to receive $1.44 per share plus (i) $0.41 per share and (ii) all accrued and unpaid dividends. After payments to the holders of Series D, Series C and Series B preferred stock, the holders of Series A preferred stock are entitled to receive $1.00 per share plus all accrued and unpaid dividends. If upon the occurrence of such event, the assets and funds distributed among the holders of preferred stock are insufficient to permit full payment, the entire assets and funds of the Company would be distributed among the preferred shareholders in proportion to the product of the liquidation preference of each such share and the number of such shares owned by each such holder. After the full payment of the liquidation value of Series A, Series B, Series C and Series D preferred stock, the remaining assets of the Company will be available for distribution on a pro rata basis among the holders of common stock and preferred stock based on the number of shares of common stock such holders would be entitled to receive if they converted their preferred stock into common at such time.

In December 2004 the Company's Articles of Incorporation were amended in connection with the issuance of the Series D redeemable convertible preferred stock. The amended Articles of Incorporation modified the dividend provisions of the Series B and Series C redeemable convertible preferred stock. Prior to the amendment, the holders of the Series B and Series C redeemable convertible preferred stock were entitled to receive cumulative dividends at a rate of 7% per annum (i) when, as and if declared by the Board of Directors and (ii) upon a liquidation, redemption or otherwise conversion of the Series B redeemable convertible preferred stock. For the years ended December 31, 2002, 2003 and 2004 and the period from May 13, 1999 (inception) through December 31, 2004 the Company accrued dividends of $2,409,712, $3,198,785, $3,198,785 and $10,025,727, in connection with the dividend provisions.

1999 Stock Plan

In 1999, the Company adopted the 1999 Incentive Stock Plan, or the Plan, as amended and reserved 10,075,522 shares of common stock for grants under the Plan. The Plan provides for the grant of incentive and nonstatutory stock options, stock bonuses and rights to purchase stock to employees, directors or consultants of the Company. The Plan provides that incentive stock options will be granted at no less than fair value of the Company's common stock and nonstatutory stock options will be granted at no less than 85% of the fair market value of the common stock, as determined by the Board of Directors at the date of the grant. Options generally vest 25% one year from date of grant and ratably each month thereafter for a combined total period of 48 months and expire up to ten years from date of grant.

A summary of the Company's stock option activity, and related information for the period from May 13, 1999 (inception) through December 31, 2004 follows:

	Options Outstanding and Exercisable
	Number of Shares	Weighted-Average Exercise Price
Outstanding at May 13, 1999 (inception)	—	$—
Granted	766,500	$0.10
Cancelled	(5,000)	$0.10

Outstanding at December 31, 1999	761,500	$0.10
Granted	614,000	$0.12
Exercised	(71,875)	$0.10

Outstanding at December 31, 2000	1,303,625	$0.11
Granted	493,000	$0.15
Exercised	(241,147)	$0.10
Cancelled	(131,666)	$0.10

Outstanding at December 31, 2001	1,423,812	$0.12
Granted	1,707,500	$0.15
Exercised	(177,719)	$0.13
Cancelled	(50,000)	$0.15

Outstanding at December 31, 2002	2,903,593	$0.14
Granted	1,917,339	$0.25
Exercised	(317,432)	$0.11
Cancelled	(424,827)	$0.13

Outstanding at December 31, 2003	4,078,673	$0.14
Granted	3,008,504	$0.78
Exercised	(158,448)	$0.15
Cancelled	(222,492)	$0.22

Outstanding at December 31, 2004	6,706,237	$0.46

The following table summarizes information about stock options outstanding at December 31, 2004:

Options Outstanding				Options Vested
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Vested	Weighted Average Exercise Price
$0.10	162,500	4.8	$0.10	162,500	$0.10
$0.15	1,789,334	6.9	$0.15	1,256,920	$0.15
$0.25	3,067,063	8.7	$0.25	879,859	$0.25
$1.20	1,687,340	10.0	$1.20	—	—

	6,706,237			2,299,279

Deferred Stock-Based Compensation

No employee stock compensation expense was reflected in the Company's reported net loss in any period prior to 2004, as all options granted had an exercise price equal to the estimated fair value of the underlying common stock on the date of grant. During 2004, stock options were granted with exercise prices that were equal to the estimated fair value of the common stock at the date of grant as determined by the Board of Directors. Subsequent to the commencement of the initial public offering process, the Company determined that certain of the stock options granted during 2004 were granted at exercise prices that were below the reassessed fair value of the common stock on the date of grant. With respect to these options granted, the Company has recorded deferred stock-based compensation of $3,097,025 during the year ended December 31, 2004. Deferred stock-based compensation is recognized and amortized on an accelerated basis in accordance with FIN No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, over the vesting period of the related awards, which is generally four years.

Reserved Shares

The Company has reserved shares of common stock for future issuance as follows:

	December 31,
	2003	2004
Conversion of Series A convertible preferred stock	3,000,000	3,000,000
Conversion of Series B redeemable convertible preferred stock	11,304,114	11,304,114
Conversion of Series C redeemable convertible preferred stock	12,790,870	12,790,870
Conversion of Series D redeemable convertible preferred stock	—	8,355,886
Series D redeemable convertible preferred stock warrant	—	87,458
Stock options under the Company's plans:
Granted and outstanding	4,078,673	6,706,237
Reserved for future grant	238,676	2,402,664

	31,412,333	44,647,229

7. Income Taxes

 At December 31, 2004, the Company has federal and state tax net operating loss carryforwards of approximately $41.4 million and $40.0 million, respectively. The federal and state tax loss carryforwards will expire in 2019 and 2007, respectively, unless previously utilized. The Company also has federal and state research and development tax credit carryforwards of approximately $852,000 and $842,000, respectively. The federal research and development tax credit will begin to expire in 2019, unless previously utilized.

Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company's net operating loss and credit carryforwards may be limited in the event that a cumulative change in ownership of more than 50% has occurred within a three-year period.

Significant components of the Company's deferred tax assets as of December 31, 2004 are shown below. A valuation allowance of approximately $18,453,000 has been established as of December 31, 2004 to offset the deferred tax assets, as realization of such assets is uncertain.

	December 31,
	2003	2004
Deferred tax assets:
Net operating loss carryforwards	$11,358,000	$16,801,000
Research and development credit carryforwards	1,121,000	1,399,000
Other, net	189,000	253,000

Total deferred tax assets	12,668,000	18,453,000
Valuation allowance for deferred tax assets	(12,668,000)	(18,453,000)

Net deferred taxes	$—	$—

8. Related Party Transaction

 The Company has paid fees for management services totaling $285,563, $0, $0 and $1,743,604 for the years ended December 31, 2002, 2003 and 2004, and for the period from May 13, 1999 (inception) through December 31, 2004 to a venture capital firm, which owns an equity interest in the Company.

9. Employee Benefit Plan

 The Company has a defined contribution 401(k) retirement plan, or the 401(k) Plan, covering substantially all employees that meet certain age requirements. Employees may contribute up to 90% of their compensation per year (subject to a maximum limit by federal tax law). Under the 401(k) Plan, the Company may elect to match a discretionary percentage of contributions. No such matching contributions have been made to the 401(k) Plan since its inception.

                  Shares

DEXCOM, INC.

Common Stock

PROSPECTUS

Until                           , 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray

SG Cowen & Co.

William Blair & Company

First Albany Capital

                   , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the NASDAQ National Market filing fee.

Securities and Exchange Commission registration fee		$8,239
NASD filing fee		7,500
NASDAQ National Market filing fee
Accounting fees and expenses
Legal fees and expenses
Road show expenses
Printing and engraving expenses
Blue sky fees and expenses
Transfer agent and registrar fees and expenses
Miscellaneous

Total	$

ITEM 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

As permitted by the Delaware General Corporation Law, the Registrant's restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to the Registrant or its stockholders,

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

  •
  under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases), or

  •
  for any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant's amended and restated bylaws provide that:

  •
  the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions,

  •
  the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law,

  •
  the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions, and

  •
  the rights conferred in the bylaws are not exclusive.

Prior to the completion of the offering, the Registrant intends to enter into Indemnification Agreements with each of its current directors and officers to provide such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought. Reference is also made to Section 6 of the Underwriting Agreement, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provision in the Registrant's restated certificate of incorporation, amended and restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act.

The Registrant has directors' and officers' liability insurance for securities matters prior to the closing of this offering.

See also the undertakings set out in response to Item 17.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Underwriting Agreement	1.01
Registrant's Restated Certificate of Incorporation	3.02
Registrant's Amended and Restated Bylaws	3.05
Second Amended and Restated Investors' Rights Agreement dated December 30, 2004	4.02
Form of Indemnification Agreement	10.01

ITEM 15. Recent Sales of Unregistered Securities.

1.    Since January 1, 2002, we have granted stock options to purchase 5,333,343 shares of our common stock at exercise prices ranging from $0.10 to $1.20 per share per share to our employees, consultants and directors under our 1999 stock option plan. Since January 1, 2002, we have issued and sold an aggregate of 659,892 shares of our common stock to employees and consultants at prices ranging from $0.10 to $0.25 per share pursuant to exercises of options granted under our 1999 stock option plan.

2.    In May and June of 2002, we issued and sold an aggregate of 12,790,870 shares of our Series C redeemable convertible preferred stock to private investors for an aggregate purchase price of approximately $29,419,001 in cash. These shares of Series C redeemable convertible preferred stock are convertible into 12,790,870 shares of common stock.

3.    In December 2004, we issued and sold an aggregate of 8,355,886 shares of our Series D redeemable convertible preferred stock to private investors for an aggregate purchase price of approximately $22,499,894 in cash. These shares of Series D redeemable convertible preferred stock are convertible into 8,355,886 shares of common stock.

4.    In December 2004, we issued a warrant to purchase up to 87,458 shares of our Series D redeemable convertible preferred stock at an exercise price of $2.69 per share to Piper Jaffray & Co. Upon completion of this offering, this warrant will be exercisable for 87,458 shares of our common stock.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.

ITEM 16. Exhibits and Financial Statement Schedules.

(a)
The following exhibits are filed herewith:

Number		Exhibit Title
1.01	*	Form of Underwriting Agreement.
3.01		Registrant's Amended and Restated Certificate of Incorporation.
3.02	*	Certificate of Amendment of Registrant's Amended and Restated Certificate of Incorporation.
3.03	*	Registrant's Restated Certificate of Incorporation (to be effective immediately after the closing of this offering).
3.04		Registrant's Amended and Restated Bylaws.
3.05	*	Registrant's Amended and Restated Bylaws (to be effective immediately after the closing of this offering).
4.01	*	Form of Specimen Certificate for Registrant's common stock.
4.02		Second Amended and Restated Investors' Rights Agreement, dated December 30, 2004.
5.01	*	Opinion of Fenwick & West LLP regarding legality of the securities being registered.
10.01		Form of Indemnification Agreement between Registrant and each of its directors and executive officers.
10.02		1999 Stock Option Plan and related agreements.
10.03	*	2005 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreements.
10.04	*	2005 Employee Stock Purchase Plan and form of subscription agreement.
10.05	*	Amended and Restated Executive Change of Control Agreement dated January 31, 2005 between DexCom, Inc. and Andrew Rasdal.
10.06	*	Amended and Restated Employment Agreement dated January 31, 2005 between DexCom, Inc. and Andrew Rasdal.
10.07	*	Form of Change of Control Agreement with Executive Officers.
10.08		Sorrento Valley Business Park Lease dated December 3, 2004 between Hub Properties Trust and DexCom, Inc.

10.09	*	Exclusive Patent License Agreement dated August 17, 2001 between SM Technologies, LLC and DexCom, Inc.
10.10	*	Agreement Regarding Terms of Sale dated May 23, 2003 between AMI Semiconductor, Inc. and DexCom, Inc.
10.11	*	Agreement between DexCom, Inc. and Quallion LLC, dated May 21, 2003.
23.01	*	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02		Consent of Independent Registered Public Accounting Firm.
24.01		Power of Attorney (See Page II-5).

*To be filed by amendment.

Financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or the notes thereto.

ITEM 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

  (1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on this 1st day of February, 2005.

DEXCOM, INC.
By:	/s/ ANDREW P. RASDAL Andrew P. Rasdal President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Andrew P. Rasdal and Steven J. Kemper, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

Principal Executive Officer:
/s/ ANDREW P. RASDAL Andrew P. Rasdal	President, Chief Executive Officer and Director	February 1, 2005
Principal Financial Officer and Principal Accounting Officer:
/s/ STEVEN J. KEMPER Steven J. Kemper	Chief Financial Officer	February 1, 2005
Additional Directors:
/s/ DONALD L. LUCAS Donald L. Lucas	Chairman of the Board of Directors	February 1, 2005

/s/ BRENT AHRENS Brent Ahrens	Director	February 1, 2005
/s/ KIM BLICKENSTAFF Kim Blickenstaff	Director	February 1, 2005
/s/ SEAN CARNEY Sean Carney	Director	February 1, 2005
/s/ DONALD A. LUCAS Donald A. Lucas	Director	February 1, 2005
/s/ GLEN D. NELSON Glen D. Nelson, M.D.	Director	February 1, 2005
/s/ JAY SKYLER Jay Skyler, M.D.	Director	February 1, 2005

EXHIBIT INDEX

Number		Exhibit Title
1.01	*	Form of Underwriting Agreement.
3.01		Registrant's Amended and Restated Certificate of Incorporation.
3.02	*	Certificate of Amendment of Registrant's Amended and Restated Certificate of Incorporation.
3.03	*	Registrant's Restated Certificate of Incorporation (to be effective immediately after the closing of this offering).
3.04		Registrant's Amended and Restated Bylaws.
3.05	*	Registrant's Amended and Restated Bylaws (to be effective immediately after the closing of this offering).
4.01	*	Form of Specimen Certificate for Registrant's common stock.
4.02		Second Amended and Restated Investors' Rights Agreement, dated December 30, 2004.
5.01	*	Opinion of Fenwick & West LLP regarding legality of the securities being registered.
10.01		Form of Indemnification Agreement between Registrant and each of its directors and executive officers.
10.02		1999 Stock Option Plan and related agreements.
10.03	*	2005 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreements.
10.04	*	2005 Employee Stock Purchase Plan and form of subscription agreement.
10.05	*	Amended and Restated Executive Change of Control Agreement dated January 31, 2005 between DexCom, Inc. and Andrew Rasdal.
10.06	*	Amended and Restated Employment Agreement dated January 31, 2005 between DexCom, Inc. and Andrew Rasdal.
10.07	*	Form of Change of Control Agreement with Executive Officers.
10.08		Sorrento Valley Business Park Lease dated December 3, 2004 between Hub Properties Trust and DexCom, Inc.
10.09	*	Exclusive Patent License Agreement dated August 17, 2001 between SM Technologies, LLC and DexCom, Inc.
10.10	*	Agreement Regarding Terms of Sale dated May 23, 2003 between AMI Semiconductor, Inc. and DexCom, Inc.
10.11	*	Agreement between DexCom, Inc. and Quallion LLC, dated May 21, 2003.
23.01	*	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02		Consent of Independent Registered Public Accounting Firm.
24.01		Power of Attorney (See Page II-5).

*To be filed by amendment.

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TABLE OF CONTENTS
SUMMARY
RISK FACTORS
Risks Related to Our Business
Risks Relating to this Offering
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
Single Day Continuous Data
Bias Requirement: Less Than 15
MANAGEMENT
Summary Compensation Table
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
DEXCOM, INC. (a development stage company) INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DEXCOM, INC. (a development stage company) BALANCE SHEETS
DEXCOM, INC. (a development stage company) STATEMENTS OF OPERATIONS
DEXCOM, INC. (a development stage company) STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
DEXCOM, INC. (a development stage company) STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT) (Continued)
DEXCOM, INC. (a development stage company) STATEMENTS OF CASH FLOWS
DEXCOM, INC. (a development stage company) NOTES TO FINANCIAL STATEMENTS December 31, 2004
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX